Exhibit 99.2

Management Information Circular In Connection With the Annual General Meeting of Shareholders to be Held on May 6, 2025.

This summary highlights information contained elsewhere in this Circular. It does not contain all of the information that you should consider. Please read the entire Circular carefully before voting. Defined terms used in this summary have the meanings ascribed thereto in the Circular.

VOTING RECOMMENDATIONS

Proposal	Board Recommendation

Elect directors of the Corporation.	FOR

Re-appoint KPMG LLP as auditor of the Corporation and authorize the directors to fix their remuneration.	FOR

Approve, in a non-binding, advisory manner, the Corporation’s approach to compensation.	FOR

RECORD DATE

You are entitled to vote at the Meeting if you were a holder of the Corporation’s Common Shares at the close of business on April 1, 2025.

VOTE DEADLINE

To ensure that your vote is counted, please vote by 2:30 p.m. (EDT) on May 2, 2025.

SHAREHOLDER ENGAGEMENT

Open dialogue with Shareholders is a key priority for the Board and Shareholders are encouraged to provide feedback. To this end, the Board has adopted a formal Shareholder engagement policy which reinforces the commitment to regular and constructive communication and engagement with Shareholders and speaks to how this commitment is fulfilled and executive management and the Board may be contacted about perspectives or concerns. The policy is available at: www.iamgold.com/English/ corporate/corporate-governance/default.aspx.

BOARD OF DIRECTORS

Shareholders can write to the Board through the Corporate Secretary at: corporatesecretary@iamgold.com.

INVESTOR RELATIONS

The Investor Relations group is responsible for maintaining communications with the investing public. Investor Relations staff are available to Shareholders by email at: info@iamgold.com.

LIVE BROADCASTS

Quarterly earnings calls with analysts are broadcast live and are archived on the Investor Relations website at: www.iamgold.com/English/investors/ events/events-and-webcasts/ default.aspx.

MANAGEMENT

The President and Chief Executive Officer and Chief Financial Officer and other members of the Corporation’s executive leadership team (the “ELT”) meet regularly with financial analysts and institutional investors.

EVENTS

The President and CEO and CFO and other members of the ELT regularly attend and speak at industry events. A list of upcoming and past events can be found on the Corporation’s website at: www.iamgold.com/English/investors/events/ events- and-webcasts/default.aspx.

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Meeting Information

Date: Tuesday, May 6, 2025

Time: 2:30 p.m. (EDT)

Place: The Corporation will hold the Meeting in a virtual only format, which will be conducted via live audio webcast at: https://meetnow.global/MMDUMQ9

Accessing the Meeting: Registered Shareholders

must use the 15-digit Control Number located on the form of proxy. Duly appointed proxyholders must use the 4-character Invite Code provided by Computershare Trust Company of Canada.

HOW YOU CAN VOTE

Your vote is important. To ensure that your Common Shares will be represented and voted at the Meeting, please submit your vote as soon as possible by one of the following methods:

Internet

You will need to have your proxy form or Voting Instruction Form in hand. Go to the website listed on the form that you received and follow the instructions on the screen.

Telephone

You will need to have your proxy form or Voting Instruction Form in hand. Dial the phone number listed on the form that you received and follow the voting prompts.

Mail

Complete your proxy form or Voting Instruction Form and return using the enclosed postage-paid envelope.

Virtual-Only Meeting

You must complete the steps described under the heading “General Proxy Information – Attending and Participating at the Meeting” to attend and vote at the Meeting, which will be conducted via live audio webcast at: https://meetnow.global/MMDUMQ9

Accessing the Meeting

Registered Shareholders must use the 15-digit Control Number located on the form of proxy. Duly appointed proxyholders must use the 4-character Invite Code provided by Computershare Trust Company of Canada.

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MESSAGE FROM THE CHAIR OF THE BOARD OF DIRECTORS

Dear Shareholders,

On behalf of the Board of Directors and management of IAMGOLD Corporation, I would like to invite you to attend the annual meeting of shareholders that will be held on Tuesday, May 6, 2025, at 2:30 p.m. (ET). The annual meeting will be held in virtual format, conducted via live audio webcast, which allows for convenient access for shareholders to participate in voting and ask questions pertaining to the matters of the meeting in real time through the virtual meeting platform. The accompanying notice and management information circular provides further details on how to participate in the meeting and provides contact information for myself, my fellow directors and the Company should you have further questions.

2024 In Review

Last year was a very positive year for IAMGOLD and its stakeholders and partners, as the Company achieved key milestones to better position IAMGOLD as a leading, modern, mid-tier gold producer built on a foundation of top tier gold assets with long mine life and significant organic growth potential. In 2024, IAMGOLD delivered solid operating performance of Essakane and Westwood, advanced its flagship mine Côté Gold into production, managed its capital structure to allow for the return to a larger ownership in Côté, and most importantly succeeded in improving its Health & Safety record year over year. These achievements, compounded by the de-risking of Côté, were recognized by the market with a total shareholder return in 2024 for IAMGOLD of 122% ranking 1st among our peer performance group.

Leadership

At IAMGOLD we believe that people define our success. Last year was the second year of leadership by Renaud Adams as President and Chief Executive Officer. Under his experienced leadership, Mr. Adams and the management team were able to make significant strides towards the short- and medium-term strategies of the organization, targeting key opportunities to build IAMGOLD into a leading Canadian mid-tier gold producer. This included refinements to the organizational structure with the closure of the Brossard office and consolidation of corporate functions to the head office in Toronto to improve the accountability, flexibility and ability to respond to the demands of the business.

At the Board level, we believe that good governance goes beyond compliance – ensuring it is focused on responsible stewardship of the organization. The key board committees that oversee the strategy and risks of the business are 100% served by independent directors, ensuring objective decision-making that aligns with shareholder interests. Further, our Board is proud of its commitment to diversity, with 44% female representation and a broad range of industry and functional expertise. We remain dedicated to further strengthening our governance practices to reflect the evolving needs of our business and stakeholders.

Responsibility

IAMGOLD is committed to maintaining its culture of accountable mining through our aspirational vision of Zero Harm® to uphold high standards in health and safety, minimize environmental impact, and build collaborative relationships with our host communities. In 2024, the Company advanced its ESG goals, including: meeting or exceeding leading and lagging health and safety targets, developing a biodiversity roadmap, developing a water stewardship framework, and ensuring zero significant environmental and community incidents. On May 15, 2024, the Company released its inaugural Tailings Management Report alongside the annual Sustainability Report. As a member of the Mining Association of Canada (“MAC”), the Company participates in the Towards Sustainable Mining (“TSM”) initiative at all its operations, including internationally at Essakane (Burkina Faso) – which exceeds MAC’s requirements of reporting only on Canadian operations. In the fourth quarter, the Company sought external

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verifications of the TSM results for the Westwood and Essakane mines. The verification report indicated an ‘A’ level or higher for all indicators within all protocols. Côté Gold will begin reporting publicly against the TSM Assessment Protocols in 2026 as per MAC requirements.

As a Canadian business committed to responding to the Truth and Reconciliation Commission of Canada’s Calls to Action, the Company continues to take meaningful action towards reconciliation by respecting and upholding Indigenous rights, founded upon relationships that foster trust, transparency and mutual respect. In support of this commitment, management and the employees in Canada engaged in educational workshops focused on the historical and current context of Indigenous relations in Canada.

Operations & Development

2024 was a transformative year for Côté Gold, as the mine poured first gold on March 31, 2024, achieved commercial production on August 1, 2024, and saw continued improvements in throughput and gold production through the year. On behalf of the Board, I want to congratulate our operating teams for their commitment and dedication to the safe ramp up of what is one of the largest gold mines in Canada and a model for modern mining in our industry.

IAMGOLD finished 2024 with total attributable gold production of 667,000 gold ounces, a 43% increase from the prior year and in line with the guidance estimates which were raised mid-year. This strong performance was driven by the start of production at Côté Gold and the outperformance of Essakane and Westwood. At Essakane, the mine achieved the top end of raised guidance with strong, stable operations throughout the year. Meanwhile, the transformation of Westwood has been among the top mining success stories in 2024, as the last few years of redevelopment and rehabilitation resulted in the successful turnaround of the mine to become a strong cash flow contributor to IAMGOLD.

Our exploration teams also had a productive year as IAMGOLD was able to increase its global measured and indicated mineral resources, headlined by a substantial increase in ounces at the advanced exploration projects, Nelligan and Monster Lake, located in Chibougamau, Québec. Nelligan has seen remarkable growth with limited drilling, to where the deposit is among the largest gold projects in Canada with significant potential for further growth. Today approximately 80% of our measured and indicated ounces and 90% of global inferred ounces are located in Canada in well-established mining jurisdictions.

Finance

Another highlight of the year was the completion of the repurchase agreement with Sumitomo Metal Mining Co., Ltd. (“Sumitomo”) to return to the 70% interest level at Côté Gold. On behalf of the Board I want to once again thank Sumitomo for their support and look forward to our continued partnership as we work together to continue to unlock value at one of Canada’s premier gold camps. We further strengthened our balance sheet through strong operating results and a robust gold market, significantly reducing our existing gold prepayment arrangements, and renewed and upsized our credit facility providing additional financial flexibility.

Looking Forward

In the near term, our priorities for IAMGOLD are clear. The organization is focused on safe and stable operations of its mines, while ramping up Côté Gold to a steady, sustainable nameplate throughput rate of 36,000 tpd in the fourth quarter of this year. Further, we are focused on unlocking the potential at Côté Gold and Gosselin, through a comprehensive drilling program this year that combined with engineering and mine plan studies will support a revised technical report in 2026 to outline an optimized mine plan for a combined Côté Gold and Gosselin operation.

Côté Gold is a flagship mine that is advancing at an opportune time in the market and for IAMGOLD. The mine is one of the largest gold operations in Canada, and positions IAMGOLD as an innovation leader in our industry as

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the first gold mining project in North America designed and built for autonomous haulage vehicles. Automation not only brings significant benefits in health and safety and operating efficiencies but is a considerable step forward in the evolution of modern mining and the skilled workforce of tomorrow.

In conclusion, to all our valued shareholders and stakeholders, thank you for your support and we look forward to your participation in the meeting. To the IAMGOLD team worldwide, thank you for your passion and dedication in driving positive change. Your hard work and unwavering commitment to safety have been instrumental in our success in 2024.

Sincerely,

David Smith

Chair of the Board of Directors

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GLOSSARY OF TERMS AND ACRONYMS

AFC means the Audit and Finance Committee of the Board.

AIF means the annual information form of the Corporation dated March 21, 2025.

Board means the Board of Directors of the Corporation.

CD&A means the Compensation Discussion and Analysis contained in this Circular.

CEO means the Chief Executive Officer of the Corporation.

CFO means the Chief Financial Officer of the Corporation.

CIP means the Cash Incentive Plan of the Corporation.

Circular means this management information circular.

CLSO means the Chief Legal and Strategy Officer of the Corporation.

COO means the Chief Operating Officer of the Corporation.

Code means the Code of Business Conduct and Ethics of the Corporation.

Common Share means a common share in the capital of the Corporation.

Corporation or IAMGOLD means IAMGOLD Corporation.

CPO means Chief People Officer of the Corporation.

CSA means the Canadian Securities Administrators.

DSU means a deferred share unit issued pursuant to the Share Unit Plan (formerly the Deferred Share Plan).

Designated Groups means women, aboriginal peoples, persons with disabilities, and members of visible minorities all as defined under the Employment Equity Act (Canada).

EBIT means earnings before interest and taxes.

EDGAR means the Electronic Data Gathering, Analysis and Retrieval System of the SEC.

EDI means equity, diversity and inclusion.

EIP means the Equity Incentive Plan of the Corporation.

ELT means the executive leadership team of the Corporation, including the CEO, CFO, CLSO, COO and CPO of the Corporation.

Employment Agreements means the executive employment agreements entered into by the Corporation and each of the NEOs.

ESG means environmental, social and governance.

Executive means a member of the ELT.

GAAP means generally accepted accounting principles.

GHG means greenhouse gas.

HRCC means the Human Resources and Compensation Committee of the Board.

MAC means the Mining Association of Canada.

Meeting Materials means the Notice of Meeting, the Circular and the form of proxy or VIF.

Meeting means the annual general meeting of Shareholders of the Corporation to be held on May 6, 2025 (including any adjournment or postponement thereof).

NCGC means the Nominating and Corporate Governance Committee of the Board.

NEO means a Named Executive Officer.

Non-Registered Shareholder means a Shareholder with Common Shares registered in the name of an intermediary, such as a bank, trust company, securities dealer or broker, trustee or administrator of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan or similar plan on behalf of such Shareholder.

Notice of Meeting means the notice of the Meeting.

NYSE means the New York Stock Exchange.

Peer Group means the group of companies that are similar in size, scope and complexity and are considered to be competitors for executive talent.

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PSU means performance share unit issued pursuant to the Share Unit Plan.

Registered Shareholder means a Shareholder whose name appears on the register of shareholders of the Corporation.

ROIC means return on invested capital.

RSU means restricted share unit issued pursuant to the Share Unit Plan.

SC means the Sustainability Committee of the Board.

SEC means the U.S. Securities and Exchange Commission.

Securities Act means the Securities Act (Ontario), as amended from time to time.

SEDAR+ means the System for Electronic Data Analysis and Retrieval+ of the CSA.

SEDI means the System for Electronic Disclosure by Insiders of the CSA.

Shareholder means a holder of one or more Common Shares.

Share Bonus Plan means the share bonus plan provisions of the Share Incentive Plan.

Share Incentive Plan means the share incentive plan of the Corporation, last amended by Shareholders on May 29, 2024, and includes the Share Purchase Plan, the Share Option Plan, the Share Bonus Plan, and the Share Unit Plan.

Share Option Plan means the share option plan provisions of the Share Incentive Plan.

Share Purchase Plan means the share purchase plan provisions of the Share Incentive Plan.

Share Unit Plan means the share unit plan provisions of the Share Incentive Plan.

SVP means a Senior Vice President of the Corporation.

TC means the Technical Committee of the Board.

TCFD means Task Force on Climate-Related Financial Disclosures.

TSM means the Towards Sustainable Mining framework of the MAC.

TSR means total shareholder return.

TSX means the Toronto Stock Exchange.

VIF or Voting Instruction Form means a voting instruction form.

VP means a Vice President of the Corporation.

WTW means Willis Towers Watson.

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NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the holders of common shares (each, a “Shareholder”) in the capital of IAMGOLD Corporation (the “Corporation” or “IAMGOLD”) will be held virtually at https://meetnow.global/MMDUMQ9, subject to any adjournments or postponements thereof, for the following purposes:

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to receive and consider the annual report of management to Shareholders and the annual audited consolidated financial statements of the Corporation for the year ended December 31, 2024, and the report of the auditor thereon;

•	to elect directors of the Corporation for the ensuing year;
•	to re-appoint KPMG LLP as auditor of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;
•	to vote, in a non-binding, advisory manner, on the Corporation’s approach to executive compensation; and
•	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Particulars of the foregoing matters are set forth in the accompanying management information circular. Only Shareholders of record as at the close of business on April 1, 2025, are entitled to receive notice of, and vote at, the Meeting and any adjournment or postponement thereof.

The Corporation will hold the Meeting in a virtual-only format, which will be conducted via live audio webcast, as it has done in recent years. SHAREHOLDERS WILL NOT BE ABLE TO ATTEND THE MEETING IN PERSON. Shareholders will have an equal opportunity to participate at the Meeting online, regardless of their geographic location. Inside the accompanying management information circular, you will find important and detailed instructions about how to participate at the Meeting.

Any Shareholder whose name appears on the register of shareholders of the Corporation (a “Registered Shareholder”) or duly appointed proxyholders of a Registered Shareholder will be able to attend, participate and vote at the virtual Meeting. Shareholders whose Common Shares are registered in the name of an intermediary such as a bank, trust company, securities dealer or broker, trustee or administrator of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan or similar plan on behalf of such Shareholder (each, a “Non-Registered Shareholder”) and who have not arranged for due appointment of themselves as proxyholder will not be able to attend, participate or vote at the Meeting. Without an Invite Code, duly appointed proxyholders will not be able to attend, participate or vote at the Meeting. To register a proxyholder, Shareholders MUST visit https://www.computershare.com/IAMGOLD and provide Computershare Trust Company of Canada with their proxyholder’s contact information, so that Computershare Trust Company of Canada may provide the duly appointed proxyholder with an Invite Code via email.

Registered Shareholders who are unable to be present at the virtual Meeting are requested to complete, date, sign and return, in the envelope provided for that purpose, the enclosed form of proxy. In order to be voted, proxies must be received by IAMGOLD Corporation, c/o its registrar and transfer agent, Computershare Trust Company of Canada, by no later than 2:30 p.m. (EDT) on May 2, 2025 or, in the case of any adjournment or postponement of the Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned or postponed Meeting. Electronic voting is also available to Registered Shareholders for this Meeting through www.investorvote.com using the 15-digit Control Number located on the form of proxy.

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Voting instructions provided electronically are in all respects equivalent to, and will be treated in the exact same manner as, voting instructions provided via a paper form of proxy. Further details on the electronic voting process are provided in the enclosed form of proxy. The time limit for the deposit of proxies may be waived by the Chair, at her discretion, and without notice. Non-Registered Shareholders who wish to vote on any matter before the Meeting should contact the applicable intermediary in whose name their Common Shares are registered and carefully follow the instructions of such intermediary or its service company regarding how to vote, including when and where their voting instruction form is to be delivered.

DATED at Toronto, Ontario, this 3rd day of April, 2025.

BY ORDER OF THE BOARD

Renaud Adams

President and Chief Executive Officer

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GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

The information contained in this management information circular (“Circular”) is furnished in connection with management’s solicitation of proxies to be used at the annual general meeting (the “Meeting”) of holders (“Shareholders”) of common shares (the “Common Shares”) of IAMGOLD Corporation (the “Corporation” or “IAMGOLD”), to be held in a virtual-only format, which will be conducted via live audio webcast online at https://meetnow.global/MMDUMQ9, on Tuesday, May 6, 2025 at 2:30 p.m. (EDT), for the purposes set out in the accompanying notice of the Meeting (the “Notice of Meeting”).

A summary of the information Shareholders will need to attend the Meeting online is provided below. A guide on to how to login, and vote at, the Meeting was mailed to Registered Shareholders together with this Circular and can be found on the Corporation’s issuer profile on SEDAR+ at www.Sedarplus.ca and EDGAR at www.SEC.gov.

It is expected that management’s solicitation of proxies for the Meeting will be made primarily by mail; however, directors, officers and employees of the Corporation may also solicit proxies by telephone, electronically or in person in respect of the Meeting. This solicitation of proxies for the Meeting is being made by or on behalf of the directors and management of the Corporation and the Corporation will bear the costs of this solicitation of proxies for the Meeting. The Corporation is not sending proxy-related materials directly to beneficial owners of Common Shares. The Corporation will reimburse brokers and nominees for their reasonable expenses in forwarding proxies and accompanying materials to beneficial owners of Common Shares.

INFORMATION FOR REGISTERED SHAREHOLDERS

Enclosed with this Circular is a form of proxy. The persons named in the enclosed form of proxy are officers and/ or directors of the Corporation. Shareholders may appoint a person (who need not be a Shareholder of the Corporation) other than the persons already named in the enclosed form of proxy to represent such Shareholder at the Meeting by striking out the printed names of such persons and inserting the name of such other person in the blank space provided therein for that purpose.

In order to be valid, a proxy must be received by Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 2:30 p.m. (EDT) on May 2, 2025 or, in the event of an adjournment or postponement of the Meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the adjourned or postponed Meeting.

As noted in the Notice of Meeting accompanying this Circular, Registered Shareholders may also elect to vote electronically in respect of any matter to be acted upon at the Meeting. Voting instructions provided electronically are in all respects equivalent to, and will be treated in the exact same manner as, voting instructions provided via a paper form of proxy. To vote electronically, Registered Shareholders are asked to go to the website shown on the form of proxy and follow the instructions on the screen. Please note that Shareholders exercising the electronic voting option will need to refer to the control number indicated on their proxy form to identify themselves in the electronic voting system. Shareholders should also refer to the instructions on the proxy form for information regarding the deadline for voting Common Shares electronically. If a Shareholder votes electronically, they are asked not to return the paper form of proxy by mail.

In order to be effective, a form of proxy must be executed by a Shareholder exactly as their name appears on the register of shareholders of the Corporation. Additional execution instructions are set out in the notes to the form of proxy. The proxy must also be dated where indicated. If no date is indicated, the proxy will be deemed to be dated on the day on which it was mailed to Shareholders.

The management representatives designated in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed proxy in accordance with the instructions of the Shareholder as indicated on

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the proxy and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such direction, such Common Shares will be voted by the management representatives named in such form of proxy in favour of each of the matters referred to in the Notice of Meeting and will be voted by such representatives on all other matters which may come before the Meeting in their discretion.

The enclosed form of proxy, when properly signed, confers discretionary voting authority on those persons designated therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation does not know of any such amendments, variations or other matters. However, if such amendments, variations or other matters which are not now known to management of the Corporation should properly come before the Meeting, the persons named in the enclosed form of proxy will be authorized to vote the Common Shares represented thereby in their discretion.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only Registered Shareholders of the Corporation or persons duly appointed as proxies are entitled to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a “Non-Registered Shareholder”) are registered either:

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In the name of an intermediary (an “Intermediary”) with whom the Non-Registered Shareholder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

•	In the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, or The Depositary Trust Company, in the United States) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular and a form of proxy (collectively, the “Meeting Materials”) to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either be given:

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A voting instruction form (a “VIF”) which must be completed and returned by the Non-Registered Shareholder in accordance with the directions printed on the form (in some cases, the completion of the VIF by telephone, facsimile or over the internet is permitted); or

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A form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, by the proxy deadline.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Shareholder who receives either a form of proxy or VIF wish to attend the Meeting virtually and vote (or have another person attend and vote on behalf of

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the Non-Registered Shareholder), the Non-Registered Shareholder should, in the case of a form of proxy, strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a VIF, follow the directions indicated on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the proxy or VIF is to be delivered.

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SPECIAL PROCEDURES FOR THE VIRTUAL-ONLY MEETING

Please read the below very carefully as it contains important information related to the Corporation’s virtual-only Meeting.

Registering a Proxyholder

Shareholders who wish to appoint a third-party proxyholder to virtually attend, participate or vote at the Meeting as their proxy and vote their Common Shares MUST submit their proxy or VIF, as applicable, appointing such third-party proxyholder AND registering the third-party proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or VIF. Failure to register the proxyholder will result in the proxyholder not receiving a 4-character Invite Code to virtually attend, participate or vote at the Meeting.

Step 1: Submit your proxy or VIF

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To appoint a third-party proxyholder, insert such person’s name in the blank space provided in the form of proxy or VIF (if permitted) and follow the instructions for submitting such form of proxy or VIF. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or VIF. If you are a Non-Registered Shareholder located in the United States, you must also provide Computershare Trust Company of Canada with a duly completed form of proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder. See below under this section for additional details.

Step 2: Register your proxyholder

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To register a proxyholder, Shareholders, MUST visit www.computershare.com/IAMGOLD by 2:30 p.m. (EDT) on May 2, 2025 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays) and provide Computershare Trust Company of Canada with the required proxyholder contact information, so that Computershare Trust Company of Canada may provide the proxyholder with a 4-character Invite Code via email. Without an Invite Code, proxyholders will not be able to virtually attend, participate or vote at the Meeting.

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If you are a Non-Registered Shareholder and wish to virtually attend, participate or vote at the Meeting, you have to insert your own name in the space provided on the VIF sent to you by your Intermediary, follow all of the applicable instructions provided by your Intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary. Please also see further instructions below under the heading “Attending and Participating at the Meeting”.

If you are a Non-Registered Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under the heading “Attending and Participating at the Meeting”, you must obtain a valid legal proxy from your Intermediary.

Follow the instructions from your Intermediary included with the legal proxy form and the VIF sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Computershare Trust Company of Canada at uslegalproxy@computershare.com, by 2:30 p.m. (EDT) on May 2, 2025 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays).

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Attending and Participating at the Meeting

The Corporation is holding the Meeting in a virtual-only format, which will be conducted via live audio webcast. Shareholders will not be able to attend the Meeting in person. In order to attend, participate or vote at the Meeting (including for voting and asking questions at the Meeting), the procedures set out below must be followed.

Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://meetnow.global/MMDUMQ9. Such persons may then enter the Meeting by clicking “Shareholder” and entering the 15-digit Control Number located on the form of proxy before the start of the Meeting:

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Registered Shareholders: The 15-digit Control Number located on the form of proxy is required for Registered Shareholders to access, participate and vote at the Meeting. If as a Registered Shareholder you are using your Control Number to login to the Meeting and you accept the terms and conditions, you will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Meeting. If you have already voted by proxy and you vote again during the online ballot during the Meeting, your online vote during the Meeting will revoke your previously submitted proxy. If you have already voted by proxy and do not wish to revoke your previously submitted proxy, do not vote again during the online ballot.

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Duly appointed proxyholders: Computershare Trust Company of Canada will provide duly appointed proxyholders, including Non-Registered Shareholders that have appointed themselves as their proxyholder, with a 4-character Invite Code by e-mail after the proxy cut-off deadline has passed.

•

United States Beneficial Shareholders: To attend and vote at the Meeting, United States Beneficial Shareholders must first obtain a valid form of proxy from their broker, bank or other agent and then register in advance to attend the Meeting. Such Shareholders should follow the instructions provided by their broker or bank included with the valid form of proxy or contact such broker or bank to request a valid form of proxy. After obtaining a valid form of proxy from a broker, bank or other agent, United States Beneficial Shareholders must submit a copy of their valid form of Proxy to Computershare in order to register to attend the Meeting. Requests for registration should be sent:

By mail or email to: COMPUTERSHARE 100 UNIVERSITY AVENUE 8TH FLOOR TORONTO, ON M5J 2Y1	Email: USLegalProxy@computershare.com

Only Registered Shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Non-Registered Shareholders who have not made arrangements for the due appointment of themselves as proxyholder will not be able to attend, participate or vote at the Meeting.

Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting (including Non-Registered Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy or VIF AND register the proxyholder.

If you attend the virtual Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedures.

At the Meeting, questions and motions can be submitted by any Registered Shareholder or duly appointed proxyholder, including Non-Registered Shareholders that have appointed themselves as proxyholder, using the instant messaging service on the Meeting’s virtual interface. Guests cannot submit questions or make motions. Once received, the Chair, or another member of the management or Board present at the Meeting, will read your question or motion out loud to the Meeting.

2025 Management Information Circular	IAMGOLD | 12

If you have questions regarding your ability to participate at the Meeting, please refer to Virtual AGM User Guide provided to you with this Circular. Please refer to this document if you have difficulties logging into the Meeting website or attempt to log in as a guest. You will be able to log into the Meeting site up to 60 minutes prior to the start of the Meeting.

Registered Shareholders who encounter difficulties during the registration process or while accessing and attending the Meeting can contact Computershare at 1-888-724-2416 (local) or (781) 575-2748 (International). Please ensure you have the 15-digit Control Number located on the form of proxy if you require assistance from Computershare.

REVOCATION OF PROXIES

Registered Shareholders who revoke their proxy and do not replace it with another that is deposited with us before the proxy cut-off deadline, can still vote their Common Shares, but to do so they must attend the Meeting online. Information about attending the Meeting online is located under the heading “Special Procedures for the Virtual-only Meeting”.

A Registered Shareholder who has submitted a proxy may revoke it by:

•

depositing an instrument in writing signed by the Registered Shareholder or by an attorney authorized in writing or, if the Registered Shareholder is a corporation, by a duly authorized officer or attorney, at the registered office of the Corporation, 150 King Street West, Suite 2200, Toronto, Ontario, M5H 1J9, at any time up to and including the last business day preceding the day of the Meeting;

•

transmitting, by telephonic or electronic means, a revocation that complies with the instructions in the paragraph immediately above and that is signed by electronic signature provided that the means of electronic signature permit a reliable determination that the document was created or communicated by or on behalf of the Registered Shareholder or the attorney or a duly authorized attorney of a corporation or other entity, as the case may be; or

•	any other manner permitted by law.

Registered Shareholders who use their control number to login to the Meeting and accept the terms and conditions thereof will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Meeting. Shareholders who have already voted by proxy and vote again during the online ballot during the Meeting will thereby revoke their previously submitted proxy. Shareholders who do not wish to revoke their previously submitted proxy should not vote again during the online ballot.

A Non-Registered Shareholder who has submitted voting instructions to an Intermediary should contact their Intermediary for information with respect to revoking their voting instructions.

2025 Management Information Circular	IAMGOLD | 13

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

DESCRIPTION OF SHARE CAPITAL AND QUORUM

The Corporation is authorized to issue an unlimited number of Common Shares. Each Common Share entitles the holder of record to notice of and one vote at all meetings of Shareholders. As at the close of business on April 1, 2025, there were 575,050,405 Common Shares outstanding. The presence of two or more persons entitled to vote at the Meeting, either as Shareholders or proxy holders, and holding or representing not less than 25% of the issued and outstanding Common Shares entitled to be voted thereat will constitute a quorum for the Meeting.

RECORD DATE

The directors of the Corporation have fixed the close of business on April 1, 2025, as the record date for the determination of those holders of Common Shares entitled to receive notice of the Meeting and to vote at the Meeting including at all adjournments or postponements thereof.

OWNERSHIP OF SECURITIES OF THE CORPORATION

As of April 1, 2025, to the knowledge of the directors and officers of the Corporation, and according to securities regulatory filings of which the Corporation has notice, no person or company, beneficially owned, or exercised control or direction over, more than 10% of the votes attached to all of the Common Shares outstanding.

CURRENCY

Unless stated otherwise, all references to dollar amounts in this Circular are to Canadian dollars. The average annual exchange rate for 2024 reported by the Bank of Canada of CAD$1.00 = US$0.73 was used, unless otherwise noted.

2025 Management Information Circular	IAMGOLD | 14

BUSINESS OF THE MEETING

ELECTION OF DIRECTORS

Shareholders will be asked to elect nine (9) directors:

•	Renaud Adams;

•	Christiane Bergevin;

•	Ann K. Masse;

•	L. Peter O’Hagan;

•	Kevin P. O’Kane;

•	David S. Smith;

•	Murray P. Suey;

•	Anne Marie Toutant; and

•	Audra Walsh.

Each director elected will hold office until the close of the next annual meeting of the Shareholders of the Corporation, unless their office is earlier vacated or until their successor is appointed or elected. See “Board of Directors”.

The Canada Business Corporations Act (the “CBCA”), the Corporation’s governing statute, provide Shareholders with a statutory right to vote for or against director nominees during uncontested elections. If any director nominee does not receive a majority of votes in favour of their election, such director nominee will not be elected to serve as a member of the Board. Any nominee that is an incumbent director who does not receive a majority of votes in their favour may remain in office until the earlier of (i) the 90th day after the date of the election; and (ii) the day on which their successor is appointed or elected.

The Board recommends that Shareholders vote FOR the election of each of the nominees set out in this Circular. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director of the Corporation for the ensuing year; however, if that should occur for any reason at or prior to the Meeting or any adjournment or postponement thereof, the persons named in the enclosed form of proxy have the right to vote the proxy for the election of the remaining nominees and may vote in their discretion for the election of any persons in place of any nominees unable to serve.

In the absence of any instruction to vote against the election of any nominee, the Common Shares represented by proxies received by management will be voted FOR each of the nominees set out in this Circular. The elected directors will hold office until the close of the next annual meeting of Shareholders, unless their office is earlier vacated or until their successor is appointed or elected.

Information as to the number of Common Shares owned and/or over which control or direction is exercised, whether directly or indirectly, by the nominees for election as directors of the Corporation is, in each case, based upon information furnished by the respective nominee on the System for Electronic Disclosure by Insiders (“SEDI”), at www.sedi.ca, and information otherwise available to the Corporation as at April 1, 2025.

2025 Management Information Circular	IAMGOLD | 15

Summary of Board Composition

The Board, collectively, possesses skills and experience described in the table below, the majority having significant mining experience. It is anticipated that, following the Meeting, the Board will consist of nine (9) directors total, including four (4) female directors, or 44% of all directors, and eight (8) independent directors, or ~89% of all directors. The Board’s membership has been substantially refreshed in recent years, with all directors nominated for election at the Meeting having joined the Board since September 2021.

Board Experience

Mine Operations / Mine Engineering / Mineral Exploration	Corporate Governance

Executive Leadership / Strategic Planning	Legal / Compliance/Regulatory

Corporate Finance / Accounting & Audit / Risk Oversight	Human Resources Management / Compensation

Mergers & Acquisition	Project Development

Marketing / Communications / Investor Relations	Environment / Health/Safety / Corporate Social Responsibility

Information Technology / Cyber Security	Government / International Relations

RE-APPOINTMENT OF AUDITOR

KPMG LLP is the Corporation’s auditor. The Board recommends that Shareholders vote FOR the re-appointment of KPMG LLP as auditor of the Corporation until the close of the next annual meeting of Shareholders or until their successor is appointed and to authorize the directors to fix their remuneration. KPMG LLP has been the auditor of the Corporation since June 18, 1998.

In the absence of any instruction to withhold a vote, the Common Shares represented by proxies received by management will be voted FOR the re-appointment of KPMG LLP as auditor of the Corporation until the close of the next annual meeting of Shareholders or until their successor is appointed and to authorize the directors to fix their remuneration.

The aggregate fees billed by KPMG LLP in each of the last two financial years of the Corporation are:

Amount in USD	2024	2023

Audit Fees (1)	2,074,000	1,861,000

Audit-Related Fees (2)	189,000	16,000

Tax Fees (3)	3,000	4,000

Other Fees (4)	0	222,000

Total USD	2,266,000	2,103,000

(1)

Audit Fees include the statutory audits, as well as out of pocket costs such as reimbursement costs, technology and support charges or administrative charges incurred in connection with providing the professional services.

(2)	Audit-related fees include the audit of the Québec pension plan, base shelf prospectus renewal and equity financing transaction.
(3)	The tax fees relate to tax compliance services.
(4)	Other fees, specifically for 2023, represent the Conflict Free Gold Assurance report, the Responsible Gold Mining Principals Assurance report.

2025 Management Information Circular	IAMGOLD | 16

ADVISORY VOTE ON THE CORPORATION’S APPROACH TO EXECUTIVE COMPENSATION

The Board has adopted a shareholder advisory vote on the Corporation’s approach to executive compensation, as disclosed under the heading “Statement of Executive Compensation”. As a formal opportunity to provide their views on the disclosed objectives and structure of the Corporation’s pay-for-performance compensation model, Shareholders are asked to review and vote, in a non-binding, advisory manner, on the following resolution:

Resolved that, on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed in the management information circular of IAMGOLD Corporation dated April 3, 2025.

The Human Resources and Compensation Committee (the “HRCC”) and the Board will give due consideration to the results of the vote when determining future compensation policies, procedures and decisions consistent with its pay-for-performance compensation model (see the Statement of Executive Compensation for details regarding the compensation philosophy and guidelines of the Board and the performance metrics and process used to assess performance as well as whether any compensation consultant was retained). The pay-for-performance compensation model is designed to attract, retain and motivate talented management and pay for actual performance which drives the long-term creation and preservation of shareholder value.

The Board recommends that Shareholders vote FOR the resolution to accept the Corporation’s approach to executive compensation.

In the absence of any instruction to the contrary, the Common Shares represented by proxies received by management will be voted FOR the approval of the resolution to accept the Corporation’s approach to executive compensation.

For Additional Detail

See Appendix “B” to this Circular for the voting results at the annual and special meeting of Shareholders held on May 29, 2024 on the matters comprising the business of the Meeting, as applicable. A simple majority of votes cast for, or in favour of, a matter will constitute approval of that matter.

2025 Management Information Circular	IAMGOLD | 17

BOARD OF DIRECTORS

RENAUD ADAMS

Renaud Adams has over 30 years of global mining experience in senior executive positions and operations. Mr. Adams was President and Chief Executive Officer of New Gold Inc. from 2018 to 2022, where he led the strategic repositioning of the company. Prior to New Gold, Mr. Adams was President and Chief Executive Officer of Richmont Mines Inc. from 2014 until the company was sold to Alamos Gold in November 2017. During Mr. Adams’ time at Richmont Mines, production at the company’s principal mine more than doubled, mineral reserves more than tripled, and costs were reduced to make the Island Gold Mine in Ontario one of the lowest cost operating underground mines in the Americas. From 2011 to 2014, Mr. Adams was Chief Operating Officer at Primero Mining Corporation, and prior to that he was General Manager of IAMGOLD’s Rosebel mine in Suriname before being appointed Senior Vice President, Americas Operations. Prior to IAMGOLD, Mr. Adams held various senior operations positions at mining operations located in the Americas. Mr. Adams holds a Bachelor of Engineering degree in Mining and Mineral Processing from Laval University in Québec, Canada.

2024 Board and committee membership		Attendance

Board of Directors		12 of 12
Public board membership		Board committee membership

Probe Gold Inc.		Technical and Development Committee

Securities held

	As of April 1, 2025	Value ($)

Common Shares	383,473	$3,462,761

Vested DSUs	0	0

Director share ownership requirements

Director Share Ownership Guidelines	Value versus Guidelines(1)	Value versus 2024 Retainer

N/A	N/A	N/A

(1)

Director share ownership guidelines do not apply to Renaud Adams. Please refer to the Executive Share Ownership table under the section titled Executive Share Ownership Guidelines in this Circular for guidelines that apply.

Burlington, Ontario, Canada

President and CEO of the
Corporation

Age: 55

Status: Non-independent

Joined Board: April 1, 2023

2024 Votes in favour: 99.77%

Skills and Experience

•  Executive Leadership and Strategic Planning

•  Mine Engineering

•  Mine Operations

•  Project Development

•  Communications and Investor Relations

•  Health, Safety, Environment and Climate

2025 Management Information Circular	IAMGOLD | 18

CHRISTIANE BERGEVIN

Christiane Bergevin brings over 35 years of experience in finance transaction advisory, strategy and project development across the world. She spent 19 years with the international engineering construction company of SNC-Lavalin (now AtkinsRéalis) including as the President of SNC-Lavalin Capital. From 2009 to 2015, Ms. Bergevin led corporate development for Desjardins Group as Executive Vice President, Strategic Partnership and Business Development and was a member of the global credit committee and served on the executive committee of Desjardins Financial Corporation. She was subsequently a senior consultant with Hydro One’s Strategy, Innovation and Corporate Development Group. Since 2020, she has been a Senior Advisor to the strategy consulting firm of Roland Berger. In addition to her credentials in natural resources, capital markets, investments and mergers & acquisitions, Ms. Bergevin has extensive public policy and international relations experience and is a Governor of the Canadian Chamber of Commerce after serving as the Chair of the Board in 2017 to 2018.

Ms. Bergevin is currently a Director of Azimut Exploration Inc. (TSXV) and a member of the supervisory board of RATP Développement S.A. (RATP Dev). Ms. Bergevin has previously been a Director of Yamana Gold, Talisman Energy, Caisse de dépôt et placement du Québec and the Business Development Bank of Canada. Ms. Bergevin currently serves on McGill’s Principal International Advisory Committee and is the Chair of the Board of Tennis-Québec. Ms. Bergevin holds a Bachelor of Commerce, Finance and Entrepreneurship with Distinction from McGill University, and graduated from the Wharton School of Business (Advanced Management Program). She holds the ICD.D designation from the Institute of Corporate Directors.

2024 Board and committee membership		Attendance

Board of Directors		12 of 12

Audit and Finance Committee		6 of 6

Human Resources and Compensation Committee		7 of 7

Nominating and Corporate Governance Committee (Chair)		4 of 4
Public board membership		Board committee membership

Azimut Exploration Inc.		–

Securities held

	As of April 1, 2025	Value ($)

Common Shares	10,000	$90,300

Vested DSUs	70,487	$636,498

Director share ownership requirements

Director Share Ownership Guidelines	Value versus Guidelines (1)	Value versus 2024 Retainer

$440,000	1.7x	6.6x

(1)

The value provided in this table reflects ownership as at the record date, April 1, 2025. Please refer to the Director Share Ownership table in the section titled Director Compensation of this Circular which reflects values as at December 31, 2024.

Montréal, Québec, Canada

Corporate Director

Age: 62

Status: Independent

Joined Board: February 22, 2023

2024 Votes in favour: 99.59%

Skills and Experience

•  Executive Leadership and Strategic Planning

•  Corporate Finance

•  Corporate Governance

•  International Affairs

•  Risk Oversight

•  Accounting and Audit

•  Project Development

2025 Management Information Circular	IAMGOLD | 19

ANN K. MASSE

Dr. Ann K. Masse has over 40 years of experience across the fields of health, safety, environment, security, and product stewardship. She was the Global Head of Health, Safety, Environment, and Security for Rio Tinto. She is a passionate advocate for safety and sustainability in mining. During her tenure, Rio Tinto adopted an industry-leading approach to advancing safety culture and maturity resulting in sustained fatality free performance. Previous roles held by Dr. Masse include Vice President, Safety, Health and Environment with Barrick Gold Corporation and Vice President, Safety and Health with Goldcorp Inc.

Dr. Masse spent 23 years at DuPont where she held various leadership positions culminating in Global Safety, Health and Environment Leader— Strategy. DuPont is recognized as a world leader in safety and health practices and performance. Dr. Masse has also served on the boards of Pacific Salmon Foundation and the Partnership for the Delaware Estuary. Dr. Masse holds a Bachelor of Arts degree in Environmental Studies from St. Michael’s College (Vermont), a Ph.D. in Physical Oceanography from the University of Delaware and completed her post-doctoral appointment with the Canada Centre for Inland Waters in Burlington, Ontario.

2024 Board and committee membership		Attendance

Board of Directors		12 of 12

Audit and Finance Committee		6 of 6

Nominating and Corporate Governance Committee		4 of 4

Sustainability Committee (Chair)		6 of 6

Public board membership		Board committee membership

None		N/A

Securities held

	As of April 1, 2025	Value ($)

Common Shares	0	0

Vested DSUs	114,716	$1,035,885

Director share ownership requirements

Director Share Ownership Guidelines	Value versus Guidelines (1)	Value versus 2024 Retainer

$440,000	2.4x	9.4x

(1)

The value provided in this table reflects ownership as at the record date, April 1, 2025. Please refer to the Director Share Ownership table in the section titled Director Compensation of this Circular which reflects values as at December 31, 2024.

Wilmington, Delaware, USA

Corporate Director

Age: 65

Status: Independent

Joined Board: October 1, 2021

2024 Votes in favour: 99.69%

Skills and Experience

•  Executive Leadership and Strategic Planning

•  Corporate Governance

•  Health, Safety, Environment and Climate

•  Corporate Social Responsibility

•  Legal, Compliance and Regulatory

•  Risk Oversight

•  Mine Operations

•  Project Development

2025 Management Information Circular	IAMGOLD | 20

L. PETER O’HAGAN

L. Peter O’Hagan brings 35 years of experience in commodities, natural resource investing, capital markets and structured finance. He worked at Goldman Sachs from 1991 to 2013, where he was a partner from 2002 to 2013 and was most recently Co-Head of Global Commodities. From 2016 to 2019, Mr. O’Hagan was a Managing Director at The Carlyle Group, a global investment firm where he focused on industrial and natural resource investments within the $4 billion Equity Opportunity Fund. Immediately prior to joining Carlyle, he was an operating advisor at KKR & Co. in the Energy and Real Assets group.

Mr. O’Hagan is currently a director of Triple Flag Precious Metals, where he is Chair of the Compensation Committee, and Rigel Resource Acquisition Corporation, where he is Chair of the Audit Committee. He was a board member and Chair of the Compensation Committee of Stillwater Mining from 2015 to 2017 until its sale to Sibanye Gold. He is a graduate of the University of Toronto, Trinity College (BA) and holds an MA from the Johns Hopkins University School of Advanced International Studies (SAIS). He serves on the advisory board of Johns Hopkins SAIS.

2024 Board and committee membership		Attendance

Board of Directors		12 of 12

Audit and Finance Committee		6 of 6

Human Resources and Compensation Committee (Chair)		7 of 7

Nominating and Corporate Governance Committee		4 of 4
Public board membership		Board committee membership

Triple Flag Precious Metals		Audit Committee Talent and Compensation Committee (Chair)

Rigel Resource Acquisition Corp.		Audit Committee (Chair)

Securities held

	As of April 1, 2025	Value ($)

Common Shares	66,710	$602,391

Vested DSUs	80,683	$728,567

Director share ownership requirements

Director Share Ownership Guidelines	Value versus Guidelines (1)	Value versus 2024 Retainer

$440,000	3x	12.1x

(1)

The value provided in this table reflects ownership as at the record date, April 1, 2025. Please refer to the Director Share Ownership table in the section titled Director Compensation of this Circular which reflects values as at December 31, 2024.

New York City, New York, USA

Corporate Director

Age: 62

Status: Independent

Joined Board: March 11, 2022

2024 Votes in favour: 99.34%

Skills and Experience

•  Executive Leadership and Strategic Planning

•  Accounting and Audit

•  Corporate Finance

•  Corporate Governance

•  Human Resources Management and Compensation

•  Risk Oversight

2025 Management Information Circular	IAMGOLD | 21

KEVIN P. O’KANE

Kevin P. O’Kane has more than 40 years’ experience in the global mining industry in senior executive and operations positions. Mr. O’Kane spent over 35 years with BHP in various roles including leading multibillion-dollar projects from conception, through permitting and into execution and operations, President of Pampa Norte copper operations in Chile, in various major project development, technical and operating roles at La Escondida copper mine in Chile, and Vice President Health, Safety, Environment & Community for BHP’s copper business. From 2018 to 2020, Mr. O’Kane served as the Executive Vice President and Chief Operating Officer of SSR Mining Inc. Mr. O’Kane also serves on the Boards of Almaden Minerals Ltd., NorthIsle Copper and Gold Inc. and Autlan (BMV). Mr. O’Kane holds a Bachelor of Applied Science degree in Mining Engineering from Queen’s University in Ontario, Canada and is registered as a Professional Engineer in the province of British Columbia.

2024 Board and committee membership		Attendance

Board of Directors		12 of 12

Sustainability Committee		6 of 6

Technical Committee		11 of 11
Public board membership		Board committee membership

Almaden Minerals Ltd. (TSX, NYSE)		Audit Committee Remuneration Committee

Autlan BMV. (MXN)		N/A

NorthIsle Copper and Gold Inc. (TSX-V)		Remuneration Committee Technical & Sustainability Committee (Chair)

Securities held

	As of April 1, 2025	Value ($)

Common Shares	0	0

Vested DSUs	133,080	$1,201,712

Director share ownership requirements

Director Share Ownership Guidelines	Value versus Guidelines (1)	Value versus 2024 Retainer

$440,000	2.7x	10.9x

(1)

The value provided in this table reflects ownership as at the record date, April 1, 2025. Please refer to the Director Share Ownership table in the section titled Director Compensation of this Circular which reflects values as at December 31, 2024.

Winnipeg, Manitoba, Canada

Corporate Director

Age: 65

Status: Independent

Joined Board: September 21, 2021

2024 Votes in favour: 99.70%

Skills and Experience

•  Executive Leadership and Strategic Planning

•  Health, Safety, Environment and Climate

•  Mine Engineering

•  Mine Operations

•  Mineral Exploration

•  Project Development

2025 Management Information Circular	IAMGOLD | 22

DAVID S. SMITH

David S. Smith is a Corporate Director who has had a career on both the finance and the supply sides of business within the mining sector. Mr. Smith has 40 years of executive and board leadership experience with extensive international exposure. Mr. Smith served as the Chief Financial Officer and Executive Vice President of Finning International Inc., a major equipment supplier to the mining industry with significant operations in Canada and South America, from 2009 to 2014. Prior to joining Finning, Mr. Smith served as Chief Financial Officer and Vice President of Ballard Power Systems, Inc. from 2002 to 2009. Previously, he spent 16 years with Placer Dome Inc. (now Barrick) in various senior positions and 4 years with PriceWaterhouseCoopers.

Mr. Smith is currently the Chair of the Board of Directors of Hudbay Minerals Inc. Mr. Smith has previously served on other public mining company boards of directors, specifically, Pretium Resources Inc. (acquired by Newcrest Mining), Nevsun Resources Ltd. (acquired by Zijin Mining Group Limited), Dominion Diamonds Corp. (acquired by the Washington Companies), Northwest Copper Corp. and Paramount Gold Nevada. Mr. Smith holds a Bachelor’s of Science degree in Business Administration, Accounting from California State University, Sacramento and has completed the Institute of Corporate Directors, Directors Education Program (ICD.D).

2024 Board and committee membership		Attendance

Board of Directors (Chair)		12 of 12
Public board membership		Board committee membership

Hudbay Minerals Inc. (TSX)		Chair of the Board of Directors

Securities held

	As of April 1, 2025	Value ($)

Common Shares	51,000	$460,530

Vested DSUs	106,741	$963,871

Director share ownership requirements

Director Share Ownership Guidelines	Value versus Guidelines (1)	Value versus 2024 Retainer

$840,000	1.7x	6.8x

(1)

The value provided in this table reflects ownership as at the record date, April 1, 2025. Please refer to the Director Share Ownership table in the section titled Director Compensation of this Circular which reflects values as at December 31, 2024.

North Vancouver, British Columbia,

Canada Corporate Director

Age: 67

Status: Independent

Joined Board: February 13, 2022

2024 Votes in favour: 99.73%

Skills and Experience

•  Executive Leadership and Strategic Planning

•  Accounting and Audit

•  Corporate Finance

•  Corporate Governance

•  Risk Oversight

•  International Affairs

2025 Management Information Circular	IAMGOLD | 23

MURRAY P. SUEY

Murray P. Suey has over 40 years of experience in financial advisory, operations and auditing with KPMG Canada, a global leading accounting and professional services firm. Mr. Suey most recently served as a Regional Managing Partner in KPMG Canada. Prior to this, he was a Partner-in-Charge of the Calgary audit practice with decades of experience advising global natural resource companies and SEC registrants. Mr. Suey was proudly a founding member of KPMG Canada’s Inclusion and Diversity Council which guided KPMG Canada to actively manage diversity and representation of women in senior management positions. Mr. Suey is currently the Director, Treasurer and Member of the Executive Committee of the Board for Breakthrough T1D, formerly known as the Juvenile Diabetes Research Foundation (JDRF) Canada.

Mr. Suey was awarded the Fellow designation of the Institute of Chartered Accountants (FCPA, FCA) in 2019, and holds a Bachelor of Commerce (with Distinction) from the University of Calgary. In 2023, Mr. Suey received the Executive Certificate in Advancing Sustainability from the NYU Stern Center for Sustainable Business and completed the Directors’ Consortium from Stanford University Graduate School of Business.

2024 Board and committee membership		Attendance

Board of Directors		11 of 11

Audit and Finance Committee (Chair)		5 of 5

Sustainability Committee		3 of 3
Public board membership		Board committee membership

N/A		–

Securities held

	As of April 1, 2025	Value ($)

Common Shares	10,000 (1)	$90,300

Vested DSUs	23,120	$208,774

Director share ownership requirements

Director share Ownership Guidelines	Value versus Guidelines (2)	Value versus 2024 Retainer

$440,000	0.7x	2.7x

(1)	Common Shares are held indirectly by Mr. Suey through Murray P. Suey Professional Corporation.

(2)

The value provided in this table reflects ownership as at the record date, April 1, 2025. Please refer to the Director Share Ownership table in the section titled Director Compensation of this Circular which reflects values as at December 31, 2024.

Calgary, Alberta, Canada

Corporate Director

Age: 63

Status: Independent

Joined Board: February 15, 2024

2024 Votes in favour: 99.73%

Skills and Experience

•  Executive Leadership and Strategic Planning

•  Accounting and Audit

•  Corporate Finance

•  Corporate Governance

•  Risk Oversight

•  Human Resources Management and Compensation

2025 Management Information Circular	IAMGOLD | 24

ANNE MARIE TOUTANT

Anne Marie Toutant has over 35 years of experience in the resources industry as an independent director, advisor and executive with extensive operations and technical expertise. She served on several boards including IAMGOLD, the Suncor Energy Foundation, Canadian Mining Hall of Fame and the Mining Association of Canada. A Fellow of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), Ms. Toutant served as the Institute’s President in 2022/2023.

Anne Marie held executive roles at Suncor focused on leading priorities such as: the safe commissioning, world class start-up and initial operations of the $18B Fort Hills project, testing of autonomous trucks in northern Alberta and development of a digital deployment roadmap, and the consolidation of mining activities in the world-scale Millennium mine. Prior to Suncor, Ms. Toutant held operations and engineering roles of increasing responsibility in metallurgical and thermal coal mines in western Canada for Luscar Ltd. and Cardinal River Coals Ltd. becoming one of Canada’s early female mine managers in 1998. Ms. Toutant holds a BSc in Mining Engineering from the University of Alberta and is registered as a Professional Engineer in the province of Alberta.

2024 Board and committee membership		Attendance

Board of Directors		12 of 12

Human Resources and Compensation Committee		7 of 7

Technical Committee		11 of 11
Public board membership		Board committee membership

N/A		–

Securities held

	As of April 1, 2025	Value ($)

Common Shares	49,727	$449,035

Vested DSUs	37,665	$340,115

Director share ownership requirements

Director Share Ownership Guidelines	Value versus Guidelines (1)	Value versus 2024 Retainer

$440,000	1.8x	7.2x

(1)

The value provided in this table reflects ownership as at the record date, April 1, 2025. Please refer to the Director Share Ownership table in the section titled Director Compensation of this Circular which reflects values as at December 31, 2024.

Calgary, Alberta, Canada

Corporate Director

Age: 60

Status: Independent

Joined Board: November 9, 2023

2024 Votes in favour: 99.73%

Skills and Experience

•  Executive Leadership and Strategic Planning

•  Corporate Social Responsibility

•  Human Resources Management and Compensation

•  Health, Safety, Environment and Climate

•  Mine Engineering and Mine Operations

•  Project Development

2025 Management Information Circular	IAMGOLD | 25

AUDRA WALSH

Audra Walsh is a Professional Engineer with over 30 years of technical, operating, management, executive and board experience in the mining industry. She previously served as the CEO of Minas de Aguas Teñidas S.A.U (MATSA), prior to the acquisition by Sandfire Resources in 2022. She has extensive public mining company board experience, having served and continuing to serve as a board committee chair and member in the areas of Technical, Safety, Health, Environment, Sustainability and Corporate Governance. She formerly held the position of President and CEO of Sierra Metals Inc., Minera S.A. and A2Z Mining Inc. Ms. Walsh has held senior positions with Barrick Gold Corporation and Newmont Mining Corporation. Ms. Walsh is a graduate with a Bachelor of Science, Mine Engineering from the South Dakota School of Mines and Technology in Rapid City, South Dakota and volunteers for their Mining Industry Advisory board.

2024 Board and committee membership		Attendance

Board of Directors		12 of 12

Human Resources and Compensation Committee		7 of 7

Sustainability Committee		6 of 6

Technical Committee		11 of 11
Public board membership		Board committee membership

Calibre Mining (TSX)		Audit Committee Safety, Health, Environment, Sustainability and Technical Committee (Chair)

Faraday Copper Corp. (TSX)		Corporate Governance and Compensation Committee (Chair)

Securities held

	As of April 1, 2025	Value ($)

Common Shares	0	0

Vested DSUs	50,877	$459,419

Director share ownership requirements

Director Share Ownership Guidelines	Value versus Guidelines (1)	Value versus 2024 Retainer

$440,000	1x	4.2x

(1)

The value provided in this table reflects ownership as at the record date, April 1, 2025. Please refer to the Director Share Ownership table in the section titled Director Compensation of this Circular which reflects values as at December 31, 2024.

Crystal River, Florida, United States of America

Corporate Director

Age: 52

Status: Independent

Joined Board: June 20, 2023

2024 Votes in favour: 99.67%

Skills and Experience

•  Executive Leadership and Strategic Planning

•  Health, Safety, Environment and Climate

•  International Affairs

•  Mine Engineering and Mine Operations

•  Project Development

•  Mineral Exploration

2025 Management Information Circular	IAMGOLD | 26

CEASE TRADE ORDERS AND BANKRUPTCIES

Other than as set forth below, to the Corporation’s knowledge, as at the date of the Circular, or within the last ten years, no proposed director of the Corporation is or has been:

a)	a director, chief executive officer or chief financial officer of any company (including the Corporation):

i.

subject to an order (including a cease trade order, an order similar to a cease a trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

ii.

subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

b)

a director or executive officer of any company (including the Corporation), that while that person was acting in that capacity or within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Adams served as a director of Monarch Mining Corporation (“Monarch”), a TSX list company, until March 31, 2023. Further to an application filed by one of Monarch’s creditors, Investissement Québec, on November 15, 2023, the Superior Court of Québec (Court) issued an order under the Companies’ Creditors Arrangement Act (CCAA) staying any legal proceedings against Monarch and appointing PricewaterhouseCoopers Inc. (PwC) as monitor of the business and financial affairs of Monarch. Further to its appointment, PwC initiated a sale and investment solicitation process for Monarch. This may have involved one or more restructurings, recapitalizations or other forms of reorganization of the operations and business of Monarch. Such sale and investment solicitation process culminated in potential transactions involving the sales of Monarch’s Beaufor, McKenzie Break and Swanson assets. The sale and investment solicitation process is ongoing while Monarch continues to operate under CCAA protection. Mr. Adams resigned from the Board on March 31, 2023, nearly eight months before the order of the Court placing Monarch under CCAA protection.

2025 Management Information Circular	IAMGOLD | 27

STATEMENT OF EXECUTIVE COMPENSATION

MESSAGE FROM THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

Dear Fellow Shareholders,

On behalf of the Board of Directors’ Human Resources and Compensation Committee (“the HRCC”), I am pleased to provide an overview of Board’s executive compensation decisions for 2024.

The compensation program’s broad framework which is summarized in the “Compensation Philosophy and Guiding Principles” section is designed to attract and retain topflight talent, calibrate pay according to corporate and individual performance, and manage risk through the design of our incentive programs. In addition, our Equity Compensation Plan (EIP) represents a significant portion of our executives’ incentive-based compensation, which directly links the pay of our executives to the value we create for our shareholders.

The Company’s Performance Evaluation Scorecard (Company Scorecard) is grounded in objective financial, operational, and ESG metrics. The fulfillment of the Company’s annual goals advances the Company’s progress toward achieving its strategic goal: to become a leading mid-tier, Canadian gold producer and modern mining company.

Organizational Changes

Significant organizational and talent changes were made in 2024. CEO, Renaud Adams and the Executive Leadership Team (ELT), with the support of the Board of Directors, made key organizational changes to build a more agile, integrated, and optimized mining company. These changes create executive accountability for and focus on the Company’s sustainable growth objectives.

The Company initiated the closure of the office in Brossard, Québec, and consolidated corporate functions and teams centred in Toronto. Further integration and optimization of the ELT was also a priority. As such, in 2025, Annie Torkia Lagacé assumed a newly defined position as Chief Legal and Strategy Officer, and Dorena Quinn was appointed to the newly created Chief People Officer position. And to enable more agile decision making, the Company appointed senior site leadership, reporting directly to Bruno Lemelin, COO, and better aligned supply chain roles under CFO Maarten Theunissen’s portfolio. These changes will enable IAMGOLD to work more efficiently and effectively to achieve key financial and operational imperatives moving forward.

2024 Company Scorecard

The Company Scorecard, which determines the payouts from the cash incentive program (CIP), is designed to encourage strong financial, operational and safety performance. The combination of appropriate key performance indicators (KPIs), performance targets, and payout curves encourages corporate performance that leads to a positive shareholder experience and discourages excessive risk taking.

The Company Scorecard is organized around four pillars: production, finance, project advancement and ESG. Each is weighted to reflect the strategic priorities for the year:

Production: An increased emphasis was placed on production, reflecting the progress achieved at Côté Gold. The Company Scorecard weighting increased to 35%, up from 20% in 2023.

Finance: The finance weighting was increased to reflect greater emphasis on cash flow and liquidity management objectives. The Company Scorecard weighting increased to 20%, up from 10% in 2023.

Project Advancement: The project advancement weighting was decreased as emphasis moved to production metrics for Côté Gold. The Company Scorecard weighting for 2024 was 25%, down from 50% in 2023.

2025 Management Information Circular	IAMGOLD | 28

ESG: Always a priority, the Company maintained and ESG Scorecard weighting of 20%. The Company’s executive long-term compensation program, the EIP, is paid in Performance Share Units (PSUs) which are calibrated to relative Total Shareholder Return (TSR) and Return on Invested Capital (ROIC), Restricted Share Units (RSUs), and Options.

2024 Compensation Decisions and Outcomes

Performance against the Company Scorecard was 118.3% of target. PSUs granted in 2022 vested at 150% of target, reflecting the relative performance of the Company’s TSR and ROIC metrics over the past three years. During this period, IAMGOLD had a total shareholder return of 102.3% ranking seventh among its relative peer performance group, as the transformation of the Company towards a leading mid-tier producer was rewarded by the market.

(Details of these compensation decisions for Named Executive Officers (NEOs) are presented in detail in the Compensation Discussion and Analysis that follows.)

The HRCC evaluated Renaud Adams’ performance against his individual performance objectives. Mr. Adams and the Committee also evaluated the performance of other NEO’s against their individual objectives. Mr. Adams’ individual performance goals had particular focus on strategy and implementation, visible and effective leadership, and the strength of corporate culture and values. Goals for the other NEO’s covered objectives related to their areas of responsibility including sustainable production at Côté Gold, liquidity and balance sheet, and organizational effectiveness.

Based on Company Scorecard performance of 118.3% and an individual performance factor of 125%, the Board awarded Mr. Adams a CIP payout of $1,347,819. He also received an EIP award of $2,253,125 based on an EIP target of 250% of base salary for his strong performance in executing IAMGOLD’s strategy. Mr. Adams’ leadership and focus on organizational and operational improvements have positioned IAMGOLD for continued success in 2025 and beyond.

In Closing

In 2025, IAMGOLD will continue to focus on unlocking the full potential of the Company’s assets and human capital to drive sustainable growth and deliver a rewarding shareholder experience.

On behalf of the HRCC and the Board of Directors, I would like to thank you for your continued support and confidence in IAMGOLD. The HRCC appreciates the time shareholders take to meet with IAMGOLD and share their views. We look forward to sharing our progress with you in the coming year.

Sincerely,

L. Peter O’Hagan (Chair)

2025 Management Information Circular	IAMGOLD | 29

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis (CD&A) describes IAMGOLD’s approach to executive compensation and outlines the compensation program, policies, objectives, processes, and decisions behind Named Executive Officers’ (NEOs) pay during the year ending December 31, 2024.

2024 Named Executive Officers

Renaud Adams	President and Chief Executive Officer (“CEO”)

Maarten Theunissen	Chief Financial Officer (“CFO”)

Bruno Lemelin	Chief Operating Officer (“COO”)

Dorena Quinn	Senior Vice President, People

Tim Bradburn	Senior Vice President, General Counsel and Corporate Secretary (Mr. Tim Bradburn served as Senior Vice President, General Counsel and Corporate Secretary from September 1, 2020 to February 2, 2025).

COMPENSATION PHILOSOPHY AND GUIDING PRINCIPLES

IAMGOLD’s compensation philosophy is built on a culture of performance. The Corporation’s rewards programs, based on guiding principles with pay for performance at the core, are directly aligned with the Corporation’s business strategies and objectives. In 2024, the IAMGOLD team made strong progress on the Corporation’s performance objectives and maximizing the potential of assets putting IAMGOLD on track to become a leading and modern Canadian-focused gold producer. This was achieved by a commitment to operational excellence, project execution, health and safety, talent development, stakeholder engagement, and generating value for shareholders.

The Corporation’s executive compensation program is designed to focus, inspire, and motivate the leadership team to ensure short- and long-term objectives are met.

2025 Management Information Circular	IAMGOLD | 30

Guiding Principles

With operational excellence propelling IAMGOLD forward, pay for performance is at the core of IAMGOLD’s approach to executive compensation. Rewards are tied to a clearly articulated set of guiding principles that align with the Corporation’s business strategies and objectives.

SUPPORT BUSINESS STRATEGY

Compensation outcomes linked to key business and strategic objectives

SHAREHOLDER ALIGNMENT

Long-term equity-based awards form a significant portion of executive compensation

PAY COMPETITIVELY

Attract and retain high-quality executives with pay that is competitive compared to similar companies

Pay for performance is the core of IAMGOLD's philosophy

WELL GOVERNED

Robust processes for obtaining relevant information and considering the interest of the business, executives and shareholders to reach sound decisions

MANAGE RISK

Reward executives for achieving business objectives within acceptable risk levels

2025 Management Information Circular	IAMGOLD | 31

Components of Executive Compensation

IAMGOLD’s executive compensation program rewards different aspects of performance critical to the execution of the Corporation’s strategy. The objectives of each element are linked to IAMGOLD’s guiding principles and provide a competitive compensation program that attracts and retains key talent to deliver on short-term objectives and the long-term strategic plan.

Element	Objectives	Link to Guiding Principles	Design

Total Direct Compensation

Base Salary	• Recognize and reward skills, experience, and level of responsibility	✓ Pay for performance ✓ Pay competitively ✓ Well governed

Base salary is determined at the beginning of the fiscal year and considers the following factors:

•  Scope, complexity, and responsibility of the role.

•  Competitiveness with salary levels for similar-sized positions within the Peer Group.

•  Individual experience and sustained performance level.

Comparative market analysis and individual performance assessments occur annually to ensure compensation remains competitive, resulting in periodic base salary adjustments, when appropriate.

Annual base salary increases are not guaranteed.

Cash Incentive Plan (CIP)	• Reward achievement of short-term strategic priorities • Communicates the priorities across the business	✓ Pay for performance ✓ Shareholder alignment ✓ Support business strategy ✓ Pay competitively ✓ Well governed ✓ Manage risk

CIP awards are based on the annual achievement of balanced scorecard performance objectives, representing a combination of financial, operational, growth, and ESG that can vary each year based on near term priorities, and individual performance goals determined by the CEO and the Board / Committee. Challenging performance targets are pre-defined in conjunction with the annual budgeting process.

•  The target CIP level is set as a percentage of base salary.

•  Award values range from 0% for below threshold performance to a maximum of 200% of the target value, depending on the actual performance achieved.

The HRCC reviews performance results and may apply their informed judgment to ensure final award values appropriately reflect performance.

CIP awards are performance-based and therefore the Corporation does not guarantee such payments to its Executives.

Equity Incentive Plan (EIP)

•  Motivate the
sustained
achievement
of long-term
goals

•  Reward
performance
that is aligned
with the
creation of
long-term shareholder value

•  Align
Executives’
share
ownership
with shareholder
experience

•  Retain Executives critical to the execution of strategy

✓ Pay for performance ✓ Shareholder alignment ✓ Support business strategy ✓ Pay competitively ✓ Well governed ✓ Manage risk

EIP grants have staggered and overlapping vesting schedules to ensure that Executives continually focus on future value creation.

Target grant value is expressed as a percentage of base salary.

The equity grant is allocated based on a target mix as follows:

•  50% performance share units – 3-year cliff vesting dependent on company 3-year performance achievement.

•  25% restricted share units – 3-year ratable vesting (vesting one-third per year starting on the first anniversary of the grant).

•  25% options – 3-year ratable vesting, 7-year term (vesting one-third per year starting on the first anniversary of the grant).

Performance share units (PSUs) support the retention of key Executives while providing a strong mid-term performance focus, with vesting conditional on 3-year relative TSR (75%) and ROIC (25%), which were selected as key indicators of long-term growth and value creation, in addition to absolute share price performance.

Restricted share units (RSUs) focus on the retention of key Executives, while doing so in a way that is aligned to shareholders through the link to share price performance.

Options provide a riskier, longer-term link to share price performance since they only have value to the extent there is share price growth.

Ultimate vesting and value achieved require continued employment and achievement of performance targets for PSUs and share price increases; therefore, the Corporation does not guarantee any EIP awards to its Executives.

2025 Management Information Circular	IAMGOLD | 32

Element	Objectives	Link to Guiding Principles	Design

Indirect Compensation

Benefits, Pension, and Perks	• Provide benefits coverage and retirement savings for the well-being of Executives	✓ Pay Competitively

Executives participate in the same benefits provided to all employees which include health, dental and life insurance benefits, a defined contribution pension plan and a share purchase plan.

Top-up disability insurance coverage, annual health risk assessments and taxable perquisites are also provided to Executives, according to their employment agreements, as disclosed in the footnotes of the Summary Compensation Table.

The Corporation does not provide any loans to its Executives.

Target Total Direct Compensation

The table below summarizes the target total direct compensation arrangements in place as of December 31, 2024, for the active NEOs.

Named Executive Officers	2024 Base Salary	CIP Target(1) % of Base Salary	EIP Target (2) % of Base Salary	2024 Target Total Direct Compensation

Renaud Adams CEO	$901,250	125%	250%	$4,280,938

Bruno Lemelin COO	$600,320	80%	160%	$2,041,088

Maarten Theunissen CFO	$525,280	80%	150%	$1,733,424

Dorena Quinn Senior Vice President, People	$400,140	65%	130%	$1,180,413

Tim Bradburn(3) Senior Vice President, General Counsel and Corporate Secretary	$449,904	65%	130%	$1,327,217

(1)	CIP payouts range from 0% for below threshold performance to a maximum of 200% of target value, depending on the actual performance achieved.

(2)

EIP target is comprised of 50% PSUs, 25% RSUs, and 25% Options. PSUs are paid out based on performance conditions related to relative TSR and average ROIC performance targets over a 3-year period from 2025 – 2027. The payout ranges from 0% for below threshold performance to a maximum of 200% for above target performance.

(3)	Tim Bradburn served as Senior Vice President, General Counsel and Corporate Secretary from September 1, 2020 to February 2, 2025.

Consistent with the Corporation’s pay for performance philosophy, a significant portion of target compensation is “at risk”, with an emphasis on long-term incentives to align compensation with shareholder interests.

2025 Management Information Circular	IAMGOLD | 33

Benchmarking

The Corporation’s executive compensation programs are benchmarked against similar organizations and designed to attract and retain global talent and remain competitive in markets where the Corporation operates. The Corporation targets market median compensation for fully functioning incumbents for expected levels of performance. Market data serves as a reference point, along with other factors, to which the HRCC compares the compensation of each executive to the Peer Group to set executive compensation levels commensurate with performance and experience levels. The Peer Group is also used as a benchmark for compensation trends and market practices.

Peer Group

The HRCC works with WTW (the Committee’s independent compensation consultant, whose role is discussed further in “Compensation Program Oversight”) to create and maintain an appropriate Peer Group of relevant companies for comparison purposes. The Corporation considers organizations that are similar in size, scope and complexity of operations and are representative of the market within which it competes for executive talent.

When selecting comparators for IAMGOLD’s compensation Peer Group, the Corporation applies the following established criteria:

Factors	Selection Criteria

Industry	Companies with active mining operations with an emphasis on gold miners and multiple mine sites.

Geography	Headquartered in North America with international operations.

Size	Revenue generally within one-third to three times that of IAMGOLD.

Corporate Structure	Publicly traded on the TSX.

The composition of the Peer Group is regularly reviewed to determine if any changes are required. As a result of the 2024 review, the HRCC determined no changes were required given that the existing Peer Group remains robust.

2025 Management Information Circular	IAMGOLD | 34

IAMGOLD’s revenue was positioned at the 62nd percentile of the 2024 Peer Group.

Company	Revenue (FY2024)	Total Assets (FY2024)	Market Cap (as of 12/31/24)

Alamos Gold Inc.	$1,347	$5,336	$7,746

B2Gold Corp.	$1,902	$4,814	$3,212

Centerra Gold Inc.	$1,215	$2,265	$1,201

Dundee Precious Metals Inc.	$607	$1,421	$1,619

Eldorado Gold Corporation	$1,323	$5,836	$3,033

Equinox Gold Corp.	$1,514	$6,714	$2,291

Hudbay Minerals Inc.	$2,021	$5,488	$3,192

Kinross Gold Corporation	$5,149	$10,866	$11,403

Lundin Gold Inc.	$1,193	$1,527	$5,118

Lundin Mining Corporation	$3,423	$10,407	$6,655

New Gold Inc.	$925	$2,004	$1,973

Pan American Silver Corp.	$2,819	$7,203	$7,366

SSR Mining Inc.	$996	$5,189	$1,412

Torex Gold Resources Inc.	$1,116	$2,140	$1,692

IAMGOLD	$1,633	$5,374	$2,950

Percent Rank	62p	55p	46p

Dollar	amounts shown in this table are presented in millions of US dollars. Data is sourced from Standard & Poor’s Capital IQ.

2025 Management Information Circular	IAMGOLD | 35

COMPENSATION GOVERNANCE AND RISK MANAGEMENT

IAMGOLD’s compensation programs and practices were established to ensure strong alignment of pay with the long-term success of the organization. Key governance and risk mitigating features of the Corporation’s executive compensation program are outlined in the table below. Each year, the practices are reviewed against changing regulations and emerging best practices to ensure continued alignment with shareholder interests.

Guiding Principles	Governance and Risk Management Practices

Pay for Performance

•   Actual compensation may be higher or lower than target, depending on company and individual performance.

•   Most of the executive compensation is variable or ‘at risk’ and encourages high performers to achieve exceptional levels of short- and long-term performance through higher rewards; 79% for the CEO and 66% or more for other NEOs.

Shareholder Alignment

•   Executive compensation is directly affected by share price and PSUs vest and pay out based on relative TSR and ROIC.

•   Executive compensation programs incorporate measures tied to future success over various time horizons.

•   Share ownership guidelines extend through Vice President level, aligning their interests with the long-term performance of the organization and shareholder interests.

Support Business Strategy	• Incentive compensation is tied directly to specific short- and long-term objectives to advance corporate strategy. • CIP incorporates a mix of financial, operational, growth and ESG measures.

Pay Competitively	• Executive pay is benchmarked at market median (50th percentile) of IAMGOLD’s Peer Group for fully functioning incumbents for expected levels of performance.

Well Governed

•   The Board considers all information and approves final performance results under the recommendation of the HRCC and Management, and may exercise informed judgment to adjust calculated amounts of the incentive plan formulas up or down based on its assessment of the risk assumed to generate the results as needed to ensure overall compensation outcomes appropriately reflect performance results.

•   Cross memberships on committees provide a link between the Committees’ respective oversights. The overlapping membership helps provide context of common activities that may impact multiple committees and ultimately better manage risk. In addition, all committees review CIP metrics and assessments related to their respective accountabilities.

•   Incentive plan processes are well governed with annual reviews by internal audit.

•   An independent compensation consultant is retained to provide an external perspective on market changes and best practices related to compensation design, governance, and compensation risk management.

•   An annual advisory vote is held on the Corporation’s approach to executive compensation.

Manage Risk

•   Compensation is aligned with the risk profile of the Corporation.

•   CIP awards, and multiplier for PSU awards range from zero to 200% of target, and is capped at 200%.

•   If the Corporation’s TSR outperforms the index, but is negative, the payout multiplier for the relative TSR portion of the PSU award will be capped at 100%.

•   An annual compensation program risk assessment is conducted by an independent compensation consultant.

•   Clawback Policy complies with NYSE listing requirements and applies to current and former executive officers in the event of a restatement.

•   Anti-hedging policy is in place.

•   Performance is assessed using a disciplined approach of pre-set measures with a pre-defined range of performance each year.

•   Effective November 2022, all new executive agreements include double trigger vesting upon a change of control.

The compensation framework clearly prohibits:

•	Repricing or backdating of options.

•	Hedging or monetizing of equity awards.

•	Multi-year guarantees in employment agreements.

•	Severance provisions of more than two years on termination following a change of control, or single trigger vesting of equity awards for those employed under existing executive agreements.

2025 Management Information Circular	IAMGOLD | 36

Risk Assessment

The HRCC and the Board regularly review and evaluate potential risks to the Corporation resulting from executive compensation based on an assessment framework that includes:

•	Pay philosophy and practices

•	Design of the programs

•	Performance measurement

•	Compensation governance

In 2024, the HRCC engaged WTW to update the compensation program risk assessment. Based on this review, neither the HRCC nor the Board has identified any potential risks associated with the compensation policies or practices of the Corporation that would be reasonably likely to have a material adverse effect on the Corporation.

Clawback Policy

In compliance with NYSE listing requirements, the Corporation’s Clawback Policy addresses restatements of the Corporation’s financial results due to material non-compliance with financial reporting requirements under securities laws. In the event of such a restatement, the Corporation will recover any amounts paid to current and former executive officers within the prior three-year period for incentive-based compensation received by the executive officer that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined on the restated amount. The policy covers all incentive-based compensation (including any cash or equity compensation) that is granted, earned or vested based wholly or in part upon the attainment of any financial reporting measure.

In addition, if a restatement or adjustment results from an act of fraud, misrepresentation, malfeasance, or gross negligence on the part of the executive, the executive will be liable if convicted of any crime involving fraud, willful misrepresentation, or gross negligence, to the Corporation for any damages suffered by the Corporation as a result of such wrongdoing. The executive may be further disciplined up to or including termination for cause.

Anti-Hedging Policy

The Corporation prohibits Officers and Directors from engaging in hedging against a decrease in the market value of IAMGOLD’s equity securities.

Executive Share Ownership Guidelines

IAMGOLD has share ownership guidelines to further align Executives and shareholder interest. The guidelines vary by executive level and are defined as a multiple of base salary. Share ownership includes the accumulation of common shares, as well as unvested RSUs and PSUs. The ownership level is to be attained within three years of the later of joining the Corporation and appointment to the applicable executive level.

The 2024 executive share ownership guidelines are as follows:

Executive Position/Level	Share Ownership Target Effective in 2024 (multiple of base salary)

CEO	3.0

COO / CFO	2.0

Senior Vice President	1.5

Vice President	1.0

2025 Management Information Circular	IAMGOLD | 37

As of December 31, 2024, all active NEOs met their share ownership guidelines as indicated below:

Named Executive Officers	Share Ownership Target	Share Ownership			% Ownership Guideline Achieved through Common Shares and Vested RSUs
	Multiple of Base Salary	Total Value at Dec. 31, 2024 (1)	Multiple of Base Salary	Total % Ownership Guideline Achieved

Renaud Adams CEO	3.0	$6,959,426	7.7	257%	91%

Bruno Lemelin COO	2.0	$3,511,559	5.8	292%	40%

Maarten Theunissen CFO	2.0	$2,564,074	4.9	244%	49%

Dorena Quinn Senior Vice President, People	1.5	$2,058,645	5.1	343%	54%

Tim Bradburn (2) Senior Vice President, General Counsel and Corporate Secretary	1.5	$2,562,776	5.7	380%	38%

(1)	The value of common shares, RSUs and PSUs are based on December 31, 2024 closing price of $7.43 on the TSX, the last trading day of 2024.

(2)	Tim Bradburn served as Senior Vice President, General Counsel and Corporate Secretary from September 1, 2020 to February 2, 2025.

Effective January 1, 2025, the executive share ownership guideline policy was amended to remove unvested PSUs from counting toward compliance, and to increase the time within which executives must achieve the required level of shareholding from three to five years.

COMPENSATION PROGRAM OVERSIGHT

IAMGOLD has a strong foundation of good governance practices and oversight that strengthen risk mitigation and support IAMGOLD’s pay for performance philosophy.

Role of HRCC

The HRCC assists the Board in approving and monitoring IAMGOLD’s executive compensation practices, including the administration of the EIP.

The HRCC is comprised of at least three (3) directors, each of whom must be independent under applicable securities laws, policies, and stock exchange rules. In addition, in keeping with governance best practices, the HRCC consists of directors who are knowledgeable about issues related to human resources, talent management, compensation, governance and risk management. To ensure good governance and mitigate risk in the HRCC’s oversight responsibilities, the HRCC collectively has overlapping committee membership across all of IAMGOLD’s Board Committees (Audit and Finance, Nominating and Governance, Technical and Sustainability).

As of the date of the Circular, the HRCC is composed of the following independent directors:

•	L. Peter O’Hagan (Chair)

•	Christiane Bergevin

•	Anne Marie Toutant

•	Audra Walsh

2025 Management Information Circular	IAMGOLD | 38

Collectively, the members of the HRCC have experience in human resources and executive compensation by virtue of their extensive tenures as Senior Executives of publicly traded companies and/or members of boards and human resources/compensation committees of other public companies. For more details on the background of the HRCC members, see “Board of Directors”.

As part of its Board approved mandate, the HRCC reviews the following each year:

HRCC Mandate

CEO, Executive and Director Compensation	Plan Administration	Oversight of Practices

• Recommends to the Board for approval, the goals of the CEO and with the assistance of the CEO, the other Executives.

• Reviews the CEO’s responsibilities and from time to time recommends to the Board any changes.

• Leads the annual review and evaluation process of the performance of the CEO and reports results to the Board.

• Recommends to the Board for approval, the salary, and incentive awards for the CEO, based on performance.

• Reviews the CEO’s recommendations for the other Executives’ compensation and makes recommendations to the Board for approval.

• Reviews directors’ compensation and recommends any changes to the Board.

• Oversees the Corporation’s incentive compensation plans.

• Reviews the operation and administration of the Corporation’s retirement benefit plans.

• Reviews executive employment agreements to avoid any unwarranted, excessive payments and perquisites, if appropriate, recommends any changes to the Board for approval.

• Reviews and recommends to the Board any disclosure related to executive compensation.

• Reviews and reports to the Board on the Corporation’s organizational structure, implementation of executive succession programs, total compensation practices and talent management practices and policies.

• Reviews and assesses potential risks arising from talent management, succession planning and the Corporation’s human resources and compensation policies and practices with respect to Executives.

• Supports management on shareholder outreach and communications related to human resources and executive compensation matters.

2024 HRCC Meeting Highlights

The HRCC met 7 times in 2024. In executing its mandate, the HRCC:

• Assessed the effectiveness of the existing compensation plan, including a review of the Corporation’s compensation philosophy, methodology and program design to ensure alignment with the Corporation’s strategic priorities.

• Approved the peer group of issuers that is to be used for executive compensation benchmarking purposes under the advisement of the Corporation’s independent compensation consultants, WTW.

• Recommended to the Board for approval the executive compensation incentive plan design for CIP and no material changes to the EIP for 2025. Approved CIP and EIP awards based on 2025 approved budgets and the corporate strategy adopted by the Board.

• Assessed the 2024 performance of Executives against their individual objectives and the executive compensation plan.

• Recommended to the Board for approval of 2024 compensation payable, according to the executive compensation plan, the individual performance of the CEO and the CEO’s recommendation for the other Executives, taking into consideration proper pay-for-performance alignment of the compensation of the CEO and other Executives.

• Reviewed various human capital topics, policies and programs including:

–  Executives’ compliance with their minimum share ownership guidelines.

–  Non-executive base salary increase budget for 2025.

–  Succession plans for the CEO and other Executives and updated development plans.

–  Potential for any material risks arising from the executive compensation plan.

–  Overview of pension, benefits and wellness program initiatives.

–  Discretionary equity plan pool awards and program overview.

–  Human capital priorities update, including a review of workforce talent and EDI trends and key performance indicators.

–  EDI initiatives.

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–  Human capital priorities update, including a review of workforce talent and EDI trends and key performance indicators.

–  EDI initiatives.

• Engaged the services of an external compensation consultant, WTW, to provide independent advice and expertise on executive compensation matters.

• Recommended to the Nominating and Governance Committee revisions to the HRCC mandate.

• Included in-camera sessions for all meetings as independence from management is fundamental to IAMGOLD’s effectiveness in managing executive compensation programs.

Compensation Decision-Making Process

The annual compensation decision-making cycle provides a rigorous process to ensure final compensation is fair and equitable.

1 COMPANY STRATEGY

- Management develops, reviews, and updates the Corporation's strategic plan, which outlines annual and longer-term objectives

2 REVIEW COMPENSATION PLAN DESIGN

- Independent consultants assess how our executive pay levels, pay mix and practices compare to our compensation peer group and against market trends and regulatory policies.
- Considering the business strategy, the external review and any shareholder feedback, management and the HRCC review the executive compensation program and adjust as required.

3 SET PERFORMANCE OBJECTIVES

- Management sets the Corporate Scorecard weightings and performance Objectives for the CIP and performance metrics for the EIP based on an annual budget in the context of a multi-year forward-looking plan and the full "life-of-mine" plans.
- Upon recommendation of the HRCC, the Board approves annual Corporate Scorecard and the EIP performance metrics.

4 REVIEW ANNUAL COMPENSATION TARGETS

- Independent consultants compare CEO and executive compensation against market positioning.

5 EVALUATE CORPORATE AND INDIVIDUAL PERFORMANCE

- Management and HRCC review business results against the CIP Company Scorecard objectives and individual performance objectives.
- Management and HRCC assess the company's external market performance for the purposes of the EIP.

6 FINALIZE COMPENSATION AWARDS

- Management prepares initial executive compensation recommendations for the current year's incentive award, based on performance.
- Management also recommends any changes to base salary and target compensation for the upcoming year, based on market and performance.
- HRCC provides its recommendation to the Board.
- The Board then approves the recommendation, although may apply informed judgment to adjust the recommendation.

Role of Management

The Board reviews and discusses the CEO’s and Executives’ self-assessments of their performance, however, final pay decisions are made by the Board with input from the CEO providing recommendations to the HRCC for other Executives’ base pay adjustments, if any, and CIP and EIP awards. The CEO does not provide recommendations on his own pay.

Compensation Consultant

The HRCC retains compensation consultants from time to time to provide expert and independent advice regarding compensation policies and decisions. WTW was first retained by the Corporation in 2011 and the HRCC continues to use WTW for executive compensation services. WTW’s executive compensation consultants report directly to the HRCC and are independent of management. The HRCC regularly confirms WTW’s independence by reviewing the factors set out by the Securities and Exchange Commission (“SEC”) that

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compensation committees should consider when selecting and monitoring the independence of their compensation consultants including the following criteria:

•

Members of the WTW executive compensation consulting team are not involved in selling other WTW services to IAMGOLD and receive no incentive or other compensation based on the fees charged to IAMGOLD for such other services.

•

WTW’s executive compensation consultants do not have a business or personal relationship with any of the HRCC members or management, and do not own any Common Shares (other than possibly through portfolio investments such as mutual funds).

•	WTW has strict protocols and processes to mitigate conflicts of interest and all consultants are required to adhere to a code of conduct.

HRCC decisions and recommendations to the Board are its responsibility and reflect committee members’ views of the best interests of the Corporation, as informed by information and recommendations provided by compensation consultants.

In 2024, WTW supported the HRCC in reviewing meeting materials prepared by management and attending certain HRCC meetings. WTW reviewed the executive compensation and performance peer groups, conducted an update to the risk assessment review of the Corporation’s executive compensation program, provided market compensation data for Executives, provided advice and support in developing compensation arrangements for executive roles, reviewed the incentive compensation plans, advised on executive compensation trends and best practices, and provided assistance related to the executive compensation disclosure. To ensure its independence from management is not compromised, the HRCC pre-approves non-compensation services provided to the Corporation by WTW.

	Executive Compensation	Other Fees (1)	Total

2024	$281,295	$27,396	$308,691

2023	$372,636	$31,909	$404,545

(1)	“Other Fees”, are related to the communication support for the 2023 and 2024 Management Information Circulars, respectively.

COMPENSATION DECISIONS RELATED TO 2024 PERFORMANCE

2024 Total Direct Compensation Decisions

Total Direct Compensation for each executive is based on several factors, including individual performance, leadership, global responsibilities, experience, education, succession planning considerations, competitive pressures, and internal equity.

The following section provides a detailed discussion of the decisions made to determine each NEO’s total direct compensation for 2024.

(1)	CIP and EIP awards were made in early 2025 in relation to 2024 performance.

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Base Salary

In 2024, as part of the annual review process the following decisions were made related to the NEO’s base salaries.

Named Executive Officers	2023	2024	% Increase

Renaud Adams CEO	$875,000	$901,250	3.0%

Bruno Lemelin COO	$560,000	$600,320	7.2%

Maarten Theunissen CFO	$490,000	$525,280	7.2%

Dorena Quinn Senior Vice President, People	$380,000	$400,140	5.3%

Tim Bradburn (1) Senior Vice President, General Counsel and Corporate Secretary	$436,800	$449,904	3.0%

(1)	Tim Bradburn served as Senior Vice President, General Counsel and Corporate Secretary from September 1, 2020 to February 2, 2025.

Cash Incentive Plan (CIP)

IAMGOLD is committed to its philosophy of pay for performance based on the fundamental premise that compensation should be directly correlated to the performance of the Corporation. To support this philosophy, IAMGOLD’s CIP rewards Executives for the achievement of annual performance objectives. Performance criteria established by the HRCC will vary based on priorities for the year and can include a combination of financial, operational, strategic, growth and ESG metrics for a balanced view of performance.

The CIP rewards Executives based on company performance results and individual results. For NEOs other than the CEO, the Company Scorecard results account for 70% and individual performance results account for 30% of the CIP award. For the CEO, the weighting is 80% corporate and 20% individual.

While target levels of performance on CIP metrics are established as parameters, the Board can apply informed judgment to increase or decrease the CIP awards from the formula-based calculations to reflect the Corporation’s and the executive’s performance for that year as well as the HRCC’s long-term assessment which recognizes that current year performance is influenced by multi-year activities.

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2024 Company Scorecard and Results

The Corporation’s CIP key performance indicators are reviewed by the HRCC and stretch targets are established at the beginning of each year, in line with the Corporation’s budget and longer-term strategy. The Company Scorecard is aligned throughout the organization with weightings set depending on level within the organization.

Details of the 2024 Company Scorecard results are outlined in the table below:

CIP Company Scorecard and 2024 Performance

Production 35%

Performance Measures: Gold Production – Essakane and Westwood (10%), Cash Cost (10%), Capital Management (10%) and Reserve Replacement (5%).

•   Gold Production – Essakane and Westwood were above target at 186.3% with production exceeding target by 44koz (+12%) and 4koz (+3%), respectively.

•   Cash Cost results were above target at 198.1% due to higher sales volume at both sites more than offsetting slightly higher operating costs, in addition to increased volumes of capital waste stripping relative to plan (+3.7Mt) at Essakane with the related mining costs designated as capital (see “Capital Management” below).

•   Capital Management was below threshold at 0% primarily due to additional capitalized waste volumes at Essakane due to the Phase 6 instability in Q2 resulting in mine resequencing and the mid-year update to life-of-pit strip ratios based on the revised Block Model; additionally, these tonnes were mined at a higher $/t mining cost. Higher capital expenditure at Essakane due to increased resource development drilling due to positive drill results. Westwood achieved target levels of capital expenditure. Combined cash cost and capital management were in line with target and achieved approximately 100% of target on average.

•   Reserve Replacement was near target at 98.7%. Most of the gain was from Essakane whereas Westwood was negative due to tighter confidence criteria applied to the mine planning process.

Finance 20%

Performance Measures: Manage liquidity during ramp up of Côté Gold (15%) and Côté Gold – Net Cash Flow (5%):

•   Manage liquidity during ramp up of Côté Gold exceeded the stretch target due to higher than planned gold prices combined with the partial deferral of the gold prepay structure to increase liquidity, partially offset with lower sales at Côté Gold and $100M of the Côté Gold repurchase from Sumitomo that was funded from available liquidity. The achievement of the stretch target was independent of the strategic increase to the revolving credit facility (from $425M to $650M).

•   Côté Gold – Net Cash Flow was above target levels primarily as higher realized gold prices and lower capital expenditures offset lower sales volume than planned.

Project Advancement 25%

Performance Measures: Successful Commissioning and ramp up of Côté Gold (100%) (10%), Côté Throughput at 90% nameplate capacity by year-end (10%) and Strategic Resource Growth – Gosselin, Nelligan and Monster Lake (5%).

•   Successful Commissioning and ramp up of Côté Gold (100%) was below the threshold levels set early in 2024 at project handover with the mill ramp-up trailing planned levels with more unplanned downtime during the year resulting in lower throughput and production volumes below the 220koz threshold.

•   Côté Gold Throughput at 90% nameplate capacity by year-end was not achieved by year-end (threshold), despite achieving first gold on March 31 and commercial production on August 2nd, with the achievement expected in early 2025.

•   Strategic Resource Growth – Gosselin, Nelligan and Monster Lake was at stretch due to additional drilling modelling and optimization updates at Monster Lake and Nelligan, and parameters changes in ownerships at Nelligan (now 100% owned) and Gosselin (now at 70% owned) which had a positive impact to overall resources.

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CIP Company Scorecard and 2024 Performance
Environment, Social, Governance 20%

Performance Measures: Environment & Community – Incidents (5%), Health and Safety – TRIFR Improvement vs 2023 (5%), Health and Safety – Fatal Risk Protocols Implementation (5%), and EDI: Increase representation of women across IMG globally by 1% over 2023 representation rate (5%).

•   Environment & Community – Incidents: Zero L3, L4, and L5 Incidents, and Health and Safety – Fatal Risk Protocols Implementation: Each achieved stretch results at 200.0% with zero incidents reported at sites, and finalized and implemented FRP protocols in 2024, respectively, and zero environmental incidents and community incidents.

•   Health and Safety – TRIFR Improvement vs 2023: Achieved above target results on TRIFR improvements of 0.63 vs. 2023.

•   EDI – Increase representation of women across IAMGOLD globally by 1% over 2023 representation rate: Significant efforts were put in across all sites to advance gender diversity, with notable progress achieved at the leadership level and in mining operations roles. However, broader EDI efforts were impacted by strategic restructuring and limited recruitment and turnover at certain sites, preventing the achievement of target thresholds.

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Details of the 2024 Company Scorecard results are outlined in the table below:

Metrics	Weight	2024 Performance Range			2024 Results	2024 Score	2024 Weighted Score
		Threshold (50%)	Target (100%)	Maximum (200%)

Gold Production – Essakane and Westwood	10%	450koz	495koz	550koz	542.454koz	186.3%	18.6%
Cash Cost	10%	$1,350 / oz sold	$1,250 / oz sold	$1,175 / oz sold	$1,176 / oz sold	198.1%	19.8%
Capital Management	10%	$240M	$220M	$200M	$252M	0.0%	0.0%
Reserve Replacement	5.0%	125koz	400koz	700koz	393.000koz	98.7%	4.9%

Manage liquidity during ramp up of Côté Gold	15.0%	$150M	$200M	$400M	$767M	200.0%	30.0%
Côté Gold – Net Cash Flow	5%	($360M)	($310M)	($260M)	($299M)	123.0%	6.2%

Successful Commissioning and ramp up of Côté Gold	10.0%	220koz	255koz	290koz	199.168koz	0.0%	0.0%
Côté Gold Throughput at 90% nameplate capacity by year-end (1)	10.0%	30.0 KTPD (30d avg)	32.5 KTPD (30d avg)	35.0 KTPD (30d avg)	28.6 KTPD (30d avg)	0.0%	0.0%
Strategic Resource Growth – Gosselin, Nelligan and Monster Lake	5.0%	Aggregate 0.5Moz	Aggregate 1Moz	Aggregate 2Moz	Aggregate 2.530Moz	200.0%	10.0%

Environment and Community: Incidents	5.0%	No level 4 and 5 environment or community incidents	Meet Threshold and no level 3 environment or community incidents	Meet target and 2/3 Strategies presented (Water, Biodiversity, Community Investment)	Met Target and 2/3 Strategies presented (Water, Biodiversity, Community Investment)	200.0%	10.0%
Health & Safety -TRIFR Improvement vs 2023	5.0%	0.69	0.66	0.62	0.63	175.0%	8.75%
Health & Safety: Fatal Risk Protocols Implementation	5%	Protocols defined and introduced to sites	Gap Assessments complete and Phase I launch	Formal approval of protocols by GMs, and Phase II implementation plans developed, including leadership training supports	Formal approval of protocols by GMs, and Phase II implementation plans developed, including leadership training supports	200.0%	10.0%
EDI: Increase representation of women across IAMGOLD globally by 1% over 2023 representation rate (2)	5.0%	14.5%	15.1%	15.5%	13.5%	0.0%	0.0%

Total	100%						118.3%

(1)	KTPD - Thousand tonnes per day.

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Individual Performance

Individual performance for the Executives is reviewed first by the CEO with feedback from the HRCC, taking into consideration the accomplishment of the functional goals established by the CEO and approved by the Board and an assessment of each executive’s performance in the areas of leadership, teamwork, innovation, general and administrative cost management, and other individual objectives for the year.

The CEO assesses each executive’s performance and recommends to the HRCC an individual performance score within 0% to 200%. The HRCC assesses the CEO’s individual performance on the same basis and makes a recommendation to the Board for their consideration and approval.

In assessing each individual NEO’s performance, the HRCC and the Board of Directors considered the individual achievements of each NEO, as compared to their individual objectives, and with compensation decisions for the direct reports recommended by the CEO. Overall, each NEO achieved and/or exceeded performance against their individual goals.

Given the end of Tim Bradburn’s appointment as an Officer with IAMGOLD in February 2025, he did not participate, as part of the regular annual cycle, in the CIP nor an EIP Award cycle for the 2024 fiscal year.

Renaud Adams CEO	2024 Individual Performance Result: 125%

As CEO, Mr. Adams’ individual performance in 2024 was as assessed on, among other things: focusing on the strategy of the organization to deliver long-term value to shareholders and position the Company to become a leading mid-tier modern gold producer, including prioritization of Côté Gold through commissioning to commercial production and positioning the mine for the ramp up to nameplate in 2025; providing leadership to achieve both production and cost guidance at Essakane and Westwood; overseeing initiatives to strengthen the Company’s balance sheet while ensuring a return to 70% ownership of Côté Gold for the benefit of all IAMGOLD stakeholders; champion the organization’s focus on Health & Safety and commitment to the IAMGOLD vison of Zero Harm™, accountability and performance; enabling a revised leadership structure at corporate and at sites for optimized execution; continuation of stakeholder and partnerships with various constituents to strive for engagement beyond compliance; setting the platform for inclusive culture and Equity, Diversity and Inclusion (EDI) initiatives across the Company.

Bruno Lemelin COO	2024 Individual Performance Result: 125%

As COO, Mr. Lemelin’s individual performance in 2024 was assessed on, among other things: a strong focus on health & safety, contributing to a continued improvement in IAMGOLD’s TRIFR and marking the Company’s best year in its history; the strengthening IAMGOLD Operating Mines Portfolio with successful commissioning and ramp up at Côté Gold, the positive turn around at Westwood and another solid performance at Essakane; and effective exploration activities with a significant increase in ounces at Nelligan. Key initiatives also included the delivery of the water management framework, a new community investment standard, and a biodiversity strategy; and externally verified TSM results with ratings of Level A or greater across all protocols.

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Maarten Theunissen CFO	2024 Individual Performance Result: 125%

As CFO, Mr. Theunissen’s individual performance in 2024 was assessed on, among other things: managing liquidity to ensure the Company has sufficient liquidity during the ramp up of Côté Gold which included entering into gold prepay transactions to align the repayment with the expected commencement of operations and maximizing the annual dividend from Essakane; financing the repurchase of the 9.7% interest in Côté Gold from Sumitomo; oversight of the Company’s strong financial performance, treasury, financial reporting, SOX and risk programs and information technology functions; improvement of the insurance program and initiation of Côté Gold insurance program at market leading rates and improved on surety bond program collateral requirements and rates; completed Westwood 2020 seismic event insurance claim for C$35M; modernizing the Company’s planning and reporting process; restructuring of the information technology and supply chain functions. In addition, the Company’s credit facility was extended and increased from $425M to $650M to provide strategic options to reduce the cost of debt in 2025.

Dorena Quinn Senior Vice President, People	2024 Individual Performance Result: 125%

As SVP People, Ms. Quinn’s individual performance in 2024 was assessed on, among other things: driving organizational agility and future readiness with the organizational design and effectiveness strategy and the realignment of corporate roles from the satellite offices by optimizing team structure; supporting through people attraction and development strategies IAMGOLD Operating Mines Portfolio with workforce plans, development pipelines and succession at each of the sites; actively leading and further enhancing the Inclusion strategy for the organization, elevating the initiatives cross functionally, resulting in increased representation of various groups, and establishing practices for attraction and retention across the Company, and TSM rating of “A”.

2024 CIP Awards

Named Executive Officers (1)	CIP Target % of Base Salary	CIP Target	Corporate Performance	Individual Performance	2024 CIP Award	Award as a % of Target

Renaud Adams CEO	125%	$1,126,563	118.3%	125%	$1,347,819	120%

Bruno Lemelin COO	80%	$480,256	118.3%	125%	$577,796	120%

Maarten Theunissen CFO	80%	$420,224	118.3%	125%	$505,571	120%

Dorena Quinn (2) Senior Vice President, People	65%	$260,091	118.3%	125%	$312,915	120%

(1)	Given the end of Tim Bradburn’s appointment as an Officer with IAMGOLD in February 2025, he did not participate, as part of the regular annual cycle, in the CIP Award cycle for the 2024 fiscal year.

(2)	Effective January 1, 2025, Dorena Quinn was appointed Chief People Officer at IAMGOLD. Her CIP Target as a % of base salary increased to 70%.

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Equity Incentive Plan (EIP)

The EIP is designed to support shareholder experience by rewarding long-term sustained performance.

EIP Formula

The formula used to determine EIP awards is illustrated below:

Grant Allocation – EIP Vehicles Summary

The composition of the 2024 EIP grants awarded in 2025 is set out below along with a summary of the features of each vehicle.

	PSUs	RSUs	Options

Grant Allocation	50%	25%	25%

Term	3 years	3 years	7 years

Description	Share units that vest conditionally based on pre-determined company performance criteria	Share units that are subject to time-vesting only	Right to acquire IAMGOLD shares at a specified price

Performance Criteria	75% TSR performance relative to S&P/TSX Global Gold Index	Not Applicable	Not Applicable
25% Average ROIC

Vesting	Units cliff vest at the end of the term, and the number of units granted can vary from 0-200% of target depending on the performance conditions above	Units vest equally over three years, starting on the first anniversary of the grant	Options vest equally over three years, starting on the first anniversary of the grant date

Payout	Settled in common shares at the end of the term	Settled in common shares at the end of the term	Participants acquire IAMGOLD shares at the exercise price defined as fair market value at the time of grant

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As indicated in the table above, the vehicles have staggered and overlapping vesting schedules to ensure that Executives continually focus on future value creation. The EIP awards are approved in the first quarter following the performance year, with actual grants normally made soon after the Board’s approval of the awards.

PSU Performance Measures

The two PSU performance metrics used for the 2024 EIP awards were consistent with those used for 2023, measuring IAMGOLD’s total shareholder return (TSR) performance relative to the S&P/TSX Global Gold Index (relative TSR weighted 75%) and the Corporation’s capital efficiency relative to the Corporation’s three-year plan (ROIC weighted 25%). The three-year cliff-vesting applicable to both metrics is aligned with the three-year performance period used to determine final vesting.

Metrics	Definition	2024 EIP Awards (2025 – 2027) Performance Range (0%—200% vesting)

		Below Threshold (0%)	Threshold (25%)	Target (100%)	Maximum (200%)

Relative TSR 75% weight

TSR is measured based on the 3-year relative TSR compared to the S&P/TSX Global Gold Index, using the volume-weighted average share price for December at the beginning and end of the period (2025 – 2027).

If the Corporation’s TSR outperforms the index but is negative, the metric score will be capped at 100% (target).

		< 25th percentile	25th (1) percentile	50th (1) percentile	85th (1) percentile

Average ROIC 25% weight	ROIC is calculated using a single three-year average (3-year average EBIT divided by the average invested capital) (3)(4).	< 7.8%	7.8% (2)	15.9% (2)	24.0% (2)

(1)	For relative TSR performance between the 25th, 50th and 85th percentiles of the Index, the payout is interpolated on a linear basis.

(2)	For ROIC performance between threshold, target and maximum, the payout is interpolated on a linear basis.

(3)

Adjusted EBIT is calculated as net earnings adding back (i) financial costs, (ii) income tax expense, (iii) exploration expenses, and (iv) expenditures related to development projects that are not capitalized. Gains or losses from non-operating activities and other adjustments such as unrealized gains and losses on hedging and foreign exchange and unusual transactions will be excluded. Non-cash impairment and net realizable value adjustments will be added back based on informed judgment.

(4)

Invested capital is calculated as the sum of (i) property, plant and equipment, excluding construction in progress, (ii) long-term stockpiles, and (iii) current assets, excluding cash and cash equivalents, less current liabilities, excluding debt and deferred revenue. The average Invested Capital will be calculated over 13 quarters with the first quarter representing the opening balance.

2024 EIP Awards

The number of share units was determined based on the volume-weighted average closing price of the Corporation’s Common Shares on the TSX for the five consecutive trading days ending February 27, 2025, of $8.13. The market value of the grant is calculated using the closing price of the Common Shares on the TSX on the date of grant, February 28, 2025, of $7.97. The number of options was determined using $3.7867, which is the fair value of an option granted on February 28, 2025, as calculated according to the Black-Scholes model at an exercise price of $7.87, being the closing price of the Common Shares on the TSX on February 27, 2025, the trading day preceding the date of grant.

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The table below summarizes the EIP awards at time of grant.

Named Executive Officers(1)	EIP Target (% of Base Salary)	EIP Grant Value (Grant Price)	Share-Based Award – PSUs (performance vesting)		Share-Based Award – RSUs (time vesting)		Option-Based Award
			$	#	$	#	$	#

Renaud Adams CEO	250%	$2,219,869	$1,104,395	138,569	$552,193	69,284	$563,279	148,752

Bruno Lemelin COO	160%	$946,334	$470,804	59,072	$235,402	29,536	$240,130	63,414

Maarten Theunissen CFO	150%	$776,295	$386,210	48,458	$193,105	24,229	$196,980	52,019

Dorena Quinn (2) Senior Vice President, People	130%	$512,510	$254,976	31,992	$127,488	15,996	$130,047	34,343

(1)	Given the end of Tim Bradburn’s appointment as an Officer with IAMGOLD in February 2025, he did not participate, as part of the regular annual cycle, in the EIP Award cycle for the 2024 fiscal year.

(2)	Effective January 1, 2025, Dorena Quinn was appointed Chief People Officer at IAMGOLD. Her EIP Target as a % of base salary increased to 150%.

Pay for Performance Alignment

A significant portion of the compensation of the Corporation’s NEOs is variable “at risk” pay, with an emphasis on equity-based compensation. This serves to align Executive and shareholder interest.

The graph below highlights the EIP grants and the current realizable value of grants made from 2022 – 2024 (in respect of 2021 – 2023 award years) for a representative NEO, along with share price performance over the respective periods. As illustrated, the ultimate value realized from equity grants will depend on IAMGOLD’s share price performance over the period.

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Pay for Performance: 2022 to 2024

		2021 Granted March 2022	2022 Granted May 2023	2023 Granted February 2024

Representative NEO	Target LTI Award Value ($ Value)	578,748	630,500	860,444
	Realized/Realizable LTI ($ Value)	1,326,455	1,152,285	1,805,840
	Realized/Realizable LTI as a % of Equity Granted(1)	229%	183%	210%

(1)

Realized / Realizable LTI value based on the December 31, 2024 share price of $7.43 and capturing the actual vesting of the 2021 PSU award (granted in 2022 and vesting in early 2025) of 150% for the regular PSU. For 2022 and 2023 PSU awards, performance assumed to be target.

SHARE PERFORMANCE GRAPH

The following graph compares the cumulative total return for $100 invested in Common Shares of the Corporation on the TSX on December 31, 2019, with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the five most recently completed financial years.

IAMGOLD Cumulative Value of $100 Investment versus Relevant Market Indices

December 31, 2019 to December 31, 2024

	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024
IAMGOLD Corporation	$100	$96	$81	$72	$69	$153
S&P/TSX Composite Index	$100	$106	$132	$124	$139	$169
S&P/TSX Global Gold Index	$100	$122	$116	$113	$118	$143

IAMGOLD Corporation		-4%	-16%	-12%	-4%	122%
S&P/TSX Composite Index		6%	25%	-6%	12%	22%
S&P/TSX Global Gold Index		22%	-5%	-2%	5%	21%

When comparing the trend in compensation to the trend in the Corporation’s share price performance, it is important to highlight that the largest component of IAMGOLD’s NEOs compensation is in the form of equity-based compensation and therefore is closely aligned with shareholder experience.

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SUMMARY COMPENSATION TABLE

The following table sets out total compensation for the NEOs in the most recently completed financial year as well as the two previous financial years.

Named Executive Officers (1)	Year	Salary ($)	Share- based Awards (2) ($)	Option- based Awards (3) ($)	Annual Incentive Plans (4) ($)	Pension Value (5) ($)	All Other Comp. (6) ($)	Total Comp ($)

Renaud Adams CEO (appointed April 1, 2023)	2024 2023 2022	901,250 656,250 --	1,656,588 2,169,662 --	563,279 412,029 --	1,347,819 816,147 --	34,604 29,449 --	141,955 108,714 --	4,645,495 4,192,251 --

Bruno Lemelin COO (appointed September. 13, 2023)	2024 2023 2022	600,320 521,080 485,000	706,206 650,444 422,505	240,130 210,000 157,686	577,796 408,147 385,425	29,258 23,671 23,085	63,462 49,810 45,251	2,217,172 1,863,152 1,518,952

Maarten Theunissen CFO (appointed March 6, 2023)	2024 2023 2022	525,280 488,131 419,754	579,315 569,139 329,148	196,980 183,751 122,860	505,571 382,788 309,163	18,566 18,035 21,096	43,557 261,385 24,073	1,869,269 1,903,229 1,226,094

Dorena Quinn Senior Vice President, People (appointed June 7, 2022)	2024 2023 2022	400,140 380,081 301,058	382,464 382,523 323,982	130,047 123,500 120,925	312,915 249,865 306,804	19,494 18,936 18,763	27,431 248,333 13,887	1,272,491 1,403,238 1,085,419

Tim Bradburn(7) Senior Vice President, General Counsel and Corporate Secretary (appointed September 1, 2020 to February 2, 2025)	2024 2023 2022	449,904 436,800 420,000	-- 439,698 366,048	-- 141,960 136,403	-- 282,955 317,390	19,482 23,476 20,654	36,735 35,137 26,140	506,121 1,360,026 1,286,635

(1)	All NEOs receive their compensation in Canadian dollars.

(2)

The EIP values, other than options, reflect the market value of the award on the grant date. For 2024, the number of units was determined using $8.13 which is the 5-day volume-weighted average closing price ending February 27, 2025 (i.e., in 2024, the period of measurement for the volume-weighted average closing price was changed to 5 days from 20-days before 2024). For 2023, the number of units was determined using $3.39 which is the 20-day volume-weighted average closing price ending February 27, 2024. For 2022, the number of units was determined using $4.13 which is the 20-day volume-weighted average closing price ending May 17, 2023.. For 2024, the grant date was February 28, 2025, and the fair value was $7.97. For 2023, the grant date was February 28, 2024, and the fair value was $3.50. For 2022, the grant date was May 18, 2023, and the fair value was $3.69.

(3)

Represents the option value granted to the NEOs. The Black-Scholes model is used to calculate the value of the options. The 2024 grant value was calculated using the Black-Scholes model and the following assumptions: volatility – 56.17%, dividend yield – 0%, interest rate – 2.66%, expected life – 4.5 years and exercise price $7.87 based on IAMGOLD’s closing price on the TSX the trading day preceding the date of grant (February 27, 2025) and a fair value of 3.79. The 2023 grant value was calculated using the Black-Scholes model and the following assumptions: volatility – 58.25%, dividend yield – 0%, interest rate – 3.63%, expected life – 4.5 years and exercise price $3.67 based on IAMGOLD’s closing price on the TSX the trading day preceding the date of grant (February 27, 2024) and a fair value of $1.86. The 2022 grant value was calculated using the Black-Scholes model and the following assumptions: volatility – 57.64%, dividend yield – 0%, interest rate – 3.12%, expected life – 5 years and exercise price $3.73 based on IAMGOLD’s closing price on the TSX the trading day preceding the date of grant (May 17, 2023) and a fair value of $1.93.

(4)	Represents the CIP bonuses paid to the NEOs. CIP bonuses were calculated and awarded as described in the CIP section and are paid out the following year for the previous year’s performance.

(5)	Represents the employer contributions to the NEOs’ pension plan. For Renaud Adams see Section on Pension Plan Benefits note (1).

(6)

Includes employer contributions to the Share Purchase Plan, additional disability insurance premium and perquisites available exclusively to the NEOs. For Mr. Adams, employer contributions to the Share Purchase Plan were $33,797, additional disability insurance premiums were $67,552, and risk benefits were $8,369. For Mr. Lemelin, employer contributions to the Share Purchase Plan were $22,512, additional disability insurance premiums were $20,828, and risk benefits were $8,369. For Mr. Theunissen, employer contributions to the Share Purchase Plan were $19,698 and risk benefits were $8,369. For Ms. Quinn, employer contributions to the Share Purchase Plan were $1,501, additional disability insurance premiums were $3,860 and risk benefits were $10,327. For Mr. Bradburn, additional disability insurance premiums were $16,892, and risk benefits were $8,094.

(7)	Given the end of Tim Bradburn’s appointment as an Officer with IAMGOLD in February 2025, he was not eligible, as part of the regular annual cycle, for a CIP nor an EIP Award for the 2024 fiscal year.

2025 Management Information Circular	IAMGOLD | 52

Cost of Management

The table below shows the link between the Corporation’s performance and the NEO’s compensation by comparing the Total Cost of the NEOs’ compensation with Operating Cash Flow and Total Equity, over the last three years.

Year	Total Cost of NEOs’ Compensation (1)	As a % of Operating Cash Flow	As a % of Total Equity

2024	10,510,548	1.6%	0.2%

2023	10,721,896	5.0%	0.4%

2022	$9,036,567	1.7%	0.3%

(1)

Represents the total compensation as disclosed in the Summary Compensation Table. Only the five current NEOs at the end of each year are included in the “total cost of NEOs’ compensation” figure above.

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INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based and full value share-based awards held by the NEOs and outstanding as of December 31, 2024. The value of these awards is calculated using the closing market Common Share price on the TSX of $7.43 as of December 31, 2024, the last trading day of 2024.

Named Executive Officers	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the-money Options	Number of Common Shares or Units of Common Shares that have not Vested	Market or Payout Value of Common Shares or Units of Common Shares that have not Vested	Market or Payout Value of Vested Common Shares or Units of Common Shares not yet Paid or Distributed
Renaud Adams, CEO	221,795	$3.67	28-Feb-2031	$833,949	606,759	$4,508,219	$0
Total:	221,795			$833,949	606,759	$4,508,219	$0

Bruno Lemelin, COO	17,900 29,867 55,000 77,300 81,500 113,043	$6.86 $4.74 $3.99 $4.02 $3.73 $3.67	26-Feb-2025 25-Feb-2026 22-Feb-2028 15-Mar-2029 18-May-2030 28-Feb-2031	$10,203 $80,342 $189,200 $263,593 $301,550 $425,042	407,641	$3,028,773	$0
Total:	374,610			$1,269,930	407,641	$3,028,773	$0

Maarten Theunissen, CFO	36,922 10,208 63,500 98,913	$3.00 $4.02 $3.73 $3.67	07-Sep-2028 15-Mar-2029 18-May-2030 28-Feb-2031	$163,564 $34,809 $234,950 $371,913	275,984	$2,050,561	$0
Total:	209,543			$805,236	275,984	$2,050,561	$0

Dorena Quinn, Senior Vice President People	22,824 26,027 62,500 66,480	$3.99 $4.02 $3.73 $3.67	22-Feb-2028 15-Mar-2029 18-May-2030 28-Feb-2031	$78,515 $88,752 $231,250 $249,965	233,231	$1,732,906	$0
Total:	177,831			$648,482	233,231	$1,732,906	$0

Tim Bradburn (1), Senior Vice President, General Counsel and Corporate Secretary	19,954 24,000 61,800 70,500 76,417	$4.74 $3.99 $4.02 $3.73 $3.67	25-Feb-2026 22-Feb-2028 15-Mar-2029 18-May-2030 28-Feb-2031	$53,676 $82,560 $210,738 $260,850 $287,328	310,628	$2,307,966	$0
Total:	252,671			$895,152	310,628	$2,307,966	$0

(1)	Tim Bradburn served as Senior Vice President, General Counsel and Corporate Secretary from September 1, 2020 to February 2, 2025.

2025 Management Information Circular	IAMGOLD | 54

Value of Vested or Earned Awards during the Year

The table below shows the aggregate value of options and full value share-based units that vested during 2024. For the options, the value was determined based on the difference between the market price on the vesting date and the exercise price at the time of grant. For the full value share-based units, the value was determined by multiplying the number of units vested by the market value of the underlying Common Shares on the vesting date.

Named Executive Officers	Option-based awards – Value vested during the year (1)	Share-based awards – Value vested during the year (2)	Non-equity incentive plan compensation – Value earned during the year (3)

Renaud Adams CEO	$0	$0	$1,347,819

Bruno Lemelin COO	$41,936	$180,156	$577,796

Maarten Theunissen CFO	$57,339	$330,914	$505,571

Dorena Quinn Senior Vice President, People	$31,229	$114,742	$312,915

Tim Bradburn (4) Senior Vice President, General Counsel and Corporate Secretary	$36,134	$101,106	--

(1)

Represents the aggregate value that would have been realized if the in-the-money options had been exercised on the 2024 vesting dates, based on the difference between the closing price of the Common Shares on the TSX on the vesting date (or the preceding trading day if the vesting date is a non-trading day) and the exercise price. The February 23, 2019 and the February 22, 2021 grants were not in-the-money at vesting.

(2)

Calculated using the closing market price of a Common Share on the TSX on each vest date for awards vested in 2024. The respective vest date and values are February 22, 2024 ($3.47) and September 7, 2024 ($6.53).

(3)	Non-equity incentive plan compensation includes the amount of the CIP awards earned by NEOs.

(4)	Given the end of Tim Bradburn’s appointment as Officer with IAMGOLD in February 2025, he did not receive non-equity incentives for 2024.

Options Exercised in 2024

Mr. Bradburn(1) exercised the following options in 2024:

Grant Date	Number of Options	Exercise Price ($)	Gain ($)

February 26, 2018	16,800	$6.86	$20,832

Total			$20,832

(1)	Tim Bradburn served as Senior Vice President, General Counsel and Corporate Secretary from September 1, 2020 to February 2, 2025.

2025 Management Information Circular	IAMGOLD | 55

PENSION PLAN BENEFITS

Defined Contribution Plan

The Corporation has a defined contribution pension plan for non-unionized, salaried employees in Canada. Executives participate on an equal basis with salaried employees with respect to the terms, conditions, rights, and benefits under the plan. Notwithstanding any contribution made by an Executive, each Executive receives a contribution from the Corporation of at least 5% of base salary. In addition, for every contribution the Executive makes, the Corporation contributes an additional 50% of the Executive’s contribution, up to a maximum of 3%. The Corporation therefore contributes a total maximum of 8% of base salary subject to the income tax limit on deductible contributions. Contributions are deposited into investments designated by each individual Executive.

Named Executive Officers	Accumulated value at start of year	Compensatory (1)	Accumulated value at year end

Renaud Adams CEO	$30,320	$34,604	$68,999

Bruno Lemelin COO	$188,464	$29,258	$259,479

Maarten Theunissen CFO	$82,332	$18,566	$134,546

Dorena Quin Senior Vice President, People	$189,190	$19,494	$242,377

Tim Bradburn (2) Senior Vice President, General Counsel and Corporate Secretary	$393,335	$19,482	$572,997

(1)

The compensatory portion for all NEOs is based on payroll remittances from January 1 to Dec 31, 2024. Registered pension plan contributions under the Defined Contribution Plan are capped at the money purchase limit under the Income Tax Act (Canada). Total contributions are based on monthly remittances in 2024 that reflect contributions attributable to employment in December 2023 as well as 2024.

(2)	Tim Bradburn served as Senior Vice President, General Counsel and Corporate Secretary from September 1, 2020 to February 2, 2025.

2025 Management Information Circular	IAMGOLD | 56

TERMINATION & CHANGE OF CONTROL BENEFITS

Termination & Change of Control Benefits

The table below summarizes the termination provisions as of December 31, 2024, under the following scenarios.

	Termination Without Cause (1)	Termination Without Cause Following a COC (2)	Retirement

Severance Formula

Renaud Adams: 24 months

Maarten Theunissen: 18 months

Bruno Lemelin: 23 months

Dorena Quinn: 19 months

Tim Bradburn: 24 months

Salary + Bonus

(greater of average of

previous two years of

actual CIP award or

current target)

		24 months Salary + Bonus (greater of average of previous two years of actual CIP award or current target)	Not Applicable

CIP in Year	Prorated to termination date	Prorated to termination date	Prorated to retirement date

PSUs	Prorated vesting of Unvested (calculated from grant date to termination date)	Vest immediately	Unvested forfeited

RSUs	Prorated vesting of Unvested (calculated from grant date to termination date)	Vest immediately	Continued vesting per original schedule

Stock Options	Prorated vesting of Unvested (calculated from grant date to termination date) Mr. Adams: Vested units remain exercisable for 12 months Other NEOs: Vested units remain exercisable for 3 months	Vest immediately and exercisable until the end of their regular term	Unvested forfeited

Benefits	Continue through severance period subject to terms of benefit plan	24 months	12 months

Mitigation	Benefits will cease if the Executive becomes eligible for similar benefits through new employment	-	Unvested RSUs are forfeited upon securing new employment

(1)

Termination Without Cause: For the severance formula, each NEO other than the CEO is entitled to 18 months plus an additional month for every year once six years of service is reached up to a total maximum of 24 months.

(2)

A “change of control” occurs where 40% or more of the votes attached to the securities of the Corporation are acquired and such votes are exercised to elect a majority of directors of the Corporation who were not directors immediately prior to the acquisition of such securities. For greater clarity, the severance is not payable upon a mere change of control and is only payable if, within 12 months of the change of control, and NEO’s employment was terminated without cause, or the NEO was constructively dismissed.

2025 Management Information Circular	IAMGOLD | 57

All IAMGOLD’s NEOs are entitled to a severance payout upon termination without cause, or a termination without cause following a change of control. The table below shows the incremental value of the estimated payment to each NEO upon termination of his or her employment assuming the triggering event for termination occurred on December 31, 2024.

	Renaud Adams CEO	Bruno Lemelin COO	Maarten Theunissen CFO	Dorena Quinn Senior Vice President, People	Tim Bradburn (2) Senior Vice President, General Counsel and Corporate Secretary

Termination without Cause

Severance	$4,055,625	$2,071,104	$1,418,256	$1,074,251	$1,500,153

Equity (1)	$2,370,310	$2,222,484	$1,310,987	$1,184,529	$1,711,377

Benefits	$193,233	$138,591	$88,203	$66,684	$79,119

Total	$6,619,168	$4,432,179	$2,817,446	$2,325,464	$3,290,649

Termination without Cause following a Change of Control

Severance	$4,055,625	$2,161,152	$1,891,008	$1,356,949	$1,500,153

Equity (1)	$5,342,169	$3,928,890	$2,696,747	$2,252,529	$2,971,697

Benefits	$193,233	$144,616	$117,604	$84,232	$79,119

Total	$9,591,027	$6,234,658	$4,705,359	$3,693,710	$4,550,969

Retirement

Severance	$0	$0	$0	$0	$0

Equity	$0	$0	$0	$0	$0

Benefits	$11,930	$11,930	$11,930	$11,930	$11,930

Total	$11,930	$11,930	$11,930	$11,930	$11,930

(1)	For the purposes of the table above, target values have been reported for equity.

(2)	Tim Bradburn served as Senior Vice President, General Counsel and Corporate Secretary from September 1, 2020 to February 2, 2025.

2025 Management Information Circular	IAMGOLD | 58

DIRECTOR COMPENSATION

IAMGOLD’s directors’ compensation program is designed to appropriately compensate the Corporation’s directors while aligning director compensation with the advancement of stakeholder interests. The HRCC, as part of its mandate, and the Board consider director compensation, in both structure and amount, relative to that of the Corporation’s Peer Group which is consistent with those used to benchmark executive compensation. Consideration is given to providing an appropriate level of compensation considering their experience, the extent of the responsibilities, risks and time commitment associated with the role.

The Board recognizes that the compensation for directors must not compromise their independence and ability to make appropriate judgments, including overseeing the compensation paid to management. As such, it does not consist of equity-based compensation that is performance driven or otherwise risks aligning directors’ interests away from those of Shareholders and toward those of management.

Director compensation is comprised of two components: a quarterly cash retainer and a quarterly equity retainer, in the form of DSUs. The main purpose of the DSU plan is to strengthen the alignment of interests between the independent directors and the shareholders, as such the DSUs are vested at the time of grant but are settled upon departure from the Board. In addition, directors may elect whether they want to receive a larger portion of their annual cash retainer in DSUs.

No meeting or travel allowance fees for a Board or Board Committee meeting is paid to directors, directors do not receive options and the Corporation does not provide any loans to directors.

DIRECTORS’ COMPENSATION SUMMARY

2024 Director Compensation	Cash	Equity

Annual Retainer – Chair	$210,000	$150,000

Annual Retainer – Other Board Members	$110,000	$130,000

Additional Retainer – Lead Independent Director	$40,000	N/A

Additional Retainer – Chair of Audit and Finance Committee (“AFC”), Chair of the Human Resources and Compensation Committee (“HRCC”) and Sustainability Committee (“SC”)	$25,000	N/A

Additional Retainer – Chair of the Nominating and Corporate Governance Committee (“NCGC”) and Technical Committee (“TC”)	$15,000	N/A

In December 2024, the HRCC approved changes to director compensation effective January 1, 2025, based on consultation with the HRCC’s independent compensation consultant on market competitiveness. The HRCC increased the annual equity retainer for all other Board Members by $10,000. In addition, the annual additional cash retainer for all Committee Chairs was set at $25,000, with the exception of the Audit and Finance Committee Chair, which was set at $35,000. This difference reflects the additional responsibilities, complexities and time commitment involved in this role. There was no change to the Board Chair and Lead Independent Director annual retainers.

2025 Director Compensation	Cash	Equity

Annual Retainer – Chair	$210,000	$150,000

Annual Retainer – Other Board Members	$110,000	$140,000

Additional Retainer – Lead Independent Director	$40,000	N/A

Additional Retainer – Chair of Audit and Finance Committee (“AFC”)	$35,000	N/A

Additional Retainer – Chairs of the Human Resources and Compensation Committee (“HRCC”), Nominating and Corporate Governance Committee (“NCGC”), Sustainability Committee (“SC”) and Technical Committee (“TC”)	$25,000	N/A

2025 Management Information Circular	IAMGOLD | 59

DIRECTOR COMPENSATION TABLE

The following table sets out all compensation payable to directors for 2024.

Name	Fees Earned (1)	Deferred Share Units (Taken in Lieu of Fees) (1)	Share-based awards (2)	All other compensation	Total Compensation

Christiane Bergevin	$105,000	$23,359	$133,329	-	$261,688

Ann Masse	$135,000	-	$133,329	-	$268,329

Peter O’Hagan	$135,000	-	$133,329	-	$268,329

Kevin O’Kane	$22,500	$104,052	$133,329	-	$259,881

David Smith	$213,091	-	$153,840	-	$366,931

Murray Suey (3)	$118,310	-	$114,557	-	$232,867

Anne Marie Toutant	$82,500	$27,847	$133,329	-	$243,676

Audra Walsh	$100,000	$11,680	$133,329	-	$245,009

(1)	Directors may elect to receive all or a portion of their earned annual retainers as Deferred Share Units (DSUs), in lieu of cash.

(2)

The number of awarded units is calculated using the volume-weighted average closing price for the 30 trading-dates preceding the grant date. The grant value of the share-based awards was calculated by multiplying the number of units by the closing market Common Share price of the TSX on the date of grant.

(3)	Mr. Suey joined the Board on February 15, 2024.

INCENTIVE PLAN AWARDS

Outstanding Share-based Awards

The following table illustrates all share-based awards to directors, outstanding as of December 31, 2024.

Share-Based Awards

Name	Option-Based Awards	Number of Common Shares or units of Common Shares that have not vested (#)	Market or payout value of share- based awards that have not vested	Market or payout value of vested share-based awards that have vested and not paid out or distributed (1)

Christiane Bergevin	-	-	-	$494,370

Ann Masse	-	-	-	$822,991

Peter O’Hagan	-	-	-	$712,856

Kevin O’Kane	-	-	-	$959,436

David Smith	-	-	-	$761,634

Murray Suey (2)	-	-	-	$142,433

Anne Marie Toutant	-	-	-	$250,502

Audra Walsh	-	-	-	$348,668

(1)	The value of share-based awards was calculated using the Corporation’s closing share price on the TSX of $7.43 as of December 31, 2024, the last trading day of 2024.

(2)	Mr. Suey joined the Board on February 15, 2024.

2025 Management Information Circular	IAMGOLD | 60

Value Vested or Earned During the Year

The following table sets forth the value vested during 2024 in respect of share-based awards made to directors.

Name	Option-based awards – Value vested during the year	Share-based awards – Value vested during the year (1)	Non-equity incentive plan compensation – Value earned during the year

Current Directors

Christiane Bergevin	-	$156,688	-

Ann Masse	-	$133,329	-

L. Peter O’Hagan	-	$133,329	-

Kevin O’Kane	-	$237,381	-

David Smith	-	$153,840	-

Murray Suey (2)	-	$114,557	-

Anne Marie Toutant	-	$161,176	-

Audra Walsh	-	$145,008	-

(1)

The value of the share-based awards vested for all directors is calculated using the Corporation’s closing share price on the TSX on each vesting date of 2024 (March 28—$4.52, June 28—$5.14, September 30—$7.09, and December 31—$7.43). In addition, these share-based awards include DSUs received in lieu of cash.

(2)	Mr. Suey joined the Board on February 15, 2024.

DIRECTOR SHARE OWNERSHIP GUIDELINE

The Corporation has in place a Director Share Ownership Guidelines. We require each director to hold a minimum level of common shares or DSUs, to align their interests with those of shareholders.

The Corporation’s Director Share Ownership Guideline requires that each director hold a number of Common Shares and/or vested share units equal in value to four (4) times the cash retainer paid to directors (resulting in $840,000 for the Board Chair and $440,000 for all other directors), to be achieved within five (5) years of the date of appointment to the Board.

Two members have not met their requirements as of the date of this Circular, however, they are currently within the grace period to achieve the required ownership level. See also “Director’s Share Ownership” table for additional information.

Given the volatility of the equity markets and that fluctuations in the market value of the Corporation’s share price are not within the control of directors, the Board has prescribed that, once a director has met the share ownership requirement, there is no requirement for the director to purchase additional Common Shares should the value of the director’s holdings fall below the requirement. The higher of the purchase price or market value of Common Shares acquired is used to determine whether a director has achieved the share ownership requirement.

2025 Management Information Circular	IAMGOLD | 61

Directors’ Share Ownership as of December 31, 2024 (1)

Name	# of Common Shares and Vested Share Units (1)	Total Ownership (2)	Share Ownership Guidelines	% of Guideline Achieved (3)	Date to Meet Share Ownership Guidelines (3)

Christiane Bergevin	66,537	$494,370	$440,000	112%	February 22, 2028

Ann Masse	110,766	$822,991	$440,000	187%	October 1, 2027

Peter O’Hagan	113,443	$842,881	$440,000	192%	March 11, 2028

Kevin O’Kane	129,130	$959,436	$440,000	218%	September 21, 2027

David Smith	153,508	$1,140,564	$840,000	136%	September 21, 2028

Murray Suey	29,170	$216,733	$440,000	49%	February 15, 2029

Anne Marie Toutant	83,442	$619,974	$440,000	141%	November 9, 2028

Audra Walsh	46,927	$348,668	$440,000	79%	June 20, 2028

(1)

Information as to the number of Common Shares owned and/or over which control or direction is exercised, whether directly or indirectly, by the nominees for election as directors of the Corporation is, in each case, based upon information provided by the respective nominee on SEDI.

(2)	The value of share-based awards was calculated using the Corporation’s closing share price on the TSX of $7.43 as of December 31, 2024, the last trading day of 2024.

(3)	All directors are within the five-year compliance period to reach share ownership guidelines.

2025 Management Information Circular	IAMGOLD | 62

SHARE INCENTIVE PLAN

The Share Incentive Plan consists of the Share Purchase Plan, the Share Bonus Plan, the Share Unit Plan (formerly the Deferred Share Plan) and the Share Option Plan. The Share Incentive Plan was established for the benefit of full-time and part-time employees, directors and officers of the Corporation and designated affiliates as well as persons or companies (or an employee of such person or company) engaged to provide ongoing management, consulting services or other services to the Corporation or any designated affiliate. Each of the foregoing is an eligible participant under each of the four plans with the exception that non-employee directors of the Corporation are not eligible to participate in the Share Purchase Plan and Share Option Plan (the relevant participants referred to below as “Participants”).

Set out below is a summary of certain provisions of the Share Incentive Plan, which summary is qualified in its entirety by the provisions of the Share Incentive Plan. A copy of the Share Incentive Plan is available to any shareholder, without charge, upon request to the Secretary of the Corporation.

Capitalized terms used in this summary of the Share Incentive Plan have the meanings ascribed to them in the Share Incentive Plan. The information set out below, is presented as at December 31, 2024.

SHARE INCENTIVE PLAN MAXIMUM

The following table sets out the maximum number of Common Shares reserved for issuance under each of the four plans comprising the Share Incentive Plan, the number of Common Shares issuable under outstanding awards, and the number of remaining Common Shares available to be issued pursuant to future awards under each plan, together with, in each case, the percentage of the issued and outstanding Common Shares as at December 31, 2024 that this figure represents.

Share Incentive Plan	Common Shares Reserved for Issuance	Outstanding Common Shares Awarded	Remaining Common Shares Available for Grant

Share Purchase Plan, Share Bonus Plan, and Share Unit Plan (1)	19,822,434 (3.5%)	6,758,139 (1.2%)	13,064,295 (2.3%)

Share Option Plan (1)	7,694,565 (1.3%)	3,125,071 (0.5%)	4,569,494 (0.8%)

Total	27,516,999 (4.8%)	9,883,210 (1.7%)	17,633,789 (3.1%)

(1)

In 2014, the Share Incentive Plan was amended to establish two separate pools which respectively establish a maximum number of Common Shares which are available for issue from treasury (i) among the Share Unit Plan (formerly the Deferred Share Plan), the Share Purchase Plan and the Share Bonus Plan (awards under these plans are also known as “full value awards”), and (ii) under the Share Option Plan (awards under this Plans are also known as “option awards”). Accordingly, the information in the above table is divided between these two separate pools rather than by individual plan.

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The table below provides information as of December 31, 2024, regarding compensation plans under which equity securities of the Corporation are authorized for issuance. Each of the equity compensation plans listed in the table below are described in the following sections: “Statement of Executive Compensation – Share Incentive Plan – Share Purchase Plan; Share Unit Plan; Share Option Plan”.

Equity Compensation Plans Approved by Security Holders (1)	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights (CA$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in first column)	Weighted Average Remaining Term

Share Option Plan	3,125,071	$4.13	4,569,494	4.11

Share Unit Plan (formerly the Deferred Share Plan)	6,758,139	$0	13,064,295	N/A

Share Purchase Plan	N/A	$0	86,307	N/A

(1)	All of the Corporation’s equity compensation plans have been approved by the Corporation.

ANNUAL BURN RATE

The annual burn rate of the Share Incentive Plan, calculated in accordance with the TSX Company Manual, for each of the three most recently completed financial years of the Corporation is set out in the table below. In accordance with the rules of the TSX, the annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the arrangement during the applicable financial year by the weighted average number of securities outstanding for the applicable financial year (calculated in accordance with the CPA Canada Handbook).

	2024 Burn Rate	2023 Burn Rate	2022 Burn Rate

Share Unit Plan (formerly the Deferred Share Plan)	0.50%	0.71%	0.52%

Share Option Plan	0.15%	0.20%	0.16%

Share Bonus Plan (1)	–	–	–

Share Purchase Plan (1)	–	–	–

(1)	There have been no issuances during the past three fiscal years for these plans.

INSIDER LIMITATIONS

The Share Incentive Plan provides that in no event shall any security-based compensation arrangement (within the meaning of the rules of the TSX), together with all other previously established and proposed security-based compensation arrangements of the Corporation, result in:

1.	the number of Common Shares issuable from treasury at any time pursuant to options granted to insiders exceeding 10% of the issued and outstanding Common Shares; and

2.	the issue from treasury to insiders, within any one-year period, of a number of Common Shares which exceed 10% of the issued and outstanding Common Shares.

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In addition, the number of Common Shares reserved for issue to non-executive directors under the Share Incentive Plan shall not exceed (x) for all non-executive directors, in the aggregate, a maximum of 1% of the number of outstanding Common Shares, and (y) on an individual non-executive director basis, awards of Common Shares per non-executive director in any one calendar year having a maximum aggregate value of $150,000 at the time of the awards, excluding any Common Shares issued in lieu of cash payments owed by the Corporation to the respective non-executive director in such calendar year.

SHARE PURCHASE PLAN

Subject to the requirements of the Share Purchase Plan, the HRCC has the authority to select those Participants (which excludes non-executive directors) who may participate in the Share Purchase Plan. Under the Share Purchase Plan, the Corporation may choose to issue Common Shares from treasury or to deliver Common Shares purchased through the facilities of the TSX to satisfy the obligation of the Corporation to deliver Common Shares to Participants pursuant to the Share Purchase Plan. At such times or times as are determined by the Corporation, but in any event no later than December 31 in the applicable calendar year, the Corporation will credit each Participant with the applicable contribution of the Corporation.

In order to satisfy the obligations of the Corporation under the Share Purchase Plan, the Corporation may either (i) issue from treasury for the account of each participant Common Shares equal in value to the aggregate amount contributed to the Share Purchase Plan by such Participant and the Corporation and held in trust as of such date at the applicable price determined in accordance with the provisions of the Share Purchase Plan (being the weighted average price of the Common Shares on the TSX for the period in respect of which Common Shares are being issued from treasury under the Share Purchase Plan, being the period of time during which the aggregate contribution of the Participant being used to purchase such Common Shares has been accumulated and which, therefore, could result in issuances at less than the market price of the Common Shares as determined in accordance with the TSX Company Manual) or (ii) deliver to the account of each Participant in the Share Purchase Plan, Common Shares equal in number to the number of Common Shares purchased through the facilities of the TSX with the aggregate amount contributed to the Share Purchase Plan by the Participant and the Corporation as of such date. The Corporation will only issue whole Common Shares.

The minimum contribution of a Participant in the Share Purchase Plan is one per cent, and the maximum contribution is ten percent, of such Participant’s basic annual remuneration. The matching contribution of the Corporation is 75% of the Participant’s contribution until the Participant’s contribution reaches 5% of such Participant’s basic annual remuneration. As a result, the Corporation’s maximum contribution will be 3.75% of a Participant’s basic annual remuneration.

Under the Share Purchase Plan, unless otherwise determined by the HRCC, if a Participant ceases to be employed by, or provide services to, the Corporation and all designated affiliates for any reason (including disability or death) or receives notice from the Corporation of the termination of his or her contract of service or employment, (i) the Participant shall automatically cease to be entitled to participate in the Share Purchase Plan, (ii) any portion of the contribution of the Participant then held in trust for the Participant shall be paid to the Participant or the estate of the Participant, (iii) any portion of the contribution of the Corporation then held in trust for the Participant shall be paid to the Participant or the estate of the Participant, except in the case of a resignation (not as a result of retirement) or termination for cause and, in such cases, unless prohibited by law, any portion of the contribution of the Corporation then held in trust for the Participant shall be returned and paid to the Corporation, and (iv) any Common Shares then held in safekeeping for the Participant shall be delivered to the Participant or the estate of the Participant.

Common Shares issued for or delivered to the account of a Participant in the Share Purchase Plan will be held in safekeeping and delivered, subject as otherwise provided in the Share Purchase Plan, to the Participant at such time or times as are determined by the Corporation upon the request of the Participant. If there is a take-over bid (within the meaning of the Securities Act) made for the Common Shares, then the HRCC may make any Common

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Shares held in safekeeping under the Share Purchase Plan for a Participant immediately deliverable in order to permit such Common Shares to be tendered to such bid. In addition, the HRCC may permit the contribution of the Corporation to be made and Common Shares to be delivered for the then aggregate contribution of the Participant and the Corporation prior to the expiry of any such take-over bid in order to permit such Common Shares to be tendered to such bid.

SHARE BONUS PLAN

The Share Bonus Plan permits Common Shares to be issued as a discretionary bonus to eligible Participants by the HRCC in its sole and absolute discretion and for no cash consideration.

SHARE UNIT PLAN

The Share Unit Plan (formerly the Deferred Share Plan) permits the HRCC to grant awards of share units to Participants. Under the Share Unit Plan, share units awarded to a Participant may either be (i) issued from treasury, or (ii) purchased through the facilities of the TSX, and delivered to such Participant. The provisions and restrictions (including any vesting provisions) attached to awards of share units granted under the Share Unit Plan will be determined by the HRCC at the time of grant of the award of share units.

If there is a take-over bid (within the meaning of the Securities Act) made for outstanding Common Shares, the HRCC may accelerate any awards granted under the Share Unit Plan and issue or deliver any Common Shares issuable or deliverable under the Share Unit Plan for the sole purpose of permitting such Common Shares to be tendered to such bid.

Subject to any employment agreement or notice or agreement with respect to an award granted under the Share Unit Plan, if a Participant ceases to be employed by or provide services to the Corporation and all designated affiliates or resigns as a director or officer of the Corporation and its designated affiliates for any reason other than retirement, disability or death, the Participant shall automatically cease to be entitled to participate in the Share Unit Plan and any entitlement to receive share units thereafter under the Share Unit Plan shall terminate.

If a Participant dies, any share units to which such Participant was entitled in respect of an award granted under the Share Unit Plan as of the date of death will be delivered as soon as practicable thereafter and, subject to any employment agreement or notice or agreement with respect to an award granted under the Share Unit Plan, such Participant shall cease to be entitled to participate in the Share Unit Plan and any entitlement to receive any share units under the Share Unit Plan will terminate with effect as of the date of death of such Participant.

SHARE OPTION PLAN

The Share Option Plan provides for the grant of non-transferable options for the purchase of Common Shares to Participants (which excludes non-executive directors). Subject to the terms of the Share Option Plan, the HRCC has the authority to select Participants to whom options will be granted, the number of Common Shares subject to options granted and the exercise price of Common Shares under option.

Subject to the provisions of the Share Option Plan, no option may be exercised unless the optionee at the time of exercise is:

1.

In the case of an eligible employee, an officer of the Corporation or a designated affiliate or in the employment of the Corporation or a designated affiliate and has been continuously an officer or so employed since the date of grant of the option, provided, however, that a pre-approved leave of absence will not be considered an interruption of employment for the purposes of the Share Option Plan; and

2.

In the case of any other Participant, engaged, directly or indirectly, in providing ongoing management or consulting services for the Corporation or Designated Affiliate and has been so engaged since the option’s date of grant.

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The exercise price for purchasing Common Shares is determined by the HRCC and cannot be less than the closing price of the Common Shares on the TSX on the last trading day immediately preceding the date of grant of the option. Each option, unless sooner terminated pursuant to the provisions of the Share Option Plan, will expire on a date determined by the HRCC at the time of grant, which date cannot exceed seven years from the date the option was granted.

The vesting provisions of options granted pursuant to the Share Option Plan are determined by the HRCC and provide for the vesting of options in accordance with any applicable terms of any employment agreements or in any notice or option agreement entered into between the Corporation and the holder of the option. The aggregate number of Common Shares at any time available for issue to any one person upon the exercise of options cannot exceed five per cent of the number of Common Shares then outstanding.

If a Participant: (i) ceases to be a director of the Corporation or a designated affiliate (and is not or does not continue to be an employee thereof) for any reason (other than death or retirement), or (ii) ceases to be employed by, or provide services to, the Corporation or a designated affiliate, or any corporation engaged to provide services to the Corporation or the designated affiliates, for any reason (other than death or retirement) or receives notice from the Corporation or a designated affiliate of the termination of his or her employment contract, except as otherwise provided in any employment contract or the terms of the option, such Participant will have 60 days from the date of such termination or cessation, as the case may be, to exercise his or her options to the extent that such Participant was entitled to exercise such options at the date of such termination or cessation. Notwithstanding the foregoing or any employment contract, in no event will such right extend beyond the term of the option. If a Participant shall die, any option held by such Participant at the date of such death shall become immediately exercisable, and shall be exercisable in whole or in part only by the person or persons to whom the rights of the optionee under the option shall pass by the will of the optionee or the laws of descent and distribution for a period of nine months (or such other period of time as is otherwise provided in an employment contract or the terms and conditions of any Option) after the date of death of the optionee or prior to the expiration of the option period in respect of the option, whichever is sooner, and then only to the extent that such optionee was entitled to exercise the option at the date of the death of such optionee.

If a take-over bid (within the meaning of the Securities Act) is made for the Common Shares, then the HRCC may permit all outstanding options to become immediately exercisable in order to permit Common Shares issuable under such options to be tendered to such bid.

BLACKOUT PERIODS

The nature of the business of the Corporation gives rise to a number of periods each year during which directors, officers and employees are precluded from trading in securities of the Corporation in accordance with the trading policy and guidelines of the Corporation. These periods are referred to as “blackout periods”. Pursuant to the terms of the Share Incentive Plan, there is an automatic extension of an option term that would otherwise have expired during, or within ten business days of, a Corporation imposed blackout period. In such circumstances, the end of the term of such option will be the tenth business day after the end of the blackout period.

ASSIGNABILITY

No rights under the Share Incentive Plan and no option awarded pursuant to the provisions of the Share Incentive Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

AMENDING PROVISIONS

The Board may, without Shareholder approval, make the following amendments to the Share Incentive Plan:

•	Any amendment of a “housekeeping” nature,

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•

Any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Corporation is subject, including the TSX, or to otherwise comply with any applicable law or regulation,

•	Any amendment to the vesting provisions of the Share Purchase Plan, the Share Option Plan or the Share Unit Plan,

•

Other than changes to the expiration date and the exercise price of an option prohibited by the terms of the Share Incentive Plan, any amendment, with the consent of the optionee, to the terms of any option previously granted to such optionee under the Share Option Plan,

•

Any amendment to the provisions concerning the effect of the termination of a Participant’s employment or services on such Participant’s status under the Share Purchase Plan, the Share Bonus Plan or the Share Unit Plan,

•	Any amendment to the provisions concerning the effect of the termination of an optionee’s position, employment or services on such optionee’s status under the Share Option Plan,

•	Any amendment to the categories of persons who are Participants,

•	Any amendment to the contribution mechanics of the Share Purchase Plan, and

•	Any amendment respecting the administration or implementation of the Share Incentive Plan.

In all other circumstances, Shareholder approval is required to amend the Share Incentive Plan. Amendments requiring Shareholder approval include:

•

Any change to the number of Common Shares issuable from treasury under the Share Incentive Plan, including an increase to the fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage, other than an adjustment pursuant to section 8.08, of the Share Incentive Plan,

•

Any amendment which would change the number of days set out in section 4.12 of the Share Incentive Plan with respect to the extension of the expiration date of options expiring during or immediately following a blackout period,

•	Any amendment which reduces the exercise price of any option, other than an adjustment pursuant to section 8.08 of the Share Incentive Plan,

•	Any amendment which extends the expiry date of an option other than as then permitted under the Share Incentive Plan,

•	Any amendment which cancels any option and replaces such option with an option which has a lower exercise price, other than an adjustment pursuant to section 8.08 of the Share Incentive Plan,

•

Any amendment which cancels any option, the exercise price of which is greater than the trading price of the Common Shares on the stock exchange at the time of cancellation, and replaces such option with a cash award or other entitlement,

•	Any amendment which would permit options to be transferred or assigned by any Participant other than as allowed by subsection 8.04 of the Share Incentive Plan,

•	Any amendment to increase the limits on awards issued to non-employee directors (as described in greater detail above under “Insider Limitations”), and

•	Any amendment to the amending provisions of the Share Incentive Plan.

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board is committed to maintaining a high standard of corporate governance and believes that doing so is an important component of the successful operation of the business, the preservation of IAMGOLD’s reputation, and the creation and protection of stakeholder value, all of which are in the long-term best interests of the Corporation.

The NCGC oversees, among other things, IAMGOLD’s continued compliance with the corporate governance requirements of applicable regulatory authorities and monitors evolving corporate governance practices, including those suggested by shareholder advocates and institutional proxy advisors. In addition to regulatory requirements, the Corporation considers and adopts other corporate governance practices which are appropriate for the business of the Corporation and consistent with best practices.

IAMGOLD is listed on the TSX and the NYSE and complies with the corporate governance and other requirements of such stock exchanges and all other applicable Canadian and United States securities regulatory authorities. The Corporation is a “foreign private issuer” for purposes of the securities regulatory requirements of the United States.

KEY GOVERNANCE ATTRIBUTES

As discussed further in this Statement of Corporate Governance Practices and elsewhere in this Circular, the Corporation has the following effective governance structures and attributes:

Board independence: All members of the Board are independent, other than Mr. Adams, who serves as President and CEO of the Corporation. All standing committees of the Board are comprised 100% of independent directors.

Board Membership: The Board values the experience directors bring from other boards on which they serve, but recognizes that those boards may also present demands on a director’s time and availability, and may also present conflicts issues. Further to the Board’s mandate directors should advise the chair of the NCGC before accepting any new membership on other boards of directors or any other affiliation with other businesses or governmental bodies which involve a significant commitment by the director. There are no directors sitting on three or more public company boards that would affect the directors commitment, time and availability to the Corporation.

Advance notice: The Corporation has an advance notice by-law that requires adequate notice be given by any Shareholder seeking to nominate directors for election to the Board and adequate disclosure of information with respect to any such director nominees, as would be provided in a management information circular so that all Shareholders can make an informed vote with respect to any director nominee.

Share ownership requirements: The Corporation requires directors and executives to own Common Shares to reinforce their commitment and to align with shareholders’ interests and set minimum requirements for members of the Corporation’s executive leadership team.

Diversity policy: The Corporation has adopted a formal diversity policy for the Board and management that includes a commitment to a minimum target of the greater of (x) two (2) female directors or (y) a Board comprised of 30% female directors. Following the Meeting, the Board is expected to include four (4) women, or 44% of all directors. As of the date hereof, 40% of executives are female.

Committee mandates and position descriptions: The Board has adopted formal mandates for each of its committees, as well as position descriptions for each of the Board Chair, committee chairs, and the CEO role.

Board and management succession: The Board closely monitors the Corporation’s succession planning, including the selection, appointment, evaluation and, if necessary, replacement of directors, the CEO, and senior

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executives. The succession planning process involves the maintenance of a deep pool of talent within the Corporation to ensure continued effective management, including at the CEO level. The NCGC and HRCC discuss, on a quarterly basis, the ongoing development of the talent pool and talent pipeline and makes recommendations to the Board, as necessary.

Board renewal: The Board has adopted a renewal policy which recommends the average tenure of the Board not exceed ten (10) years, the tenure of the Board Chair or the chairs of any committee not exceed ten (10) consecutive years.

Formal assessments: On an annual basis, the Board, through the NCGC, conducts a formal assessment of its effectiveness as a whole and of its committees, as well as the contribution of individual directors through self-assessment questionnaires and interviews with the Chair of the NCGC. The Board also assesses the performance of the CEO and, with the advice of the CEO, other members of the ELT.

Code of conduct: To make clear its commitment to conduct business in accordance with all applicable laws, rules and regulations, and high ethical standards, the Corporation’s Code of Business Conduct and Ethics applies to members of the Board, employees, contractors and representatives in every business where IAMGOLD operates globally.

Compensation clawback: The Corporation maintains a policy to “clawback” compensation where the results for which it was granted are subsequently found not to be confirmed, such as in cases of material earnings restatements or fraud. For further information on the Corporation’s claw back policy refer to the section titled Clawback Policy in the Statement of Executive Compensation of this Circular.

Compensation policies: Executive employment agreements use market-based compensation structures – executives do not receive multi-year guarantees of salary increases, bonuses or equity-related compensation, irrespective of performance.

Related party transactions: The Audit and Finance Committee is responsible for identifying, reviewing and evaluating all related party transactions. The Corporation did not enter into any related party transactions in 2024.

Shareholder engagement: The Board values open dialogue and an exchange of ideas with shareholders and has adopted a Shareholder Engagement Policy in order to outline how the Board, management and shareholders can communicate and engage on matters of importance.

No dual class shares: The Corporation does not have a dual class share structure or any non-voting shares. The only issued and outstanding equity securities of the Corporation are the Common Shares, which carry one vote per share and rank equal in all other privileges.

No interlocks: No interlocks between either directors or directors and executives on other boards of directors.

Chair vote: The Board Chair does not have an additional, tie-breaking vote in the event that directors’ votes are evenly split on a particular matter.

No hedging: The Corporation has established a policy that prohibits executive officers and directors from hedging against any decrease in the value of the Common Shares, to ensure continued alignment of the interests of management and the Board with the interests of Shareholders.

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NOMINATION OF DIRECTORS

The Board delegates responsibility to the NCGC for developing a process for identifying director nominees who will best serve the needs of the Corporation and making recommendations to the Board with respect thereto. The NCGC is comprised entirely of independent directors. In making recommendations regarding nominees, the NCGC considers among other things:

•	the mix of skills, competencies and experience required in light of IAMGOLD’s strategy, principal risks, and operational, organizational and financial requirements;

•	the independence of each director and the Board as a whole;

•	the performance of incumbent directors;

•	the diversity of the Board;

•	other mining and public company directorships;

•	the time commitment required of a director; and

•	an appropriate board size to facilitate effective decision-making.

NCGC Process for Identifying and Evaluating Director Candidates

Assessment	NCGC assesses potential candidates who are highly qualified based on their business and functional expertise, knowledge and skills, promoting diversity and characteristics of Board members in context of business strategy

Analysis	NCGC conducts analysis to determine current and future gaps and needs in Board composition and those of the Corporation

Development	Candidate list is developed with recommendations by directors, management and/or Shareholders, as well as through the engagement of experienced executive search firms.

Interviews	NCGC screens potential candidates, conducts interviews and screens for independence and potential conflicts.

Recommendation	Successful nominees recommended to the Board by the NCGC.

Selection	Board evaluates and selects nominees to the Board.

The NCGC is authorized to engage professional search firms at the Corporation’s expense to assist with the identification, evaluation and due diligence on potential nominees for Board vacancies. The NCGC mandates search firms to focus on diversity in their process of identifying and evaluating potential nominees. In 2024, the Corporation conducted a competitive tender process in order to retain a professional third-party search firm to assist with identifying potential nominees to the Board and performing appropriate due diligence on such candidates. This robust process led to the appointment of Mr. Murray Suey on February 15, 2024.

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BOARD SKILLS

In recommending suitable nominees for election to the Board, the NCGC, generally, seeks candidates that have previous senior officer experience, including, without limitation as chief executive officers, chief financial officers, chief operating officers, or other members of the C-suite, in mining or other industry sectors. In addition to senior executive, leadership experience in mining or other industries, in making its recommendation of director nominee, the NCGC considered competencies, skills and experience in the following specific areas (the following comprise the Board skills matrix):

Skill	Description

Executive leadership / strategic planning	Experience driving strategic direction and leading growth of an organization.

Accounting and audit	Experience as a professional accountant, as a public company Audit Chair, CFO or CEO in corporate financial accounting and reporting; comfort working with basic financial reports; understanding of the key financial levels of the business.

Corporate governance / board	Knowledge of corporate governance best practices and expertise regarding issues facing directors of publicly listed companies.

Corporate finance / mergers and acquisitions	Experience in the field of finance, investment and/or in mergers and acquisitions.

Corporate social responsibility and sustainability	Experience and understanding of corporate responsibility practices and the constituents involved in sustainable development practices.

Human resources management and compensation	Experience in the oversight of significant, sustained succession planning and talent development and retention programs, including executive compensation, diversity, equity, and inclusion.

Health, Safety, Environment and Climate Change	Experience in management and implementation of health, safety and environmental standards and procedures which includes effective management of systems to minimize health, safety environmental and climate risks in compliance with all regulatory requirements.

Government affairs	Experience in and understanding of government affairs and relevant public policy considerations in Canada and internationally.

International business	Experience working in a major organization that has business in one or more international jurisdictions, with exposure, oversight and/or accountability for international activities.

Information technology / cyber security	Experience in overseeing risks associated with information technology such as cyber security.

Legal / compliance / regulatory	Experience in legal practice and/or compliance monitoring and oversight.

Communications / investor relations	Experience dealing with investors and key stakeholders.

Risk oversight	Knowledge of and experience in identifying, assessing, and managing risks applicable to the mining industry, natural resources or other relevant industry.

Mine engineering / project development / mine operations	Experience in and understanding of engineering design and development of mine projects, and the operation of large-scale mining projects.

Mineral exploration	Experience in and understanding of mineral exploration activities.

Senior Officer Experience	CEO or other Senior Officer experience of a publicly listed company or major organization.

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The Board skills matrix is reviewed and assessed on at least an annual basis, in light of the then current strategy and other plans of the Corporation. The Board, collectively, possesses the skills required to effectively oversee the execution of the current strategy of the Corporation.

Skills	Directors
	Renaud Adams	Christiane Bergevin	L. Peter O’Hagan	Kevin P. O’Kane	Ann K. Masse	David S. Smith	Murray P. Suey	Anne Marie Toutant	Audra Walsh

Executive leadership / strategic planning

Accounting and audit

Corporate governance / board

Corporate finance / mergers and acquisitions

Corporate social responsibility and sustainability

Human Resources management and compensation

Health, safety, environment and climate

Government affairs

International affairs

Information technology / cyber security

Legal / compliance / regulatory

Communications / investor relations

Risk oversight

Mine engineering / project development / mine operations

Mineral exploration

Senior officer experience

Scale:  Some    Moderate    Extensive

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DIVERSITY, INCLUSION AND TENURE

Board of Directors

IAMGOLD seeks to maintain a Board comprised of talented and dedicated directors with a diverse mix of experience, skills and backgrounds collectively reflecting the strategic needs of the business and the nature of the environment in which IAMGOLD operates. When assessing the composition of the Board, the principal focus is on ensuring that members collectively possess the experiences, skills and backgrounds needed to effectively oversee and reflect the diverse nature of the business environment of IAMGOLD, as well as varied personal experience and characteristics. The Board’s membership has been substantially refreshed in recent years, with all directors nominated for election at the Meeting having joined the Board in the time since September 2021, and currently includes a diversity of skills and experience in the areas referenced above in the Board skills matrix.

Consistent with its view on diversity and with respect to the representation of women on the Board, the Corporation has adopted the Diversity Policy, pursuant to which it has set a minimum target of the greater of: (i) two (2) female directors; and (ii) a Board comprised of 30% female directors. Following the meeting, the Board is expected to include four (4) female directors, or 44% of all directors, and eight (8) of nine (9) directors will be independent, or 88% of all directors.

Expected Board composition following the Meeting:

A Board comprised of nine (9) directors	Four (4) female directors (44%)	Eight (8) independent directors (88%)	Two (2) female directors serving in a position of Board leadership– the chair of the Nominating and Corporate Governance Committee and the chair of the Sustainability Committee

The Diversity Policy also sets out that the Board, when identifying candidates for nomination for election to the Board or appointment as management:

a.)	considers candidates who are highly qualified based on their business and functional expertise, knowledge and skills, promoting diversity and the needs of the Board and the Corporation;

b.)	considers the diversity criteria of a candidate, including, but not limited to, gender, age, race, ethnicity, disability and geographical background; and

c.)

in addition to its own searches, when appropriate from time to time, engages independent qualified external advisors to conduct a search for candidates meeting the Board and Corporation’s qualifications, including but not limited to, business and functional expertise, skills, experience and criteria that promotes diversity.

Further to the Corporation’s Diversity Policy, the Board believes that director nominations and executive appointments should be made, and should be perceived as being made, on the objective merits of the candidates, which would include diversity among the factors taken into consideration, and having fixed targets could impede the application of this principle. The NCGC considers, among other types of diversity, the level of representation of women, Aboriginal peoples, persons with disabilities, and members of visible minorities (collectively, the “Designated Groups”) on the Board when determining director nominees. Where Board renewal or expansion of the Board is being considered, the NCGC emphasizes the identification of qualified candidates that will enhance the Board’s effectiveness through diversity, and prioritizes their selection within the context of the knowledge, skills and experiences the Board requires. The Corporation’s Diversity Policy will enable the evolution of a diverse Board, executive management, and corporate organization generally, as a more sustainable approach to improving diversity.

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The Corporation requests disclosure from its directors and executive management on diversity characteristics beyond gender, including visible minorities, Aboriginal status, persons with disabilities and ethnicity. As part of its commitment to diversity at the board and executive management levels, and through the Corporation, it provides disclosure of the number and percentage of its board who are members of the Designated Groups. Based on the responses received in 2024, the current Board of IAMGOLD is comprised of five (5) persons identifying as belonging to the Designated Groups serving on the Board, being four (4) female directors and one visible minority member. Following the meeting, it is expected that five of the nine board members (56%) will identify as belonging to the Designated Groups (four female directors (44%), and one director who is a visible minority (11%)).

Each director and director nominee presented for election at the Meeting is highly qualified to serve as a director of the Corporation. Each has demonstrated their merit through the knowledge, skills, and experience they bring to the Board and their ongoing performance in service to the Corporation.

Executive Management

The Board recognizes the value of diverse perspectives within executive management, which has direct responsibility for the day-to-day management of the Corporation. For purposes of this section, Executive Management is defined as the President and Chief Executive Officer and the executive leadership team reporting to them.

On at least an annual basis, the CEO, with the support of the SVP, People, assesses the diversity of the Corporation’s workforce and leadership structure. While merit, qualifications and performance are fundamental considerations in recruitment and appointments, the Board considers, among other types of diversity, the level of representation of Designated Groups and overall diversity within the Corporation when determining or approving executive management and other leadership appointments.

At the end of 2024, one (1) of the six (6) executive management positions or 16.67% were held by a woman, including its major subsidiaries. Following organizational changes in early 2025, women now comprise two (2) of the five (5) or 40% of executive management positions, highlighting the Corporation’s continued progress and commitment to diversity and inclusion at the leadership level.

IAMGOLD’s Inclusive Culture

IAMGOLD is committed to cultivating a workplace culture that values inclusion, empowers employees, and supports their professional and personal growth. An inclusive environment enhances collaboration, drives innovation, and contributes to strong business outcomes.

To reinforce this commitment, IAMGOLD’s EDI Steering Committee – comprising executives, senior leaders, and functional specialists – ensures that diversity and inclusion efforts align with the Corporation’s business strategy, and guides actions that embed equitable and inclusive practices across the organization. Guided by the principle of conducting ourselves with respect and embracing diversity, IAMGOLD continues to support employees and engage with partners in the communities where it operates.

A key priority for IAMGOLD is attracting and retaining diverse talent by enhancing training and education, improving working conditions, and expanding opportunities for professional growth. The Corporation is committed to fostering a culture of belonging where every employee can thrive and contribute to its success.

Annual objectives supporting these efforts are integrated in the ESG metric in the Corporation’s Scorecard, with progress tracked through EDI metrics in a Talent Dashboard. This data-driven approach ensures continual improvement and informed decision-making.

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2024 Initiatives

In 2024, IAMGOLD invested in several initiatives aimed at attracting, developing, and retaining top talent while embedding inclusive practices into human capital and business strategies. These efforts at the Corporate and site levels included:

•	Inclusion in Leadership Goals: an EDI objective was formally incorporated into the CEO’s annual performance goals as a means of maintaining accountability and focus on inclusion imperatives.

•	Inclusion Framework: crafted a guiding framework including strategic objectives and pillars for EDI activities.

•

Inclusive Behavioural Interview Skills Training: continued training on inclusive behavioural interview techniques to equip hiring managers with tools for eliminating bias and integrating EDI principles into the hiring process.

•	Respect & Civility in the Workplace Training: delivered training on workplace civility, psychological and sexual harassment, and violence prevention.

•	Unconscious Bias and Inclusive Workplace Training: conducted workshops to deepen awareness of unconscious bias and its impact on fostering a more inclusive workplace.

•

Leadership Development: expanded leadership development programing including formalized Individual Development Plans (IDPs), coaching, and expanded access to the Corporation’s e-learning platform, offering curated learning journeys focused on inclusive leadership skills.

•

TSM EDI Protocol Self-Assessment: as part of its commitment to a high-performing, inclusive culture, IAMGOLD continued to integrate inclusion into its broader ESG framework. In 2024, this included conducting self-assessments against the Towards Sustainable Mining Equitable, Diverse and Inclusive Workplaces Protocol.

Key Achievements

•	Gender Diversity in Student Recruitment: women represented 45% of global student hires in 2024.

•

Industry Engagement: IAMGOLD maintained key relationships with leading industry organizations to support workforce development, industry advancement, and the promotion of inclusive and sustainable mining practices. Notable affiliations included Women in Mining Toronto, International Women in Mining, Skills Ontario, Jill of All Trades, the Artemisa Mining Challenge, and the Mining Industry Human Resources Council, where IAMGOLD maintains representation on the Inclusion & Diversity Sub-Committee.

•

Employer Recognition: for the third consecutive year, IAMGOLD was recognized as a Greater Toronto Top 100 Employer for its commitment to inclusion, employee engagement, and workplace culture. The Corporation was also honored for the third consecutive year by the Canadian HR Awards for excellence in the category of Financial, Physical, and Mental Wellness.

•

By fostering a culture where employees feel valued and supported, IAMGOLD strengthens its ability to attract and retain top talent, enhance operational excellence, and drive long-term sustainable growth.

IAMGOLD Indigenous Relations

As a Canadian business committed to responding to the Truth and Reconciliation Commission of Canada’s Calls to Action, the Corporation continues to take meaningful action towards reconciliation by respecting and upholding

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Indigenous rights, founded upon relationships that foster trust, transparency and mutual respect. The Corporation is committed to engaging in a manner that respects the principle of self-determination of Indigenous peoples, achieves their rights to free, prior and informed consent and respects their cultural heritage and traditions. These principles are enshrined in the United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP) and form the foundation of IAMGOLD’s Indigenous Engagement Policy. During the year, IAMGOLD adopted a Traditional Land Acknowledgment Framework intended to help employees prepare and deliver intentional land acknowledgement statements.

IAMGOLD is privileged to continue a partnership with Indspire — an Indigenous-led registered charity that invests in the education of First Nations, Inuit, and Métis people for the long-term benefit of these individuals, their families and communities, and Canada. The IAMGOLD Côté Gold Indspire bursary supports post-secondary students from Mattagami First Nation, Flying Post First Nation and Abitibi Inland Historic Métis Community (Métis Nation of Ontario Region 3). A total of 24 bursaries will be awarded over three years through the program, and each student will receive $5,000 to help them continue their studies.

The Westwood and Côté Gold mines have developed mutually beneficial relationships with Indigenous communities, including the Abitibiwinni community of Pikogan in Québec, and in Ontario with Mattagami First Nation, Flying Post First Nation and the Abitibi Inland Historic Métis Community of the Métis Nation of Ontario.

IAMGOLD has two Impact Benefit Agreements (IBA) for the Côté Gold mine – one with First Nation Partners Mattagami and Flying Post and the other with the Abitibi Inland Historic Metis Community. Implementation of IBA provisions and activities occur throughout the year by various IBA committees and sub-committees. Côté Gold works closely with Indigenous partners to maximize business and contracting opportunities, employment, and enhanced participation of Indigenous partners in implementing environmental management systems.

In addition to participating in a wide range of community events, meetings and discussions with Indigenous partners in 2024, notable collaborations included ongoing socio-economic monitoring and management; the Mattagami Lake Fisheries Monitoring Study – a multi-year monitoring and management framework to understand and potentially improve the effectiveness of the community’s walleye hatchery; and commemoration of National Indigenous Peoples Day and The National Day for Truth and Reconciliation, where traditional meals were served at the Côté Gold camp. In June 2024, a First Nation-led ceremony was held at site to officially commemorate as ‘Oshki Lake’, the new lake that was created within the Côté Gold site as a measure to compensate for the loss of fish habitat during construction of the mine. Oshki, meaning ‘new’ or ‘young’ in Ojibwe is the name selected by Mattagami and Flying Post for the new.

BOARD PERFORMANCE ASSESSMENT

On an annual basis, the Board, through the NCGC, conducts a formal evaluation to assess its effectiveness as a whole and of its committees, as well as the contribution of individual directors. Such evaluations are carried out through detailed written self-assessment questionnaires followed by interviews with the Chair of the NCGC which address, among other things, review of its mandate, director engagement, Board composition and structure, Board and committee leadership, culture, and relationships. The NCGC discusses the results of the director self-assessment questionnaires and confidential interviews with directors and recommends to the Board any actions considered necessary or advisable to assist the Board in continuing to function effectively or to otherwise enhance its processes and performance. In addition to its internal assessment, the NCGC has the authority to engage external, independent advisors to assist with director performance assessments, as part of its overall Board evaluation process. Director performance, assessed against the competencies, skills and actual contributions the director brought to the Board during the year, factors significantly in the nomination of incumbent directors.

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TERM LIMITS

In order to ensure that the Board benefits from a balance of fresh perspectives and the experience of longer- serving directors, the Corporation has adopted the Board Renewal Policy which recommends that the average tenure of the Board not exceed ten (10) years, the length of time for any Board chair or any committee not exceed ten (10) consecutive years. The Board Renewal Policy does not include term or age limits for individual directors as such limits could cause the Board to lose an established and experienced director necessary to ensure continuity and stability in transitioning new directors to the Board. Term limits, however, were approved by the Board for the Board chair and the chair of a Board committee in order to ensure that fresh and diverse perspective and insights are maintained in those roles. The Board’s membership has been substantially refreshed in recent years, with all directors nominated for election at the Meeting having joined the Board in the time since September 2021.

INDEPENDENCE AND IN CAMERA SESSIONS

When used to describe a director in this Statement of Corporate Governance Practices, the term “independent” has the meaning given to it by Canadian and United States securities regulatory authorities, specifically, a director who has no direct or indirect material relationship with the Corporation and is not otherwise deemed, under applicable regulatory requirements, to be non-independent. A “material relationship” with the Corporation being a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. Neither compensation received solely in connection with directorship nor the holding of Common Shares of the Corporation (which is encouraged) constitutes such a material relationship.

The Board, through the NCGC, at least annually, reviews each director’s direct and indirect relationships with the Corporation, if any, to confirm their independence. The NCGC obtains information relating to these relationships from a variety of sources, including directors’ responses to an annual, detailed independence questionnaire that seeks to identify any connections between the Corporation and any director, or any family member or controlled entity of the director.

The Board has determined that all directors and director nominees for this year’s election of directors are independent, other than Mr. Adams, President and CEO of the Corporation.

The Board and its committees act independently, including, generally, conducting part of each of their meetings in camera (without management, affiliated, non-independent directors present) and deliberating and resolving on proposed actions from management and other material matters in such in camera sessions. In camera sessions facilitate open and candid discussion among independent directors. Approximately 58 such in camera sessions during Board and committee meetings were held in 2024. In addition to regularly scheduled in camera sessions at meetings, generally held at the beginning and/or end of a meeting, any independent director, at any time, may request that management or any non-independent director not be present for all or any part of a meeting.

In camera sessions in 2024 have pertained to consideration of the CEO’s performance, shareholder engagement, director and management compensation and succession, material transactions, financing alternatives and project management, among other matters. In addition to in camera sessions held at Board and Board committee meetings, with a view to the integrity and reliability of the financial statements, the AFC regularly holds sessions that are attended only by the Corporation’s internal and external auditors to allow open discussions about their audits, including the assessment of internal controls over financial reporting, disclosure controls and procedures, and cooperation from management.

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MEETING FREQUENCY, TIME COMMITMENT, ATTENDANCE AND INTERLOCKS

The Board met 12 times in 2024. Absent compelling reasons, it is critical for directors to adequately perform their duties and responsibilities to the Corporation that they attend all Board and committee meetings they are required to attend. Each director’s attendance record for Board and committee meetings is considered by the NCGC when recommending director nominees for re-election to the Board. Even if not formal members, directors are encouraged to attend all committee meetings. In accordance with applicable regulatory requirements, the AFC meets at least every quarter to review financial reporting. Other standing committees of the Board meet at least twice each year and typically more frequently to ensure their mandates are adequately performed. The following table sets out the attendance record for all directors who served on the Board in 2024.

Directors’ Meeting Attendance

Name	Board Meetings		Committee Meetings		Total Board/Committee Meetings

Renaud Adams	12 of 12	100%	N/A	N/A	12 of 12	100%

Christiane Bergevin	12 of 12	100%	17 of 17	100%	29 of 29	100%

Ann K. Masse	12 of 12	100%	16 of 16	100%	28 of 28	100%

L. Peter O’Hagan	12 of 12	100%	17 of 17	100%	29 of 29	100%

Kevin P. O’Kane	12 of 12	100%	17 of 17	100%	29 of 29	100%

David S. Smith(1)	12 of 12	100%	34 of 34	100%	46 of 46	100%

Murray P. Suey(2)	11 of 11	100%	8 of 8	100%	19 of 19	100%

Anne Marie Toutant	12 of 12	100%	18 of 18	100%	30 of 30	100%

Audra Walsh	12 of 12	100%	24 of 24	100%	36 of 36	100%

(1)	As Chair of the Board, Mr. Smith attended all meetings of all committees of the Board, whether or not a formal member of a committee.
(2)	Mr. Suey was appointed to the Board and as Chair of the Audit and Finance Committee on February 15, 2024.

The Board values the knowledge, experience and additional perspective of members that sit on the boards of directors of a variety of other publicly traded companies. Provided they do not interfere with the expected commitment to the oversight of the Corporation’s business and affairs, the Board encourages directorships of companies that are likely to face business, regulatory and social issues similar to those faced by the Corporation from time to time.

When considering whether director nominees have sufficient time and attention to dedicate to IAMGOLD’s business and affairs, the NCGC will consider the number of outside boards of directors on which a director nominee sit, nature of the company or entity on whose board the director nominee sits, the complexity of the business, its legal obligations, the likely demand on a director’s time and attention (such as whether the company or entity is privately held or publicly held and therefore subject to continuous disclosure obligations) as well as the potential for conflicts. The NCGC also considers whether the company or entity is listed on a stock exchange and the requirements of that stock exchange (such as whether it is listed on the TSX or the TSX Venture Exchange), all with a view to determining whether a director nominee can devote the required time and resources to the Corporation.

The NCGC has determined that no director nominee sits on such number of other boards of directors that could compromise the expected commitment of time and attention to IAMGOLD’s business and affairs, as is reflected in their 100% attendance at the previous years’ Board and committee meetings.

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Interlocking relationships between directors are also monitored. No director serves on the board of directors of any other public company or other entity with any other director and thus there are no interlocking relationships. In addition, there are no interlocking relationships between directors and executive officers of the Corporation at other public companies or other entities.

BOARD ROLES AND RESPONSIBILITIES

The roles and responsibilities of the Board are prescribed by applicable law, its adopted mandate and the governance policies of the Corporation. The primary duty and responsibility of the Board is the stewardship of the Corporation, through the oversight of the management of the business, affairs and risks of the Corporation, with a view to the long-term creation and protection of stakeholder value. The Board oversees the following matters, among others:

•	the adoption of strategic, capital and operating plans and budgets, at least annually;

•	the performance of the CEO and other executive officers with a view to the successful execution and implementation of the strategic plan adopted by the Board;

•	the maintenance of a culture of integrity throughout the organization through oversight of compliance with the Corporation’s Code of Business Conduct and Ethics;

•

effective governance through the adoption of sound corporate governance structures and practices designed to ensure the Corporation’s assets are protected, its reputation is preserved and it continues to comply with all laws applicable to its business, wherever conducted;

•	the identification of risks to the Corporation’s business and the implementation of appropriate detection, prevention and mitigation initiatives to manage such risks;

•	oversight and monitoring of the Corporation’s approach, policies and practices related to ESG matters, including environmental-related risks and opportunities;

•

oversight of fair and accurate financial reporting, including internal controls over financial reporting to ensure reliability and disclosure controls and procedures to ensure timely, accurate and complete reporting;

•	the establishment of a communications policy to facilitate communications with investors and other stakeholders and avoid selective disclosure of material undisclosed information;

•	executive management succession planning, including appointing and monitoring the performance of members of senior management, and oversight and approval of appropriate compensation programs; and

•

director succession planning, such that the Board remains appropriately balanced in terms of the strategic skills, competencies and experience and diversity required amongst its members, including in the case of an unexpected departure of a director.

The Board discharges its oversight of the management of the Corporation directly and through its committees. The Board is regularly informed by management in connection with the day-to-day management of the business and affairs of the Corporation and, where issues arise in the execution or implementation of the approved strategic plan, expects management to recommend alternate strategies and actions that will maintain the long- term creation and protection of stakeholder value. The full responsibilities of the Board are set out in its mandate, a copy of which is set out in Appendix “A” to this Circular.

Directors are expected to be familiar and annually affirm their compliance with the Code of Business Conduct and Ethics and, in particular, rules concerning conflicts of interest, actual or perceived, and the expectation of withdrawal from any discussion, assessment or decision of the Board relating to any matter in which a director is

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conflicted. In addition to the Code of Business Conduct and Ethics, each of the Corporation’s directors are subject to the requirements of the Canada Business Corporations Act, the Corporation’s governing legislation, and where a director declares an interest in any material contract or transaction being considered at a meeting of directors, the director, where appropriate, shall recuse himself or herself in connection with such matter, not attend any discussion, or vote, on the matter.

Board Leadership

Chair

The role and responsibilities of the Board Chair include the following:

Ensuring that the Board and its committees function independently of management

Chairing Board meetings.

Developing the agenda for the Board meetings and schedules for Board and committee meetings.

Providing advice and counsel on Board meeting schedules to ensure there is sufficient time for all agenda items.

Evaluating and overseeing the quality, quantity and timeliness of the information submitted by management to the independent directors.

Acting as a liaison between the independent directors and senior management.

Being available for consultation and direct communication, under appropriate circumstances, if requested by investors and other stakeholders.

Performing such other duties and responsibilities as may be delegated to the Chair by the Board from time to time.

The Board Chair does not have an additional, tie-breaking vote in the event that directors are evenly split on a particular matter.

Committees of the Board

In order to assist in the performance of its mandate and oversight of the management of the Corporation, the Board has formed five standing committees: the Audit and Finance Committee, the Human Resources and Compensation Committee, the Nominating and Corporate Governance Committee, the Sustainability Committee and the Technical Committee. The Board may form other ad hoc or special committees from time to time, as necessary or appropriate, to adequately address specific matters. The membership of each standing committee is composed exclusively of independent directors who have the expertise necessary to successfully fulfill the mandate of the committee. As President and CEO of the Corporation, Mr. Adams does not serve on any standing committee of the Board. Mr. Smith, Board Chair, regularly attends all committee meetings.

The chair of a committee is appointed by the Board on the recommendation of the NCGC. The committees are tasked with the performance of their mandates, which are reviewed by the NCGC and the committees on an annual basis, with any amendments being brought to the Board for approval, as applicable. Copies of the mandates of the various standing committees of the Board may be accessed on the Corporation’s website (at www.iamgold.com, under “Corporate Governance”). Each mandate empowers each committee to retain, at the cost of the Corporation, the services of such external advisors it deems necessary or advisable from time to time to assist it in the proper performance of its mandate. The Board and committee mandates, collectively, are designed to provide the governance framework necessary or advisable to fulfill the Board’s duties and responsibilities, particularly, in the effective oversight of management in the conduct of the Corporation’s business and affairs and the execution of the strategy adopted by the Board.

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Audit and Finance Committee (AFC)

Members:	Murray P. Suey (Chair), Christiane Bergevin, Ann Masse and L. Peter O’Hagan

All Members Independent:	Yes

Number of Meetings:	6
Attendance:	100%

The AFC is composed of four (4) independent directors who met six (6) times in 2024 to carry out responsibilities of its mandate. The AFC’s responsibilities include:

•	reviewing and recommending for Board approval the Corporation’s annual and quarterly financial statements and related regulatory disclosures, as prepared by management;

•

reviewing the process of preparing such disclosures through the oversight of internal and external auditors that review the Corporation’s internal controls over financial reporting and disclosure controls and procedures, the performance of such controls during the period to which the disclosures relate, the accounting principles used by management to compile the financial statements and the assumptions, judgments and estimates of management reflected in the financial;

•	recommends the nomination of the external auditor and pre-approves all non-audit services and fees thereof in an effort to monitor the external auditor’s independence from management;

•	reviews the proposed audit scope and approach of the external auditor of the Corporation and ensures no unjustifiable restriction or limitations have been placed on the scope of the proposed audit;

•	on a quarterly basis, reviews risks specific to the execution of the Committee’s mandate;

•	reviews policies relating to the Corporation’s cash flow, cash management and working capital, shareholder dividends and related policy, and share issuance and repurchases;

•

reviews and makes recommendations to the Board with respect to financial plans, including capital market and off-balance sheet transactions, including, without limitation, equity or debt offerings and issuances, and sale-leasebacks that may have a material impact on the Corporation’s financial position; and

•	identifies, reviews and approves all related party transactions.

Further to a recommendation from the NCGC, the Board has determined that all members of the AFC are “financially literate”, at least one member is considered an “audit committee financial expert” and all members have the necessary time to commit to the AFC’s affairs. In the Board’s determination of the financial literacy of members of the AFC, which must be financially literate before the appointment to the AFC, the Board confirms that members possess the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the Corporation’s financial statements. The Board also confirms that the members of the AFC have familiarity with the application of accounting principles, including in respect of judgment and estimates, accruals and reserves, an understanding of internal controls and procedures for financial reporting, familiarity with emerging accounting issues, past employment experience in finance or accounting, professional certification in accounting, and any other comparable experience or background which results in the member’s financial sophistication, including having been a CEO, CFO or other senior officer with financial oversight responsibilities.

For further information related to the AFC please refer to “Item VIII—Audit and Finance Committee” in the Corporation’s AIF filed with applicable securities regulatory authorities.

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Human Resources and Compensation Committee (HRCC)

Members:	L. Peter O’Hagan, Christiane Bergevin, Anne Marie Toutant and Audra Walsh

All Members Independent:	Yes

Number of Meetings:	7
Attendance:	100%

The HRCC is composed of four (4) independent directors who met seven (7) times in 2024 to carry out responsibilities of its mandate. The HRCC’s responsibilities include:

•	making recommendations to the Board relating to the compensation of the Board, the CEO and, on the advice of the CEO, the other members of senior management;

•	administers the Corporation’s shareholder-approved Share Incentive Plan;

•

annually, and more frequently if appropriate, reviews and recommends to the Board the performance objectives used for the purposes of compensation of the CEO and, with the assistance of the CEO, the other Executives;

•	provides the Board with recommendations to match rewards with performance, and to align the interests of management and the Board with shareholders so that each share a similar corporate experience;

•

reviews and make recommendations regarding the human resources policies and programs which are of strategic significance to the Corporation, including the review of the Corporation’s talent management practices and succession planning for senior management; and

•	reviews, on a semi-annual basis, the risks allocated to the Committee arising from the Corporation’s risk register and otherwise applicable to the execution of the Committee’s mandate.

Each member of the HRCC is experienced in matters pertaining to human resources and executive compensation by virtue of having been senior executives of publicly traded companies as well as members of boards and human resources/compensation committees of other public companies.

Further information with respect to the pay-for-performance philosophy, guidelines, metrics, targets and market information used by the HRCC in the process of recommending to the Board the amount, form and structure of the compensation to be awarded to executive management, may be found in the Statement of Executive Compensation included earlier in this Circular.

Information related to the retention by the HRCC of any compensation consultant and the services performed by such consultant is also available in the Statement of Executive Compensation. Similar to the AFC maintaining the independence of the external auditor of the Corporation, in order that any compensation consultant retained by the HRCC from time to time be and remain independent from management, any services performed by such consultant for management must be pre-approved by the HRCC.

Nominating and Corporate Governance Committee (NCGC)

Members:	Christiane Bergevin (Chair), Ann Masse and L. Peter O’Hagan

All Members Independent:	Yes

Number of Meetings:	4
Attendance:	100%

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The NCGC is composed of three (3) independent directors who met four (4) times in 2024 to carry out responsibilities of its mandate. The NCGC’s responsibilities include:

•	reviews and recommends to the Board the corporate governance policies and practices of the Corporation and overseeing compliance therewith;

•	annually evaluating the performance of the Board, its committees and their chairs, and the contributions of individual directors;

•

reviews the size, composition, skills and competencies of the Board, including the diversity of the Board and the independence of each director and recommending suitable nominees for election to the Board;

•

reviews and recommends to the Board any disclosure related to corporate governance in any management information circular of the Corporation for any meeting of the shareholders of the Corporation, or otherwise required by applicable laws;

•

monitors the outside boards the directors sit on to determine if there are circumstances which would impact a director’s ability to exercise independent judgment and to ensure each director has enough time to fulfill his or her commitments to the Corporation;

•

reviews and advises the Board with respect to actual, potential or could be reasonably perceived as having conflicts of interest between or among management, a director or a shareholder of the Corporation, including as a result of any interlocking directorships, and the appropriate responses to mitigate any such conflicts, including the necessity or advisability of appointing (i) a lead director to oversee any meeting of directors, or (ii) an independent committee of the Board to oversee and/or evaluate any material conflict of interest transactions involving the Corporation;

•	evaluates and engages in succession planning for the Board;

•

oversee policies and practices with respect to communication with the shareholders of the Corporation, other stakeholders, and the public in general, including an annual review of the Corporation’s Shareholder Engagement Policy;

•

develops and recommends to the Board for approval position descriptions for the Chair of the Board, the lead independent director (as applicable), individual directors, and the Chair of each committee of the Board;

•

advises and recommends continuing education programs for current directors and orientation program for new directors with a view to ensuring that directors are familiar with the Corporation and its business; and

•	reviews, on a quarterly basis, risks applicable to the execution of the committee’s mandate.

Sustainability Committee (SC)

Members:	Ann Masse (Chair), Kevin O’Kane, Murray P. Suey and Audra Walsh

All Members Independent:	Yes

Number of Meetings:	6
Attendance:	100%

The SC is composed of four (4) independent directors who met six (6) times in 2024 to carry out responsibilities of its mandate. The SC’s responsibilities include:

•

reviewing and monitoring the Corporation’s health, safety, and security (“HSS”) and ESG policies and activities and their compliance with applicable laws, including those with respect to carbon emissions and the impact of the Corporation’s activities on the climate;

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•

reviewing HSS and ESG initiatives and objectives that are proposed by management, and receiving and considering reports of HSS and ESG performance and results, action plans, and the overall effectiveness of the Corporation’s HSS and ESG programs and procedures, and making recommendations to the Board with respect thereto;

•

reviewing and recommending to the Board for public disclosure material sustainability related reporting, including, without limitation the Sustainability Report, Task Force on Climate-related Financial Disclosures Report, Slavery and Supply Chain Report and Tailings Report;

•	reviewing and monitoring, together with management, current and emerging trends in HSS and ESG matters and evaluating their impact on the Corporation;

•	with the advice of management, develops applicable ESG compensation metrics and makes recommendations with respect thereto to the HRCC; and

•	reviews, on a quarterly basis, risks applicable to the execution of its mandate.

Technical Committee (TC)

Members:	Kevin O’Kane (Chair), Anne Marie Toutant and Audra Walsh

All Members Independent:	Yes

Number of Meetings:	11
Attendance:	100%

The TC is composed of three (3) independent directors who met 11 times in 2024 to carry out responsibilities of its mandate. The TC’s responsibilities include:

•

assisting the Board in the oversight of the Corporation’s management of exploration, production and other technical matters, including by reviewing and overseeing, and periodically receiving reports from management responsible for reserve and resource estimation and reporting and those responsible for production and operations, reviewing the Corporation’s procedures relating to the preparation and disclosure of reserve and resource estimates, reviewing and approving mineral resource and reserve estimates prior to public disclosure thereof;

•

annually reviews and approves the qualifications of persons acting as “qualified persons” for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects, in respect of the Corporation’s mineral reserve and resource reporting;

•

reviews and oversees, and periodically receives reports from management responsible for technical and operational matters, including, annual operating, production and life of mine plans; annual exploration plans and budgets; progress of project studies and capital construction projects at the Corporation’s mines and projects; technical merits associated with new material projects or acquisitions under consideration and significant technical risks of the Corporation’s mines and projects;

•

visits, as a Committee or individually, the Corporation’s operations and project sites in order to become familiar with the assets and review relevant objectives, procedures, and performance against plan;

•	oversees and reports to the Board on all material aspects of management’s progress on ramp-up and operations of the Côté Gold mine; and

•	reviews, on a quarterly basis, risks applicable to the execution of its mandate.

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POSITION DESCRIPTIONS

The Board has developed a written position description for the Board Chair and the chairs of committees. The primary responsibilities of the Board Chair (in addition to those dictated by the mandate of the Board, set out Appendix “A” to this Circular) are to, in conjunction with management or otherwise, plan, organize and chair all meetings of the Board and Shareholders, oversee the content of all information that directors and Shareholders are provided, ensure that the same is provided reasonably in advance of their meetings, and to provide leadership in the functioning and performance of the Board in accordance with its mandate. The Chair acts as the primary liaison between the Board and executive management. In any circumstance in which the Chair has an actual, potential or could be reasonably perceived as having a conflict of interest, such that the Chair is required to recuse himself or herself, the Chair of the NCGC or such other director as is selected by the Board will discharge the responsibilities and duties of the Chair in relation to the transaction, contract or matter.

The mandates of the committees of the Board are reviewed and proposed to the committees by the NCGC, who review such proposals and recommend them to the Board for approval. Such committee mandates are designed to assist the Board in fulfilling its mandate by defining the authority, roles and responsibilities of each of the committees and the committee chairs, who seek to ensure their respective mandates are effectively discharged. In addition, the Board has approved a specific position description for the Chair of each committee. These mandates may be accessed on the Corporation’s website (at www.iamgold.com, under “Corporate Governance”).

The Board has developed a written position description for the CEO, whose primary responsibility is to provide leadership of the management of the Corporation and who is directly accountable to the Board. The CEO is responsible for the development and implementation of strategic and tactical plans for the Corporation, as adopted by the Board, the recruitment, development, and monitoring of performance of executive management, managing and monitoring the various exploration, development and producing assets of the Corporation, identifying and pursuing new opportunities for the Corporation, developing and maintaining a culture of integrity throughout the Corporation and protecting and enhancing the Corporation’s reputation. The CEO acts as the primary spokesperson for the Corporation.

DIRECTOR ORIENTATION AND CONTINUING EDUCATION

The NCGC, in conjunction with the Board Chair and CEO, is responsible for ensuring that newly-appointed directors are provided with an orientation and continuing education program. To facilitate such program the Corporation typically provides newly-appointed directors with a series of informational sessions led by members of management which include in-depth reviews of directors’ duties and responsibilities; the roles and responsibilities of each of the Board’s committees; the Corporation’s various exploration, development and producing operations; and the actions management is taking in carrying out the Corporation’s strategic objectives, as determined by the Board. New directors are also provided with opportunities to meet with the Board Chair, the CEO, other independent directors and management, in order to familiarize themselves with the business and operations of the Corporation. Visits to IAMGOLD’s operations are also made available to new directors. Information and advice is also provided to directors by the Corporation’s Chief Legal and Strategy Officer regarding the duties and obligations of directors under applicable law. The mandates of the Board and its committees, the Code, minutes of the meetings of the Board and its committees and the most recent annual report, AIF and Circular are also provided.

To assist directors with remaining current with respect to their duties and responsibilities, the Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing director education:

•

the NCGC canvasses the directors on at least an annual basis for requests or suggestions on continuing educational topics that may be of interest to directors in the context of the Corporation’s strategy and plans;

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•	directors are encouraged to participate in seminars or conferences of interest and relevance to their duties and responsibilities to the Corporation;

•

financial support for director continuing education courses is provided by the Corporation which covers a portion of the cost to attend and complete programs relevant to the directors duties and responsibilities to the Corporation.

•	site visits to the Corporation’s various exploration, development and producing properties and operations are arranged;

•

directors are regularly and timely provided with updates from members of the executive management team regarding strategic issues or events affecting the Corporation, including its competitive environment, the Corporation’s performance relative to its peers and any other developments that could materially impact the Corporation’s business; and

•	directors have full access to senior management and employees with respect to any information they may need in order to properly perform their duties.

In addition to information at Board and committee meetings, comprised of updates on the Corporation’s operations, finances and risk, directors also regularly receive, in the context of Board dinners and other informal meetings, presentations from management or outside parties with respect to developments relevant to the Corporation. In 2024, the Board received presentations on topics related to executive compensation trends, IT and cybersecurity, Indigenous engagement, decarbonization, greenwashing and emerging ESG regulations. Also, given the increasingly importance of artificial intelligence (“AI”) as AI technologies continue to evolve and integrate into various aspects of business operations, the Corporation is committed to ensuring that ongoing education on the latest trends and best practices in AI are provided to the Board and management.

STATUTORY MAJORITY VOTING

The Canada Business Corporations Act (the “CBCA”), the Corporation’s governing statute, provide Shareholders who are asked to elect directors at an uncontested meeting of shareholders with a statutory right to vote for or against director nominees. In the event that any director nominee does not receive a majority of votes in favour of their election, such director nominee will not be elected to serve as a member of the Board. In the event that any director nominee who failed to receive a majority of votes in favour of their election was an incumbent director, such incumbent director may remain in office until the earlier of (i) the 90th day after the date of the election; or (ii)  the day on which their successor is appointed.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS

The Corporation’s by-laws require that any Shareholder seeking to nominate one or more individuals to serve as directors at a Shareholder meeting provide reasonable advance notice of the individuals the Shareholder intends to nominate and information important for other Shareholders to be able to make an informed decision on the nominees. The by-laws provide for a reasonable time frame in which to notify the Corporation of an intention to nominate directors and require a level of disclosure of information concerning proposed nominees that the Board would have to provide in the case of Board nominees – the requirements being no more onerous than the requirements the Board is to meet in its nominations. This affords the NCGC, and the Board, a reasonable opportunity to evaluate the qualifications and suitability of all director nominees and to respond, as appropriate, in the best interests of the Corporation. This allows all Shareholders a reasonable opportunity and sufficient information to evaluate all director nominees and the Board’s recommendations so that they can make an informed vote with respect to every director nominee.

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CODE OF BUSINESS CONDUCT AND ETHICS

In order to protect and advance the integrity and reputation of the Corporation, the Board has adopted the Code, which applies to all directors, officers, employees, contractors and representatives of the Corporation in every business in which it operates globally. All newly-appointed directors and new employees are required to acknowledge and certify their understanding of their obligations under the Code upon commencement of their appointment or employment. Service providers are similarly required to acknowledge and abide by the provisions of the Code at the time of being contracted by the Corporation. The Code sets out fundamental principles upon which the business and affairs of the Corporation, wherever conducted, are based and is designed to promote integrity and deter wrongdoing. The Code provides that any conflict of interest with that of the Corporation is to be avoided, the assets and opportunities of the Corporation are to be protected and used solely for its benefit, non-public information pertaining to the Corporation is to be kept confidential and all laws applicable to the Corporation are to be complied with, wherever its business is conducted. For example, should a director or executive officer have an interest in an agreement or transaction with the Corporation being considered by the Board, such director or executive officer shall disclose their interest in the counterparty and withdraw from any discussion, assessment or decision of the Board relating thereto, including any Board vote thereon. A copy of the complete Code may be accessed on the Corporation’s website (at www.iamgold.com, under “Corporate Governance”).

Any material departure from the Code by a director or executive officer must be approved by the Board and promptly disclosed. There were no such departures from the Code in 2024. The Board believes that providing a means through which concerns may be raised about ethical conduct or departures from the Code, on an anonymous and confidential basis, fosters a culture of integrity and ethical conduct within the Corporation. Similar to allegations concerning the violation of laws or the Corporation’s internal controls over financial reporting or disclosure controls and procedures, any alleged departure from the Code may be, anonymously and confidentially, orally or in writing, reported, for investigation, to the Chair of either or both the AFC and the NCGC, through the internet, a toll-free number and/or by mail. The reporting system is run by an independent third party. Any allegation involving a director is reviewed by the full Board, absent the director which is the subject of such allegation. The Corporation routinely conducts internal audits to test compliance with the Code and confirm its directors, officers and employees continue to be aware of the Code’s requirements as well as the resources available to report alleged breaches. The Corporation requires that, upon election, appointment or employment, and each year thereafter, each director, officer or employee acknowledge an understanding of the Code’s requirements. Given the fundamental nature of the Code, any transgression of its requirements by any officer or employee of the Corporation is grounds for disciplinary action up to and including termination of employment.

ENVIRONMENTAL, SOCIAL AND CORPORATE GOVERNANCE

Environmental, Social, and Governance (ESG) is a key pillar of the Corporation’s overall business strategy, emphasizing its role in driving sustainable growth. The Zero Harm™ vision reflects the Corporation’s commitment to continually strive to reach high standards in health and safety, minimize its environmental impacts and build collaborative relationship with its host communities. This vision is aspirational, encouraging us to actively prevent, mitigate, and manage potential environmental and social impacts. We strive to not only minimize harm but also to explore opportunities to make a positive contribution in the regions where we operate—by promoting environmental stewardship, supporting local development, and empowering communities. The Corporation recognizes that fostering strong community relations and fulfilling commitments to local communities where it operates are fundamental to its success. To help meet its commitments, the Corporation works to develop and maintain meaningful partnerships with its host countries, communities, civil society and employees. IAMGOLD strives to conduct its business in ways that are principled, transparent and accountable to rightsholders and stakeholders, including Shareholders, employees, local communities, and governments, all with a view to the creation and preservation of long-term Shareholder value. As a reflection of the importance of these matters, the

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full Board with the advice of the Sustainability Committee, is responsible for ensuring the Corporation maintains appropriate health and safety policies and programs for its employees in the workplace. The Board also oversees the Corporation’s ESG objectives and closely monitors how the Corporation sets appropriate environmental standards and meets material compliance with environmental laws and legislation.

Management has formed an ESG Steering Committee dedicated to the advancement of ESG in the Corporation’s activities. The full Board and its respective committees regularly receive presentations from management and has discussions concerning the Corporation’s progress on advancing its ESG initiatives to monitor and manage risks and opportunities.

Governance

The Board and its Committees are provided with updates on the Corporation’s activities and risks on a monthly, quarterly and yearly basis, and/or of greater frequency as significant issues arise, including on ESG. Management prepares materials for the presentation to the Sustainability Committee on a quarterly basis.

Management plays a critical role in managing the Corporation’s ESG performance. In particular, the COO provides oversight of all operational and project development activities, is responsible for delivering on safety and environmental performance, and is the accountable Executive Officer for Tailings and Water. The COO is also responsible for developing and implementing policies and practices with respect to sustainability, including health and safety, environment and community relations.

Environment

The Corporation recognizes that mining activities are energy intensive and generate significant greenhouse gas emissions. The Corporation has integrated climate considerations in its existing governance structure with the objective of enabling strategic oversight of climate-related risks and opportunities as follows:

•	Board of Directors: Reviews and monitors strategy and performance on climate change.

•	Sustainability Committee: The Committee meets quarterly to review sustainability progress, including emissions reduction targets and plans.

•

Management: The CEO oversees all ESG-related activities, including climate action targets and activities. The COO provides key recommendations on climate-related issues and reports on climate change issues and progress to the Sustainability Committee.

Annually, the Corporation discloses information on its Scope 1 and 2 emissions in its Sustainability Report. In December 2024, the Corporation issued its 2023 Scope 3 Greenhouse Gas Emissions Report.

For further information on the Corporation’s climate change governance, strategy, risk management, and metrics and targets please refer to the Corporation’s inaugural 2022 Climate Action Report and annual Sustainability Report available at https://www.iamgold.com/English/sustainability/reports/default.aspx.

As a member of the Mining Association of Canada (“MAC”), the Corporation participates in the Towards Sustainable Mining (“TSM”) initiative at all its operations, including internationally at its Essakane mine in Burkina Faso, which exceeds MAC’s requirements of reporting only on Canadian operations. The Corporation conducts an annual self-assessment at each of its operating facilities to assess the performance against the TSM Assessment Protocols, with a third-party verification every three years. The Corporation’s Côté Gold mine will begin reporting publicly against the TSM Assessment Protocols in year three of operations per MAC requirements.

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At the end of 2024, the Corporation sought external verifications of the TSM results for its Westwood and Essakane mines. The verification report indicated an ‘A’ level or higher for all indicators for all protocols. IAMGOLD was also selected to participate in a Post-Verification Review exercise in 2025 with MAC’s Community of Interest Panel, which is part of MAC’s annual internal review process.

Social

Health and safety are core to the Corporation’s pursuit of its Zero Harm™ vision. The Corporation has refreshed its health and safety approach developing a three-year strategy. The strategy focuses on building a strong learning culture and centres on the implementation of a Critical Risks Management Program and visible felt leadership. In 2025, the Corporation is expected to further embed critical risk management within its sites through structured control verification engagements with employees and contractors. To support these engagements, the Corporate Health and Safety department, in conjunction with the sites, plans to develop an in-house safety leadership guidance document. The critical risk management engagements along with the leadership guide is expected to further cement the Corporation’s philosophy of building a strong safety culture that focusses on learning and continual improvement.

Developing and maintaining relationships and trust with host communities and managing emerging community-related risks were a key focus area of the Corporation in 2024. This involved strengthening existing relationships with communities of interest, promoting effective communications to support positive relationships, managing stakeholder expectations, and improving the definition of corporate expectations related to community and Indigenous relations. In 2024, the Corporation continued to invest in and partner with communities impacted by its continuing operations and development projects. The Corporation continues to support sites to achieve excellence in the areas of stakeholder engagement, community investment, and local content. The Corporation continued to work together with strategic partners such as Global Affairs Canada, Cowater, One Drop, Giants of Africa and the UNDP to leverage positive and lasting benefits for our host communities in Burkina Faso. Strategic partnerships in Canada were concentrated in the education sector, helping to develop a future mining talent pipeline.

On an annual basis, the Corporation prepares a Sustainability Report on its ESG approach and performance. Readers may also explore the wide range of IAMGOLD ESG reporting and data available at https://www.iamgold.com/English/sustainability/reports/default.aspx.

CYBERSECURITY OVERSIGHT AND RISK MANAGEMENT

The AFC is responsible for overseeing cybersecurity risk, information security and technology risk, and receives periodic reports from management on material cybersecurity matters. The Corporation employs a team of IT and OT professionals who manage its technology operations, including its risk management processes and security measures. IAMGOLD provides continuous cybersecurity education including training assignments, knowledge assessments, regular phishing simulations, and awareness communications throughout the year. Cybersecurity education is tailored to different functions within the organization.

The Corporation has never experienced a material information security breach and periodically reviews its needs with respect to cybersecurity risk insurance. IAMGOLD conducts regular activities such as Vulnerability Scanning, Penetration Testing, Phishing Simulations, Incident Response Testing, and Disaster Recovery and Business Continuity Testing.

The Corporation has adopted the NIST Cybersecurity Framework (NIST CSF) as its corporate-wide cybersecurity guidance, ensuring alignment with recognized best practices and industry standards. As part of its continuous improvement strategy, IAMGOLD conducts independent cybersecurity maturity assessments based on NIST CSF. These assessments help evaluate the maturity level of the cybersecurity program, identify gaps, and enhance security posture to keep pace with evolving threats.

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IAMGOLD management has established a Corporate Crisis Committee which has developed a Corporate crisis management plan which provides committee members with an overview of recommended steps in preparing, managing, and recovering from a crisis affecting the Corporation, its employees and their families, contractors, and host communities, including with respect to cybersecurity matters.

The Corporation’s internal auditor is responsible for establishing an agile, risk-based annual internal audit plan to determine the priorities of the internal audit and risk management function, consistent with the Corporation’s strategic plan and aligned with the enterprise risk management program, including but not limited to risk registers and risk appetite and tolerance levels.

In addition to the AFC’s role in overseeing the Corporation’s internal audit and risk management processes, the Board and its Committees monitor key risks, through regular updates by management, which is integrated into discussions and decisions on material strategic and operating matters.

IDENTIFICATION OF RELATED PARTY TRANSACTIONS

The AFC is responsible for identifying, reviewing and, if applicable, approving or ratifying all transactions between the Corporation and any related party, as defined under applicable securities laws. The AFC, in conjunction with the Corporation’s management and external auditor, is also responsible for the financial reporting of any transactions between the Corporation and any related party. The Corporation did not enter into any related party transactions in 2024. For further information please refer to “Interest of Informed Persons in Material Transactions and Matters to be Acted Upon” in this Circular.

SHAREHOLDER ENGAGEMENT

IAMGOLD communicates with investors and stakeholders in a number of ways, including through its website, news releases and other public disclosure documents, investor presentations, industry conferences and meetings with shareholders. Management also holds quarterly earnings calls with analysts and investors that are broadcast live and archived on the Corporation’s website at

https://www.iamgold.com/English/investors/events/events-and-webcasts/default.aspx.

The Corporation is committed to engaging in constructive communications with investors and stakeholders and has adopted a Shareholder Engagement Policy, which is available on the Corporation’s website. In addition to annual general meetings, during which shareholders have the opportunity to interact with the Board and senior management, the policy states that the Board values an open dialogue and exchange of ideas with shareholders regarding matters of interest and concern.

Shareholders may contact the Board through the Corporate Secretary at the following addresses:

Mailing Address:	Chair of the Board of Directors c/o Corporate Secretary IAMGOLD Corporation 150 King Street West; Suite 2200 Toronto, ON M5H 1J9
Email Address:	corporatesecretary@iamgold.com

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INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS AND MATTERS TO BE ACTED UPON

Except as otherwise disclosed in this Circular, no transactions have been entered into since January 1, 2024, or are proposed to be entered into, which have materially affected or will materially affect the Corporation or its subsidiaries involving, and no matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors materially involves, directly or indirectly, a director or executive officer of the Corporation since January 1, 2024, a proposed nominee for election as a director of the Corporation or any associate or affiliate of any such director or executive officer or proposed nominee.

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director or executive officer is, in any way, indebted to the Corporation, a subsidiary or any other entity for which the Corporation or a subsidiary has provided a guarantee, support agreement, letter of credit or other similar arrangement or understanding.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on the Corporation’s issuer profile on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov. Further financial information relating to the Corporation is provided in the comparative financial statements and management’s discussion and analysis of the financial statements of the Corporation for its most recently completed financial year. The Corporation will provide any Shareholder of the Corporation, without charge, and upon request to the Secretary of the Corporation or the Vice President, Investor Relations, by phone at 416-360-4710 or by e-mail at info@iamgold.com, with:

•	A copy of the most recent AIF, together with a copy of any document, or the pertinent pages of any document, incorporated therein by reference;

•	A copy of the consolidated financial statements of the Corporation for the year ended December 31, 2024, together with the report of the auditor thereon; and

•	A copy of management’s discussion and analysis of the financial statements of the Corporation for the year ended December 31, 2024.

SHAREHOLDER PROPOSALS

Provided that the Meeting proceeds as scheduled, to be eligible for inclusion in the Circular for the 2026 meeting of Shareholders, Shareholder proposals must be prepared in accordance with applicable rules governing shareholder proposals and must be received at the Corporation’s head office, at 150 King Street West, Suite 2200, Toronto, Ontario, M5H 1J9, by February 5, 2026, being the end of the 60-day period in which proposals must be submitted which begins on December 7, 2025.

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IAMGOLD BOARD APPROVAL

The Board has approved the contents and sending of this Circular to each Shareholder, director and auditor of the Corporation.

DATED at Toronto, Ontario, this 3rd day of April, 2025.

BY ORDER OF THE BOARD

Renaud Adams

President and Chief Executive Officer

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APPENDIX “A” — BOARD OF DIRECTORS MANDATE

IAMGOLD CORPORATION

BOARD OF DIRECTORS MANDATE

1.	Purpose

The primary function of the directors (individually a “Director” and collectively the “Board”) of IAMGOLD Corporation (the “Corporation”) is to provide stewardship over the Corporation and to review the management of the business and affairs of the Corporation. The Board has the responsibility to supervise the management of the Corporation which is responsible for the day-to-day conduct of the business of the Corporation. The fundamental objectives of the Board are to enhance and preserve long-term shareholder value and to review the Corporation’s business conduct. In performing its functions, the Board should consider the legitimate interests that stakeholders, such as employees, customers and communities, may have in the Corporation. In carrying out its stewardship responsibility, the Board, through the Chief Executive Officer (the “CEO”), should set the standards of conduct for the Corporation.

2.	Procedure and Organization

The Board operates by delegating certain responsibilities and duties set out below to management or committees of the Board and by reserving certain responsibilities and duties for the Board. The Board retains the responsibility for reviewing its affairs, including selecting its chair and constituting committees.

In the event that the chair of the Board is not “independent” for the purposes of applicable securities laws, the Board shall also appoint a lead independent director.

3.	Responsibilities and Duties

The principal responsibilities and duties of the Board fall into a number of categories which are summarized below.

(a)	Legal Requirements

(i)	The Board has the overall responsibility to review compliance with applicable legal requirements and that documents and records have been properly prepared, approved and maintained.

(ii)	The Board has the statutory responsibility to, among other things:

(A)	review the management of the business and affairs of the Corporation;

(B)	act honestly and in good faith with a view to the best interests of the Corporation;

(C)	exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances; and

(D)

act in accordance with the obligations contained in the Canada Business Corporations Act (the “CBCA”), the regulations thereunder, the articles and by-laws of the Corporation, applicable securities laws and policies and other applicable legislation and regulations.

(iii)	The Board has the statutory responsibility for considering the following matters as a Board which in law may not be delegated to management or to a committee of the Board:

(A)	any submission to the shareholders of any question or matter requiring the approval of the shareholders;

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(B)

the filling of a vacancy among the directors or in the office of auditor and the appointing or removing of any of the chief executive officer, the chair of the Board or the president of the Corporation;

(C)	the declaration of dividends;

(D)	the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

(E)

the payment of a commission to any person in consideration of the person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares except as authorized by the Board;

(F)	the approval of a management proxy circular;

(G)	the approval of a take-over bid circular, directors’ circular or issuer bid circular;

(H)	the approval of an amalgamation of the Corporation;

(I)	the approval of an amendment to the articles of the Corporation;

(J)	the approval of annual financial statements of the Corporation; and

(K)	the adoption, amendment or repeal of any by-law of the Corporation.

In addition to those matters which at law cannot be delegated, the Board must consider and approve all major decisions affecting the Corporation, including all material acquisitions and dispositions, material capital expenditures, material debt financings, issue of shares and granting of options.

(b)	Strategy Development

The Board has the responsibility to review and approve the strategic planning process in place for the Corporation and to review the development of strategic plans and approving the strategy through which the Corporation proposes to achieve its long term objectives and goals (taking into account, among other things, the opportunities and risks of the business of the Corporation).

(c)	Enterprise Risk Management

The Board has the responsibility to safeguard the assets and business of the Corporation, identify and understand the primary risks of the business of the Corporation and to review the effectiveness of the enterprise risk management systems in place to monitor and review those risks with a view to preserving the long-term viability and to enhance the performance of the Corporation.

(d)	Appointment, Training and Monitoring of Senior Management

The Board has the responsibility to:

(i)	appoint the CEO and, together with the CEO, to develop a position description for the CEO;

(ii)

with the advice of the Human Resources and Compensation Committee (A) approve objectives that the CEO is responsible for achieving and to monitor and assess the performance of the CEO in achieving those objectives; and (B) approve the Compensation of the CEO;

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(iii)

with the advice of the Human Resources and Compensation Committee and the CEO (A) approve objectives that the members of the Corporation’s executive leadership team (the “Executives”), other than the CEO, are responsible for achieving; and (B) approve the compensation of the Executives other than the CEO.

(iv)	provide advice and counsel to the CEO in the execution of the duties of the CEO;

(v)

with the advice of the Nominating and Corporate Governance Committee, develop, to the extent considered appropriate, approve position descriptions for the chair of the Board, the lead independent director (as applicable), individual directors, the chair of each committee of the Board;

(vi)	with the advice of the CEO, approve the appointment and replacement of all Executives other than the CEO;

(vii)	with the advice of the Human Resources and Compensation Committee, consider, and if considered appropriate, approve incentive-compensation plans and equity-based plans of the Corporation; and

(viii)	review training and development of senior management and members of the Board and to provide orderly succession of management, including the CEO and other Executives.

(e)	Integrity of Management

The Board has the responsibility, to the extent considered appropriate, to satisfy itself as to the integrity of the CEO and other Executives and officers of the Corporation and to review and assess the extent to which the CEO and other Executives and officers are creating a culture of integrity throughout the Corporation.

(f)	Policies, Procedures and Compliance

The Board is responsible for the review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)	compliance with applicable laws and regulations and to appropriate ethical and moral standards;

(ii)	approving and monitoring compliance with significant policies and procedures by which the business of the Corporation is conducted;

(iii)

with the advice of the Human Resources and Compensation Committee, establishing executive compensation policies applicable to the CEO and Executives to ensure that the compensation paid to such individuals is competitive within the industry and that the form of compensation aligns the interests of each senior officer with those of the Corporation;

(iv)	with the advice of the Nominating and Corporate Governance Committee, monitoring the corporate governance practices and altering such practices when circumstances warrant;

(v)

with the advice of the Sustainability Committee, establishing appropriate health and safety policies and programs for its employees in the workplace, establishing sustainability and ESG objectives and setting appropriate environmental standards for operations and ensuring the Corporation operates in material compliance with environmental laws and legislation; and

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(vi)

with the advice of the Technical Committee, establishing policies and practices for resources and reserves estimations and reporting, and technical and operational matters, for the Corporation’s operations, projects and development properties.

(g)	Reporting and Communication

The Board is responsible for the review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)	policies and programs to enable the Corporation to communicate effectively with management, shareholders, other stakeholders and the public generally;

(ii)

with the advice of the Audit and Finance Committee, reviewing the adequacy of the continuous disclosure program including reporting financial results and other required disclosure of the Corporation to shareholders, other security holders and regulators such that material information is disseminated on a timely and regular basis;

(iii)

with the advice of the Audit and Finance Committee, reviewing the reporting of financial results, which reporting is to be fair and in accordance with applicable generally accepted accounting principles;

(iv)

with the advice of the Audit and Finance Committee, reviewing the timely and accurate reporting of any developments that could have a significant and material impact on the value of the Corporation; and

(v)	reporting annually to the shareholders of the Corporation on the affairs of the Corporation for the preceding year.

(h)	Monitoring and Acting

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)

monitoring the Corporation’s progress in achieving its goals and objectives and revising and, through management, altering strategic and tactical plans of the Corporation in response to changing circumstances;

(ii)	considering taking action when performance falls short of the goals and objectives or when other special circumstances warrant;

(iii)	reviewing and approving material transactions involving the Corporation, including material acquisitions and dispositions of assets, material capital expenditures, or issuances of securities;

(iv)	implementation and ongoing adequate internal control and management information systems;

(v)	with the advice of the Nominating and Corporate Governance Committee, assessing the individual performance of each Director and the collective performance of the Board; and

(vi)	with the advice of the Nominating and Corporate Governance Committee, reviewing the size and composition of the Board as a whole to facilitate more effective decision-making by the Corporation.

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4.	Board’s Expectations of Management

The Board expects each member of management to perform such duties, as may be reasonably assigned by the Board from time to time, faithfully, diligently, to the best of their ability and in the best interests of the Corporation. Each member of management is expected to devote substantially all of their business time and efforts to the performance of such duties. Management is expected to act in compliance with and to ensure that the Corporation is in compliance with all laws, rules and regulations applicable to the Corporation.

5.	Responsibilities and Expectations of Directors

Directors should exercise their duties and responsibilities in a manner that is consistent with this mandate and with the best interests of the Corporation and its shareholders generally. The responsibilities and expectations of each Director are as follows:

(a)	Commitment and Attendance

All Directors should make every effort to attend all meetings of the Board and meetings of committees of which they are members. Members may attend by telephone or video conference.

(b)	Participation in Meetings

Each Director should be sufficiently familiar with the business of the Corporation, including its financial position and capital structure and the risks and competition it faces in order to actively and effectively participate in the deliberations of the Board and of each committee on which the Director is a member. Upon request, management should make appropriate personnel available to answer any questions a Director may have about any aspect of the business of the Corporation. Directors should also review the materials provided by management and the Corporation’s advisors in advance of meetings of the Board and committees and should arrive prepared to discuss the matters presented.

(c)	Code of Business Conduct and Ethics

The Corporation has adopted a Code of Business Conduct and Ethics to deal with the business conduct of Directors and officers of the Corporation. Directors should be familiar with and abide by the provisions of the Code of Business Conduct and Ethics.

(d)	Other Directorships

The Corporation values the experience Directors bring from other boards on which they serve, but recognizes that those boards may also present demands on a Director’s time and availability, and may also present conflicts issues. Directors should advise the Chair of the Nominating and Corporate Governance Committee before accepting any new membership on other boards of directors or any other affiliation with other businesses or governmental bodies which involve a significant commitment by the Director.

(e)	Conflicts

If at any time a Director has an actual, potential or could reasonably be perceived as having a, conflict of interest in any transaction, contract or other matter, where lawfully able to do so, such Director will promptly advise the Chair of the Nominating and Corporate Governance Committee and the officer acting as general counsel (“General Counsel”) or the Corporation of the conflict and, if deemed appropriate by the General Counsel based on the circumstances, will recuse himself or herself from the discussions and decisions in connection with such matter.

(f)	Contact with Management

All Directors may contact the CEO at any time to discuss any aspect of the business of the Corporation. Directors also have complete access to other members of management. The Board expects that there will be frequent opportunities for Directors to meet with the CEO and other members of management in Board and committee meetings and in other formal or informal settings.

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(g)	Confidentiality

The proceedings and deliberations of the Board and its committees are, and shall remain, confidential. Each Director should maintain the confidentiality of information received in connection with their services as a Director of the Corporation.

6.	Qualifications and Directors’ Orientation

Directors should have the highest personal and professional ethics and values and be committed to advancing the interests of the Corporation. They should possess competencies, skills and personal characteristics required to add value to the Corporation in light of the opportunities and risks facing the Corporation and its strategic direction. The CEO is responsible for the provision of an orientation and education program for new Directors, in consultation with the Nominating and Corporate Governance Committee.

7.	Meetings

The Board should meet on at least a quarterly basis and should hold additional meetings as required or appropriate to consider other matters. Management may be asked to participate in any meeting of the Board. In addition, the Board should meet as it considers appropriate to consider strategic planning for the Corporation. Financial and other appropriate information should be made available to the Directors in advance of Board meetings. Attendance at each meeting of the Board should be recorded.

8.	Independence

In determining the independence of any member of the Board, the Board will consider all relevant factors, including any relationship a director has with the Company, its management, its shareholders and other direct or indirect material relationships which could, in the view of the Board, be reasonably expected to interfere with the exercise of a Board member’s independent judgment.

9.	Committees

The Board has established the following standing committees: (i) Audit and Finance Committee; (ii) Human Resources and Compensation Committee; (iii) Nominating and Corporate Governance Committee; (iv) Sustainability Committee; and (v) Technical Committee in order to assist the Board in discharging its responsibilities. Special committees of the Board may be established from time to time to assist the Board in connection with specific matters. The chair of each committee should report to the Board following meetings of the committee. The Board should review the mandate of each standing committee annually.

10.	Evaluation

The Board and each standing committee should conduct a self-evaluation at least annually to assess their effectiveness. In addition, the Nominating and Corporate Governance Committee should periodically consider the mix of skills and experience that Directors bring to the Board and assess, on an ongoing basis, whether the Board has the necessary composition to perform its oversight function effectively.

Each Director will be subject to an annual evaluation of their individual performance.

11.	Resources

The Board has the authority to retain independent legal, accounting and other consultants. The Board may request any officer or employee of the Corporation or outside counsel or the external/internal auditors to attend a meeting of the Board or to meet with any member of, or consultant to, the Board.

Directors are permitted to engage an outside legal or other adviser at the expense of the Corporation where, for example, they are placed in a conflict position through activities of the Corporation, but any such engagement shall be subject to the prior approval of the Nominating and Corporate Governance Committee.

12.	Approval Date

Last updated, reviewed and approved by the Board on February 20, 2025.

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APPENDIX “B” — 2024 VOTING RESULTS

Motions	FOR	% FOR	Against / Withheld	% Against / Withheld

Elect Renaud Adams as Director	260,552,059	99.77%	613,184	0.23%

Elect Christiane Bergevin as Director	260,084,167	99.59%	1,081,076	0.41%

Elect Ann K. Masse as Director	260,344,677	99.69%	820,565	0.31%

Elect L. Peter O’Hagan as Director	259,451,164	99.34%	1,714,078	0.66%

Elect Kevin P. O’Kane as Director	260,373,651	99.70%	791,592	0.30%

Elect David S. Smith as Director	260,467,763	99.73%	697,480	0.27%

Elect Murray P. Suey as Director	260,453,391	99.73%	711,852	0.27%

Elect Anne Marie Toutant as Director	260,469,439	99.73%	695,804	0.27%

Elect Audra Walsh as Director	260,302,059	99.67%	863,184	0.33%

Appointment of Auditors	275,036,462	91.09%	26,893,534	8.91%

Executive Compensation	255,764,551	97.93%	5,400,692	2.07%

Amendment to Share Incentive Plan of the Corporation	253,730,072	97.15%	7,435,171	2.85%

2025 Management Information Circular	IAMGOLD | 100

HEAD OFFICE IAMGOLD Corporation 150 King Street West, Suite 2200 Toronto, ON M5H 1J9 Canada T: 416 360 4710 TF: 1 888 464 9999 E: info@iamgold.com TSX: IMG | NYSE: IAG IAMGOLD.COM